PROSPECTUS	Filed pursuant to Rule 424(b)(4) Registration No. 333-256515
1,000,000 American Depositary Shares Representing 8,000,000 Common Shares

Eco Wave Power Global AB (publ) is offering American Depositary Shares, or ADSs, in an initial public offering of its common shares, underlying the ADSs, in the United States. The initial public offering price is $8.00 per ADS. Each ADS represents the right to receive 8 common shares.

Our common shares are traded on the Nasdaq First North Growth Market, or Nasdaq First North, under the symbol “ECOWVE.” This offering constitutes our initial public offering of common shares, underlying the ADSs, in the United States, and while our common shares have been traded on the Nasdaq First North since 2019, no public market currently exists on a U.S. national securities exchange for our common shares or the ADSs.

Our ADSs have been approved for listing on the Nasdaq Capital Market, or Nasdaq, under the symbol “WAVE.”

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$8.00	$8,000,000
Underwriting discounts and commissions(1)	$0.56	$560,000
Proceeds to us (before expenses)	$7.44	$7,440,000

____________

(1)      In addition, we have agreed to reimburse the underwriters for certain expenses and issue warrants to the representative of the underwriters, or the Representative, in an amount equal to 5% of the aggregate number of ADSs sold in this offering, or the Representative Warrants. See the section titled “Underwriting” beginning on page 110 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

We have granted the underwriters an option to purchase from us, at the public offering price, up to 150,000 additional ADSs, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $644,000, and the total proceeds to us, before expenses, will be $8,556,000.

The underwriters expect to deliver the ADSs to purchasers in the offering on or about July 6, 2021.

Sole Book-Running Manager

A.G.P.

The date of this prospectus is July 1, 2021

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We or the underwriters have not authorized anyone to provide you with information that is different. We and the underwriters are offering to sell the ADSs, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus outside the United States.

In this prospectus, unless the context provides otherwise, “we,” “us,” “our,” the “Company” and “EWPG” refer to Eco Wave Power Global AB (publ), after the date that it acquired its operating subsidiary, Eco Wave Power Ltd., or EWP Israel, or the Acquisition (see “Prospectus Summary — Corporate Information” for additional information), while such references, before the time of the Acquisition, refer to EWP Israel. Until June 9, 2021, our name was EWPG Holding AB (publ). On May 31, 2021, our shareholders approved amended and restated articles of association at an extraordinary general meeting of shareholders whereby, among other things, our name was changed to Eco Wave Power Global AB (publ).

Our functional currency is the Swedish Kronor. Our reporting currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “dollars,” “USD” or “$” mean U.S. dollars, references to “SEK” are to the Swedish Kronor and references to “NIS” are to the New Israeli Shekel. Unless otherwise indicated, certain SEK amounts contained in this prospectus have been translated into U.S. dollars at the applicable exchange rate on the dates of the transactions using the exchange rates provided by the Sveriges

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RiksBank, the central bank of Sweden. These translations should not be considered representations that any such amounts have been, could have been or could be converted into USD at that or any other exchange rate as of that or any other date.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Our historical consolidated financial statements present the consolidated results of operations of Eco Wave Power Global AB (publ) and its majority-owned subsidiaries.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and related notes appearing at the end of this prospectus.

Our Company

We are a wave energy company primarily engaged in the development of a smart and cost-efficient wave energy conversion, or WEC, technology that converts ocean and sea waves into clean electricity. Our corporate mission is to revolutionize energy production with our proprietary wave technology, and to become a leader in the renewable energy industry, which, according to an analysis by Frost & Sullivan, is expected to see $3.4 trillion in new investment in the next decade. Our WEC technology is implemented onshore or nearshore, as opposed to offshore systems, and draws energy from incoming waves by converting the rising and falling motion of the waves into an efficient and clean energy generation process.

In addition to our WEC technology, we are also building out a pipeline of ancillary technology services that we may provide to our customers and other parties, such as other companies and research institutions. These services currently include feasibility studies for potential clients of our WEC technology. We are also developing a smart Wave Power Verification, or WPV, software, intended to provide real-time production verification that is expected to allow preventative-predictive and corrective measures to be taken. We believe that by providing these complementary services, we will be better positioned to be a leader of the wave energy industry.

Today, more than ever, a WEC solution such as ours is needed. Global energy production is expected to continue growing, where there is strong economic growth, to meet increasing global energy demand, with the U.S. Energy Information Administration projecting global energy consumption expected to rise by 50% between 2018 and 2050, led by growth from countries that are not in the Organization for Economic Cooperation and Development, or the OECD, and focused in regions where strong economic growth is driving demand, particularly in Asia. Historically, the world has relied on traditional polluting energy sources that come from fossil fuels, such as coal and oil. Fossil fuels have been the preferred energy source over time mainly because they have been cheaper than renewable energy sources like solar and wind even though fossil fuels pollute the earth and are limited in supply.

While the world continues to rely on fossil fuels, we believe that in recent years solar and wind power have crossed a new threshold, moving from mainstream to preferred energy sources across much of the globe. As they reach price and performance parity with conventional sources, demonstrate their ability to enhance grids, and become increasingly competitive via new technologies, deployment obstacles and ceilings are dissolving. Already among the cheapest energy sources globally, solar and wind have the potential to advance much further, as we believe that the enabling trends have not run their full course yet. Costs are continuing to fall, and successful integration is proceeding apace, undergirded by new technologies that are bringing even greater efficiencies and capabilities. Meanwhile, according to the International Energy Agency, or IEA, the demand for renewables is growing and, according to a report from Deloitte, solar and wind power now come closest to meeting three energy consumer priorities: reliability, affordability, and environmental responsibility. However, we believe that marine energy, and specifically wave energy, remains largely unexploited, due to high implementation, operation and maintenance costs, and that marine energy technologies remain at an early stage of development, especially in the case of wave power.

Wave energy is considered to have the highest energy production rate of any renewable energy source. According to the 2020 paper, “Electrical Power Generation from the Oceanic Wave for Sustainable Advancement in Renewable Energy Technologies” from the peer review journal, Sustainability, ocean wave energy has the highest energy production compared to other renewable energy sources as it can produce energy 90% of the time, and which, according to an article “On the reversed LCOE calculation: Design constraints for wave energy commercialization” from the International Journal of Marine Energy, also has the potential capacity to become one of the cheapest and cleanest. According to an estimate from the Intergovernmental Panel on Climate Change, approximately 32,000 terawatt-hours per year could theoretically be produced from the oceans’ waves (subject to there being sufficient wave energy technologies), which is approximately double the world’s electricity production in 2008. However, we believe that many companies trying to develop WEC systems have been struggling to move beyond research and development and into commercialization primarily due to the fact that most WEC systems are designed for offshore application where wave heights are of a higher nature. However, we believe that offshore installations typically give rise to certain critical issues that may make commercialization difficult. According to our research and based on reports from the International Renewable Energy Agency, or IRENA, and research papers from Chalmers University of Technology, we believe that there are four primary issues challenging the commercialization of offshore installation. The first issue is the high capital expenses implicit in the installation, maintenance, and grid-connection of offshore technologies which require the use of ships, divers, underwater electrical transmission cables, and underwater mooring, which are all highly capital intensive. The second issue is the lack of reliability for these offshore technologies due to the extremely harsh weather conditions which are prevalent in the offshore sea/ocean environment. The stationary manmade equipment has no way of avoiding the extreme loads caused by the offshore storms, and many offshore wave energy developers had their equipment dislodged and broken down after a short time of operation. The third issue we believe is both in its difficulty to reach insurability and, if insurance is available, to obtain the applicable insurance policy at a reasonable cost. Developers with offshore wave energy technologies struggled to secure insurance as insurance companies were hesitant to risk insuring such technologies (which are deemed “pre-commercial”) due to the aforementioned high capital expenses and low survivability. The final issue is environmental, as many environmental organizations object the deployment of offshore WEC technologies as many of them require mooring to the ocean floor, which has the potential to disturb the ecological balance.

Our WEC Technology

We believe that our WEC technology has the potential to accelerate the viability of wave power in a way that was previously not achievable because our WEC technology is more cost-efficient, reliable, insurable and environmentally friendly compared to offshore systems. Our WEC technology, first wave-pool tested in Kiev in 2011, employs units of point absorber floating devices, referred to as floaters, which are installed on existing marine structures such as (but not limited to) piers, breakwaters and jetties, or in locations in which such marine structures are required. Our specially designed floaters move accordingly with the movement of the waves pressing hydraulic pistons, which create pressure in land located accumulators, of between 50 and 160 bar or more (metric unit of pressure, which may vary in accordance with the programming of the system), depending on wave heights, which is rotating a hydromotor, that then rotates a generator, which sends the clean electricity to the grid via an inverter. Our WEC technology usually begins producing electricity from wave heights as low as 50 cm.

WEC solutions placed closer to shore, such as our WEC technology, generally encounter waves coming from the same direction, thereby boosting the quantity of energy captured. In deep water, where offshore solutions are usually placed, waves can travel in almost any direction, making it difficult to extract energy due to the fact that these waves are more difficult to predict and more complex to account for in system design. So, although the maximum wave power is higher offshore, the exploitable level of power nearshore may be practically the same level as in offshore locations.

Different parts of the system are measured by sensors, which collect and transmit various information in real-time and allows the system to be continuously monitored and controlled by a central control system, which automatically optimizes the electricity production in order to ensure continuous power generation. In addition, when the waves are too high for the system to handle, the floaters will automatically lift above the water level and remain in the upward position until the wave heights return to pre-storm levels, at which time, the system automatically commences operation. In the event that the automation system is not available, this action can also be performed manually.

Our WEC technology is also fully modular, allowing us to more easily scale projects. Our system does not connect to the ocean floor or create a new presence in the surrounding marine environment. Furthermore, we have submitted a patent and have been testing the ability to add solar panels to our WEC technology, which we believe will allow our system to generate larger amounts of electricity from multiple renewable energy sources.

We believe our WEC technology design significantly reduces construction and production prices while increasing reliability and insurability.

Our Pipeline Projects and Achievements

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be up to 325.7 megawatts in size. In addition, we have entered into agreements to conduct feasibility studies. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar for up to five megawatts, a Concession Agreement in Portugal for up to 20 megawatts, an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing, see “Business — Our Proprietary WEC Technology — Project Pipeline — Mexico” for additional information) and Pioneering Technology approval from the Israeli Ministry of Energy, or the Ministry of Energy, to construct a 100 kilowatt (or 0.1 megawatt) WEC array, which is in advanced construction in the Jaffa port in Israel. Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC systems for such projects (or any others), as we will need to meet certain conditions and obtain certain licenses to reach the actual construction stage of such projects, of which there can be no guarantee. See “Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and “Business — Project Pipeline” for additional information.

Preliminary agreements, including letters of intent and other similar agreements that require the parties to enter into definitive documents, are subject to ongoing negotiation and there can be no guarantee that we are able to enter into definitive agreements with these parties. As a result, the total aggregate megawatt of our project pipeline does not reflect only those projects covered by definitive agreements. We are continuously working to expand our pipeline, including efforts to enter into definitive agreements to cover projects that are not covered by definitive agreements.

We currently operate a grid-connected proof-of-concept wave energy array in Gibraltar, which is a part of a five megawatt Power Purchase Agreement that we signed with the Government of Gibraltar and Gibraltar’s National Electric Company, or GibElectric.

EDF EWP One Project — This project involves installation and operation of a 100 kilowatt (or 0.1 megawatt) installed capacity project in the Jaffa Port in Israel in a partnership with EDF Energies Nouvelles Israel Ltd., or EDF Renewables IL, a subsidiary of the French multinational electric utility company Électricité de France S.A., or EDF, pursuant to which we co-own, in equal parts, the joint venture EDF EWP One Ltd., or EDF EWP One. In addition to the shared funding of this project pursuant to our Joint Venture Agreement with EDF Renewables IL, we also received co-funding from Ministry of Energy, which recognized our technology as a “pioneering technology.” Pioneering technology recognition is a designation granted by the Chief Scientist of the Ministry of Energy to renewable energy technologies, which grants such companies with a production quota to connect their technology to Israel’s national electricity grid in accordance with the guidelines established for Pioneering Technologies. We previously operated an off-grid pilot power station, in the same place, mainly for research and development purposes. In August 2020, we secured the engineering coordination permit required for the deployment of the grid connection work for the project, and in February 2021, we obtained the engineering coordination permit for the cement works and conversion unit and floaters installation.

Portugal Planned Project — In 2020, we entered into a Concession Agreement with the Port of Leixões, or APDL, to use an area potentially suitable for the construction, operation and maintenance of a wave energy power plant of up to 20 megawatts in four locations owned and operated by APDL. Pursuant to the Concession Agreement with APDL, APDL will provide us with the concession for its breakwaters for a period of between 25 to 30 years, while we will be responsible for securing all the licenses, constructing and commissioning the power plant and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for each site. The power plant is planned to be constructed and commissioned in several stages starting with a one megawatt station, and subject to certain conditions, to be followed by the construction, operation and maintenance of the remaining capacity of the plant (19 megawatts). In order to commence the licensing, EWP Israel incorporated a wholly owned subsidiary company in Portugal under the name EW Portugal-Wave Energy Solutions, Unipessoal Ida., or EW Portugal. EW Portugal has initiated the process for obtaining the necessary licenses required in order to commence construction of the first megawatt of the project.

Our achievements in 2020 include a collaboration agreement with Meridian Energy Australia Pty Ltd., or MEA, which is a wholly owned subsidiary of Australasia’s largest renewable energy generator Meridian Energy Limited. The purpose of the collaboration is to jointly investigate the development of commercial wave energy power projects in the Australian National Electricity Market. We also signed several letters of intent with various ports and are currently working on entering into definitive agreements to commence these new projects.

Once we complete this offering, we plan to continue to develop the projects in our pipeline, specifically our EDF EWP One project, and to work towards the completion of the licensing required for our megawatt project in Portugal, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. Prioritized countries for our project pipeline include those with significant wave heights, governmental support for renewable energy projects, short and clear licensing procedures, favorable feed-in-tariffs or subsidy schemes, high electricity demand, strong promotion of renewable energy and/or lack of electricity access and available grid-capacity. In addition, we will be prioritizing growth in specific high-potential target markets. Primarily, we are concentrating on growth in Europe, North America and Oceania, where there is high wave energy potential and growing support for renewable energy technologies.

During 2020, we received several high profile awards and industry accolades for our technology and activities in the wave energy field. These include:

•        The 2020 Energy Globe Award, for our combined wave and solar project in Gibraltar;

•        Meaningful Business, a global platform for leaders combining profit and purpose, recognized us as a Meaningful Business 100 (MB100) leader for 2020;

•        We were shortlisted for the Falling Falls Science Breakthrough of the year in the Engineering and Technology Category;

•        We were selected to be featured on RE:TV by the Sustainable Markets Initiative, curated by editor-in-chief, His Royal Highness Prince Charles of Wales, which showcases inspiring innovations and ideas that point towards a sustainable future;

•        We have been invited to join 14 other leading entrepreneurs from across the UK and Europe for the first ever virtual iteration of the Unreasonable Impact program, an innovative multi-year multi-geographic partnership between Barclays and Unreasonable Group to launch the world’s first global network focused on scaling up entrepreneurial solutions that will help employ thousands worldwide in the emerging green economy; and

•        In 2021, we won the public vote for the Global Innovation Award at Abu Dhabi Sustainability Week in the category of Life Bellow Water and the Blue Invest People’s Choice Award by the European Commission.

In addition, Inna Braverman, our Chief Executive Officer, was selected by Fast Company as one of the world’s 74 “Most Creative People in Business for 2020”, recognized as one of the “European tech pioneers shaping the post-pandemic world” by Sifted.eu, selected as a finalist of the “European Commission’s Prize for Women Innovators” 2020, received the “Green Innovation Award” by the UK Department of International Trade and named to the list of “50 of the World’s Most Influential Jews” by Jerusalem Post.

Recent Developments

COVID-19

In the short term, the effects of the ongoing global coronavirus pandemic, or COVID-19, were not positive, as it disrupted our ability to travel, and governments across the world imposed restrictions on movement that adversely impacted our ability to carry out our operations as usual in Israel, Gibraltar, Portugal and other countries. As a result of restrictions implemented by governments in counties within which we operate, we experienced certain delays in project execution as most of our projects are with ports, governments and public organizations, which put a priority, in the short term, on fighting the pandemic rather than putting in resources intended to promote innovative projects. For example, we have experienced delays in getting certain licenses required in order to commence construction of the first megawatt in the Portugal project.

The full extent to which COVID-19 will impact our business will depend on future developments, which are highly uncertain and cannot be predicted. However, in the long term, we believe that COVID-19 will have a positive overall impact on the renewable energy industry, as we believe that the renewable energy sector will come out of the COVID-19 pandemic stronger than it was beforehand, based on the emphasis on sustainability in various plans for recovery from the pandemic. For example, the Rockefeller Foundation committed to invest $1 billion over the next three years to catalyze a more inclusive, green recovery from the COVID-19 pandemic. Other prominent leaders, governments, and organizations are also rising to the occasion and have committed to advancing significant and ground-breaking green recovery plans. For example, in June 2020, the EU launched a 750 billion Euro COVID-19 recovery package, of which 37% of the funding was to be allocated towards climate friendly measures. Additionally, The Sustainable Markets Initiative was launched by His Royal Highness Prince Charles of Wales, in response to the increasing threats posed by climate change and biodiversity loss. In addition, we believe COVID-19 has acted as a catalyzer to decarbonization; the world invested unprecedented amounts in low-carbon assets last year, from renewables to cleaner transport, energy storage to electric heat. A new, broad measure of ‘energy transition investment’ compiled by BloombergNEF, or BNEF, shows that the world committed a record $501.3 billion to decarbonization in 2020, beating the previous year by 9% despite the economic disruption caused by the COVID-19 pandemic.

A geographical split of BNEF’s energy transition investment data shows that Europe accounted for the biggest slice of global investment, at $166.2 billion (an increase of 67% in comparison to 2019). BNEF further reported that Europe’s impressive performance was driven by a record year for electric vehicle sales, and the best year in renewable energy investment since 2012. Globally, renewables capacity investment increased in 2020 as compared to 2019. For instance, as highlighted by BNEF, renewables capacity investment increased by 10% in Japan to $19.3 billion, 177% in the U.K. to $16.2 billion, 221% in the Netherlands to $14.3 billion, 16% in Spain to $10 billion, 23% in Brazil to $8.7 billion, Vietnam 89% higher at $7.4 billion, France 38% up at $7.3 billion, and Germany 14% up at $7.1 billion. Other markets seeing $3 billion-plus totals included Taiwan, Australia, South Korea, Poland, Chile, Turkey and Sweden.

However, although opportunities have arisen in our industry as a result of the COVID-19 pandemic, COVID-19 has also presented a number of challenges for all businesses around the world, including ours.

We believe that we reacted quickly to COVID-19 and we have come up with a clear and responsible plan, which we refer to as EPIC-M, which at its core we believe maintains the safety of our employees, while intended to help us achieve our operational targets. The EPIC-M plan, includes five main components:

•        Efficient remote operation of our Gibraltar power plant;

•        Progressing projects which are under construction (for example, the EDF EWP One project);

•        Increasing pipeline project intake;

•        Creating trust among our shareholders, while improving brand awareness; and

•        Minimizing expenses.

Efficient remote operation of our Gibraltar power plant. We have changed our ways of working and for the time being, we are not sending staff to Gibraltar and other locations in our projects pipeline. Nevertheless, our Gibraltar power plant has continued operation and is being monitored by our local power plant manager with ongoing online support from our engineering team in our office in Israel. In addition, measures have been taken to ensure all employees can work remotely and are equipped with proper tools necessary to attend remote meetings. We also implemented new sales and business development strategies, which we quickly expressed to our business development and marketing employees, in order to enable quick adjustment to the new situation and allow us to finalize new deals remotely.

Progressing projects which are under construction. We worked and continue to work on the second power plant that we expect to connect to the electricity grid — the EDF EWP One project in Jaffa Port, Israel. In a significant regulatory milestone, we secured the engineering coordination permit from the Municipality of Tel-Aviv Jaffa required for the deployment of the grid connection works of the EDF EWP One project in the Jaffa Port, Israel. The permit allows us to proceed with the path towards electric cable laying work, for the electric transmission cables that will connect the EDF EWP One project and with the Israel Electric Company sub-station. In February 2021, we secured the engineering coordination required for cements works, floaters installation on the breakwater and location of the WEC unit.

Increasing pipeline project intake. As part of our long-term vision, we have taken steps to secure new sites that are potentially interested in our WEC technology. Including a newly entered Concession Agreement for an up to 20 megawatt wave energy power plant with APDL, our overall project pipeline is estimated to be 325.7 megawatts, consisting of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. In addition, we have entered into agreements to conduct feasibility studies. See “Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and “Business — Project Pipeline” for additional information.

Preliminary agreements, including letters of intent and other similar agreements that require the parties to enter into definitive documents, are subject to ongoing negotiation and there can be no guarantee that we are able to enter into definitive agreements with these parties. As a result, the total aggregate megawatt of our project pipeline does not reflect only those projects covered by definitive agreements. We are continuously working to expand our pipeline, including efforts to enter into definitive agreements to cover projects that are not covered by definitive agreements. We believe that our progress was made possible due to both the newly implemented business development and sales strategies and due to the positive attention that our WEC technology has received across the globe.

In addition, we are planning to expand our product portfolio by providing increased project development products and services, specifically, conducting additional feasibility studies for our potential customers and by launching our WPV software, both of which are expected to add customer value and provide a potential revenue stream for us. With respect to feasibility studies, we signed two such agreements in 2020, one of which is with MSMART Future Technology in Vietnam. With respect to our WPV software, once we complete its development, we intend to add it to our product portfolio. We believe that by adding the WPV software to our product portfolio, we will be able to position ourselves as not only as a leading WEC technology provider, but also as a world-leader in a proprietary software for the growth of the whole industry.

Creating trust among our shareholders, while improving brand awareness. During the COVID-19 pandemic it has also been important to us to reassure our shareholders that we are taking all appropriate measures to meet our operational targets, in a clear and responsible manner. As a result, we have also come up with a new communication plan, which is expected to improve our brand awareness, while establishing better communication channels with our existent and new shareholders. One of the items of such a plan was changing the Company’s ticker symbol on Nasdaq First North to “ECOWVE.” This new symbol is expected to be easier to find, while clearly more appropriately reflecting our brand. We have also launched a monthly newsletter and started a policy of frequent updates to our shareholders and the market, via press releases and other means available to us. We hope that this will reinforce the connection between us and our shareholders, while aligning our operational steps with understanding from the market.

Minimizing expenses. The last step of our response plan to the COVID-19 pandemic is financial. Although we believe we currently have sufficient capital and financial resources to undertake our current level of operations and maintain our current burn rate through at least the next 15 months, or September 2022, we will require additional financing in order to undertake efforts to fully commercialize and scale our WEC technology and to commence construction of new projects. In addition, the consequences of COVID-19 are still hard to grasp, and everything indicates that this might be a lengthy recovery process for us and the entire world. As a result, to ensure our long-term financial situation, we have been able to reduce certain capital expenditures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.

Summary of Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks in full before you invest in our securities. A summary of our risks include the following:

•        we have not generated revenue from our wave energy technology or power stations and may never be profitable;

•        the ongoing COVID-19 pandemic may adversely affect our operations and financial condition;

•        we may not be able to receive the regulatory approvals and permits needed in order to commercialize our WEC technology in the jurisdictions in which we wish to operate;

•        we have a history of operating losses and may not achieve or maintain profitability and positive cash flow;

•        the reduction or elimination of government subsidies, grants and other economic incentives for various renewable energy applications may have an adverse impact on our operations and financial condition;

•        we will need additional sources of financing even if this offering is completed;

•        our revenues, if any, and efforts to become profitable, may be impacted by our need to pay royalties on government grants and other agreements;

•        our Chief Executive Officer, directors and shareholders who own more than 5% of our outstanding common shares before this offering currently own, in the aggregate, approximately 73% of our outstanding common shares and will own approximately 59% of our common shares upon the completion of this offering of ADSs (assuming no exercise of the underwriters’ over-allotment option) and therefore, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders;

•        even if we are issued patents, because the patent positions of our technology are complex and uncertain, we cannot predict the scope and extent of patent protection for our products;

•        there can be no assurance that our patent applications will result in issued patents;

•        if we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets;

•        we could be held liable if our business operations harmed the environment and a failure to maintain compliance with environmental laws could severely damage our business;

•        wave energy is relatively new and is unproven which could mean that we may never be successful in commercializing our technology;

•        we will be subject to intense competition in the renewable energy business by competitors with substantially greater resources and/or more cost-effective technology;

•        changes in technology may have a material adverse effect on our results of operations;

•        if we fail to manage our future growth effectively, our business could be materially adversely affected. We may also face difficulties as we expand our operations into countries in which we have no prior operating experience;

•        we are or will be subject to international regulations that could adversely affect our business and results of operations;

•        an amendment to the employment agreement that we have with our Chief Executive Officer may provide for certain payments in the event of a change of control of us (as defined), which may discourage, delay, or prevent a change in control;

•        the rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation; and

•        our securities are traded on more than one exchange and this may result in price variations.

Corporate Information

We are a company incorporated in Sweden and were incorporated in 2019. Our principal executive offices are located at 52 Derech Menachem Begin St., Tel Aviv-Yafo, Israel 6713701. Our telephone number in Israel is +972-3-509-4017. Our website address is https://www.ecowavepower.com/. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

EWP Israel was incorporated in 2011. EWP Israel was the parent and operating company until the Acquisition. In connection with the Acquisition, we acquired EWP Israel and its subsidiaries through an issue in kind (no cash consideration was involved, but rather EWP Israel shareholders exchanged their shares in EWP Israel for our shares) in May 2019. We refer to this transaction in this prospectus as the “Acquisition.” The purpose of the Acquisition was to have a parent company incorporated under Swedish law prior to the listing on Nasdaq First North. Prior to the Acquisition, EWPG had no assets or operations. As a result of the Acquisition, we became the parent company of EWP Israel. Since the Acquisition, our operations have been carried out by EWP Israel and its subsidiaries and we expect to continue to follow this practice.

Following the Acquisition, on May 21, 2019, our shareholders approved a 50 for 1 split of our common shares, or the Share Split.

The Securities and Exchange Commission, or the SEC, also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that we will file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at http://www.sec.gov.

Implications of Being an “Emerging Growth Company”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Implications of being a “Foreign Private Issuer”

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market rules for domestic U.S. issuers and are not required to be compliant with all Nasdaq Stock Market rules as of the date of our initial listing on Nasdaq as would domestic U.S. issuers. For example, as a Swedish company, and pursuant to applicable Swedish law, we will not have a compensation committee at the time of our initial listing on Nasdaq. See “Risk Factors — Risks Related to this Offering and the Ownership of the ADSs and Our Common Shares.” These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company. We intend to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an “emerging growth company.”

THE OFFERING

ADSs offered by us	1,000,000 ADSs representing 8,000,000 common shares (or 1,150,000 ADSs representing 9,200,000 common shares if the underwriters exercise in full their option to purchase additional ADSs).
Common shares to be outstanding after this offering	43,194,844 shares (or 44,394,844 shares if the underwriters exercise in full their option to purchase additional ADSs).
The ADSs	Each ADS will represent 8 of our common shares, par value SEK 0.02 per share. The ADSs may be evidenced by American Depositary Receipts, or ADRs.

The depositary will be the holder of the common shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is incorporated by reference as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	The underwriters have an option for a period of 30 days to purchase up to additional 150,000 ADSs to cover over-allotments, if any.
Use of proceeds

We estimate that the net proceeds from our issuance and sale of 1,000,000 ADSs in this offering will be approximately $6.73 million after deducting underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise the over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $7.85 million after deducting underwriting discounts and commissions and offering expenses payable by us. We currently expect to use the net proceeds from this offering as follows:

•   approximately $3.1 million towards research and development and the development, licensing and construction of additional WEC arrays, as well as the development of the projects in our pipeline, which may include expenditures for feasibility studies, and testing and demonstrations of our WEC technology;

•   approximately $1.5 million to advance the development of new products; and

•   the remainder, if any, for working capital and general corporate purposes.

The exact amounts and timing of these expenditures will depend on a number of factors, such as the timing, scope, progress and results of our research and development efforts, the timing and progress of any partnering efforts, and the regulatory and competitive environment.

See “Use of Proceeds” on page 42 of this prospectus for a more complete description of the intended use of proceeds from this offering as well as “Risk Factors — Risks Related to this Offering and Ownership of the ADSs and Our Common Shares.”

Risk factors	You should read the “Risk Factors” section starting on page 12 of this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.
Nasdaq Capital Market Trading Symbol	“WAVE”
Nasdaq First North Symbol	“ECOWVE”

The number of our common shares to be outstanding immediately after this offering is based on 35,194,844 common shares outstanding as of June 15, 2021. Unless otherwise indicated, this number excludes 1,583,767 common shares reserved for future issuance under our long-term incentive plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of the over-allotment option and no exercise of the warrant to purchase up to 50,000 ADSs (or 57,500 ADSs if the underwriters exercise in full their option to purchase additional ADSs) to be issued to the Representative in connection with this offering.

Except as otherwise indicated:

•        all information in this prospectus reflects our 50 for 1 Share Split; and

•        references to our articles of association in this prospectus, unless the context provides otherwise, refer to our amended and restated articles of association adopted at an extraordinary general meeting of our shareholders on May 31, 2021.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the following statements of operations data for the years ended December 31, 2020 and 2019 and balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Our financial statements included in this prospectus were prepared in accordance with IFRS, as issued by the IASB.

	Year Ended December 31,
U.S. dollars in thousands, except share and per share data	2020	2019
Research and development expenses	366	184
Sales and marketing expenses	348	392
General and administrative expenses	1,104	1,370
Total operating expenses	1,818	1,946
Operating loss	(1,818)	(1,946)
Financial expenses	(151)	(83)
Loss before income tax	(1,969)	(2,029)
Income tax	1
Loss on conversion of debt
Net loss	(1,970)	(2,029)
Other comprehensive loss:
Exchange differences on translation	1,397	74
Comprehensive loss	(573)	(1,955)
Basic and diluted net loss per common share	(0.06)	(0.06)
Weighted average common shares used in computing basic and diluted net loss per common share	35,194,844	31,609,746
	As of December 31,
U.S. dollars in thousands	2020	2019
Balance Sheet Data:
Cash and cash equivalents	$10,734	$11,702
Total assets	12,699	13,576
Total non-current liabilities	(1,319)	(1,321)
Accumulated deficit	(6,036)	(4,077)
Total shareholders’ equity	10,795	11,357

RISK FACTORS

An investment in our securities involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the audited consolidated financial statements and the related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our securities. If any of the risks discussed below actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. This could cause the trading price of the ADSs to decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and the trading price of the ADSs.

Risks Related to Our Financial Position and Capital Requirements

We have not yet generated revenue from sales of our WEC technology or power stations and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our WEC technology, and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenue unless or until we are able to prove the impact and benefits of implementing our WEC technology and then successfully enter into agreements for the sale of our products and services to countries, states and private customers that carry out a transition to an energy production source that is based on our technology. Our ability to generate future revenue from our WEC technology, services or power stations depends heavily on our success in many areas, including but not limited to:

•        our ability to enter into and carry out agreements for the sale of our products and services or collaboration agreements;

•        our ability to connect to the technology of a country’s national grid or micro grids;

•        our ability to enter into long-term contracts for the sale of electricity generated from our WEC technology;

•        the implementation of rules or standards by governments and/or by quasi-government agencies regarding the use of alternative sources of clean energy, and specifically, wave energy and our ability to receive feed-in-tariffs for wave energy;

•        our ability to obtain financing on terms favorable to us;

•        our ability to obtain the necessary permits or regulatory consents, including our ability to enter into concession agreements or other agreements for the use of land and ocean space for the construction and utilization of our WEC technology;

•        our ability to protect our intellectual property; and

•        business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters.

If we fail to enter agreements for the sale of products and services or collaboration on terms favorable to us, or if such agreements lead to delays or expenses or if payments according to the agreements are delayed or not made at all, it could have a material adverse effect on our business, results and financial position.

We have a history of operating losses and may not achieve or maintain profitability and positive cash flow.

We have incurred net losses since EWP Israel began its operations, and we have incurred net losses of $1.97 million and $2.03 million in our fiscal years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, we had an accumulated deficit of $6.04 million. To date, our activities have consisted primarily of activities related to the development and testing of our technologies and efforts to commercialize our products. Thus, our losses to date have resulted primarily from costs incurred in our research and development programs and from our selling, general and administrative costs. As we continue to develop our proprietary technologies, we expect to continue to have a net use of cash from operating activities unless or until we achieve positive cash flow from the commercialization of our products and services.

We do not know whether we will be able to successfully commercialize our products or whether we can achieve profitability. There is significant uncertainty about our ability to successfully commercialize our products in our targeted markets. Even if we do achieve the commercialization of our products and become profitable, we may not be able to achieve or, if achieved, sustain profitability on a quarterly or annual basis.

Even if this offering is successful, we will need to raise substantial additional funding before we can expect to complete the development of our products and services. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

As of December 31, 2020, our cash and cash equivalents were approximately $10.7 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 15 months, or September 2022. Even if this offering is completed, we will require substantial additional capital to commercialize our products and services (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information). In addition, even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

•        our research and development efforts, including our ability to finish research and development projects or product development within the allotted or expected timeline;

•        the cost, timing and outcomes of seeking to commercialize our products and services in a timely manner;

•        the announcement of new products, new developments, services or technological innovations by our competitors in the traditional and renewable energy industry;

•        global policies and feed-in-tariffs for wave energy;

•        licensing costs and timelines;

•        our ability to generate cash flows;

•        economic weakness, including inflation, or political instability in particular foreign economies and markets;

•        the length of the COVID-19 pandemic and its impact on our research and development, operations and financial condition;

•        government regulation in our industry, and more specifically, the costs and timing of obtaining regulatory approval or permits to launch our technology in various geographical markets; and

•        the costs of, and timing for, strengthening our manufacturing agreements for production of our WEC technology.

Any additional fundraising efforts may divert our management from its day-to-day activities, which may adversely affect our ability to develop and commercialize our products and services. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all, during or after the COVID-19 pandemic. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares or the ADSs to decline, even if we believe that the terms of such financing are favorable, or, in the event of an equity financing, may be at a price per ADS lower than the one paid in this offering and could dilute your ownership in our Company. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, limitations on our ability to pay dividends and other operating restrictions that could adversely impact our ability to conduct our business; if we were to be in default of any such contractual limitations, this could further adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. In addition to the material adverse effects listed above, if our ability to finance our operations on terms and timing favorable to us, this could also result in placing us at a disadvantage against our competitors.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the development or commercialization, if any, of any products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

The reduction or elimination of government subsidies, grants and other economic incentives for various renewable energy applications could make it more difficult for us to complete the development of our products and subsequently seek to commercialize them, which, if commercialized, could lead to a reduction in our net sales and harm our financial condition.

The renewable energy industry benefits from and is made more competitive due to various government subsidies, grants, feed-in-tariffs and other economic incentives. The reduction, elimination or expiration of such government subsidies, grants, feed-in-tariffs and other economic incentives for various renewable energy applications in hydropower, solar, wind, biofuel, biomass, geothermal and/or wave/tidal energy, could result in the diminished competitiveness of such alternative energy sources relative to conventional sources of energy. Not only would this negatively affect the growth of that particular renewable energy industry, but it could make it more difficult for us to complete development of our technology and products and subsequently seek to commercialize them, which, if commercialized, could lead to a reduction in our net sales and harm our financial condition.

In addition, a portion of our ongoing and future projects related to developing wave power plants is intended to be partly financed through grants, for example within the framework of the European Commission’s Horizon 2020 program (described below), funding from the Ministry of Energy, or the European Regional Development Fund, or the ERDF. There is no assurance that we will receive a grant or receive the full amount of the grant, especially if there is a very competitive submission process or if we do not fulfill the conditions imposed on us or our projects in connection with the grants received. If we violate any of the conditions stipulated in any of our grant agreements, for example, if we fail to file the requested updates on the development of the project, to keep separate records for our expenses funded by the grant, to observe a grant’s publicity requirements or to meet the timeline proposed in the grant, this may result an obligation to repay the contributions already received.

If we do not receive the full grant within any of our current or future grants, or if we otherwise do not qualify as eligible for future grants or do not receive future grants, even if eligible, or are required to repay grants already received, this could have a material adverse effect on our ongoing and future projects, as well as our business, reputation and financial position.

Our revenues, if any, and efforts to become profitable, may be impacted by our need to pay royalties on government grants and other agreements, which may also include terms subjecting us to penalties if we are default of material terms.

We have received royalty-bearing grants from the Chief Scientist of the Ministry of Energy’s office and a loan agreement with the Management Committee of Jiangsu Changshu High-tech Development Zone, or the Committee, Changshu Shirat Enterprise Management Co. Ltd., or CS, each of which require that we (or our subsidiaries) pay royalties on certain projects (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities” for additional information on our loan agreement with the Committee and CS, including the terms of repayment). Pursuant to our agreement with CS, if we default on any payments due under such agreement, we are obligated to pay a default interest rate of 5%, or if such rate is not permissible under Chinese law (the law governing such agreement), at the maxim amount allowed by law.

If we are able to generate revenues from the commercialization of our WEC technology, the requirement that we pay royalties on certain projects will impact the amount of revenue that we generate and may delay our efforts to become profitable. In addition, the repayment terms of the agreement with the Committee and CS, and similar terms in future agreements, if any, may also impact our ability to turn revenues, if any, into profit.

Risks Related to Our Intellectual Property

We have filed multiple patent applications and have a number of issued patents. There can be no assurance that any of our patent applications will result in issued patents. As a result, we may not be able to adequately protect our proprietary technology in the marketplace.

We have filed patent applications in the United States, the European Union, or the EU, and Israel and have the ability to file our Patent Cooperation Treaty, or PCT, international patent applications in many countries worldwide. Unless and until our pending patent applications are issued, their protective scope is impossible to determine. Practically, it is impossible to predict whether or how many of our patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what we currently seek or third parties may challenge their validity.

Even if we are issued patents, because the patent positions of our technology are complex and uncertain, we cannot predict the scope and extent of patent protection for our products.

Any patents that may be issued to us will not ensure the protection of our intellectual property for a number of reasons, including without limitation the following:

•        any issued patents may not be broad or strong enough to prevent competition from other products including identical or similar products;

•        if we are not issued patents or if issued patents expire, there would be no protections against competitors making generic equivalents;

•        there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

•        there may be other patents existing in the patent landscape that will affect our freedom to operate;

•        if our patents are challenged, a court or relevant tribunal could determine that they are not valid or enforceable;

•        a court could determine that a competitor’s technology or product does not infringe our patents even if we believe it does;

•        our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

•        if we encounter delays in our development, the period of time during which we could market our products under patent protection would be reduced.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States, Europe and Israel can be less extensive than those in the United States, Europe and Israel. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States, Europe and Israel. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, Europe, or Israel, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where we have patents, but enforcement is not as strong as that in the United States, Europe, or Israel.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly in the People’s Republic of China, or China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. To date, we have not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our platform technology and related services without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the energy sector. As of May 24, 2021, two oppositions have been filed against two of our patents, and there can be no guarantee that such patents do not infringe on another party’s patent rights. See “Business — Intellectual Property” for additional information. It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering our technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technology.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our technology, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our technology or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Certain technologies and patents have been developed with partners and we may face restrictions on this jointly-developed intellectual property.

We have entered into cooperation agreements with a number of partners and pursuant to our agreements with these partners, such as the Ministry of Energy and EDF Renewables IL, certain intellectual property developed by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. If we cannot obtain commercial use rights for such jointly-owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected.

Risks Related to Government Regulation and Compliance Matters

We could be held liable if our business operations harmed the environment and a failure to maintain compliance with environmental laws could severely damage our business.

Our operations are subject to a variety of country-specific, regional and local laws and regulations relating to the protection of the environment. Unexpected occurrences with our products may occur which may be damaging the environment or third-party assets in such a way that could lead to disruption of business, loss of assets, damage to employees or the public. In the event of the foregoing, we may be required to pay damages or be subject to restitution responsibility. Such impact on the environment can also lead to negative publicity. The cost of complying with current regulations could have a material adverse effect on our business, results of operations and financial position.

We are required to obtain permits in different areas of the world in order to utilize our products in such regions. Our need to apply for and receive permits could substantially limit our ability to operate and grow our business.

Our ability to continue with our current scope of operations and expand our operations and business across the globe is subject, in certain cases, to our receiving a permit for different purposes, including the use of land. It may be difficult to receive the required permits, which may require our management team to divert its attention from other aspects of our business, or it may be more capital intensive or a more time consuming process than expected to receive permits, either of which could increase costs and delay the launch of our products. In addition, permitting and execution processes may be delayed due to the ongoing COVID-19 pandemic. Furthermore, if we do not comply with the requirements set forth in the permits we receive, we could lose the granted permits or not receive them at all. Should any of these events occur it could have a material adverse effect on our business and reputation, results of operations and financial position.

Changes in environmental laws and regulations, or fundamental changes in the operations of government agencies, could reduce demand or impact the timing for our services.

Most of our business is driven by laws and regulations related to the protection of the environment. The former Trump administration has declined to enforce some environmental laws and has repealed certain regulations, adversely impacting the ability of companies in the renewable energy sector to generate revenue. If these policies do not change under the new presidential administration, or if any further relaxation or repeal of these laws occurs in the United States and elsewhere, or changes occur in governmental policies regarding the funding or enforcement of these laws in the countries and regions in which we currently operate and may seek to operate in, we may experience additional adverse impacts on our ability to grow our business.

Fundamental changes in the operations of government agencies (i.e., significant agency staff reductions, changes or delays in processes for awarding contracts, and decisions to shutdown portions of local or state government) also could impact the amount or timing of our revenue, if any. Also, reduced spending by governmental agencies may increase competition within our industry, which may directly affect future revenue and profits, if any.

We conduct operations on a worldwide basis and are subject to a variety of risks associated with doing business outside the United States.

We maintain significant international operations, including operations in Sweden, Israel, Portugal, China, Gibraltar, Australia and Mexico (we are not currently actively working on advancing operations in Mexico, see “Business — Our Proprietary WEC Technology — Project Pipeline — Mexico” for additional information) and have pipeline projects and potential projects in other countries, including, but not limited to, England, Scotland, Brazil, Maldives, Bangladesh, Vietnam, Cyprus, The Netherlands and others. As a result, we are subject to a number of risks and complications associated with international sales, services and other operations, as well as risks associated with U.S. foreign policy. These include:

•        difficulties associated with compliance with numerous, potentially conflicting and frequently complex and changing laws in multiple jurisdictions, e.g., with respect to environmental matters, intellectual property, privacy and data protection, corrupt practices, embargoes, trade sanctions, competition, employment and licensing;

•        general economic, social and political conditions in the countries in which we operate, including international and U.S. trade policies and currency exchange rate fluctuations;

•        tax and other laws that restrict our ability to use tax credits, offset gains or repatriate funds;

•        currency restrictions, transfer pricing regulations and adverse tax consequences, which may affect our ability to transfer capital and profits;

•        inflation, deflation and stagflation in any country in which we have a manufacturing facility;

•        fluctuations in currency exchange rates may in the future affect, revenue, profits and cash earned on international operations;

•        foreign customers with long payment cycles;

•        different business cultures;

•        imposition of or increases in customs duties and other tariffs;

•        complications in complying with restrictions on foreign ownership and investment and limitations on repatriation. We may not be permitted to own or to fully own our operations in some countries and may have to enter into partnership or joint venture relationships. Some foreign legal regimes restrict our repatriation of earnings to the United States from our subsidiaries and joint venture entities. We may also be limited in our ability to distribute or access our assets by the governing documents pertaining to such entities. In such event, we will not have access to the cash flows and assets of our subsidiaries; and

•        business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters.

We operate in a number of countries throughout the world, including in countries that do not have as strong a commitment to anti-corruption and ethical behavior that is required by U.S. laws or by our corporate policies. Based on the nature of our products, these activities involve potential interaction with government agencies, public officials or state-owned enterprises. We are subject to the risk that we, our U.S. employees or our employees located in other jurisdictions or any third party that we engage to do work on our behalf may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business. The U.S. Foreign Corrupt Practices Act, or the FCPA, prohibits corruptly providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. We may deal with both governments and government-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA and other applicable anti-corruption laws. Any violation of the FCPA or any similar anti-corruption law or regulation could result in substantial fines, sanctions or civil and/or criminal penalties, debarment from business dealings with certain governments or government agencies or restrictions on the marketing of our products in certain countries, which could harm our business, financial condition or results of operations. If these anticorruption laws or our internal policies were to be violated, our reputation and operations could also be substantially harmed. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Compliance with multiple, and potentially conflicting, international laws and regulations, including anticorruption laws and exchange controls may be difficult, burdensome or expensive. While our employees and agents are required to comply with these laws, our internal policies and procedures may not always prevent violations. Further, in connection with past and future acquisitions by us, there is a risk of successor liability relating to such laws in connection with prior actions or alleged actions of an acquired company. Such matters or allegations related to such matters could adversely affect our reputation and the burden and cost associated with defending or resolving such matters could adversely affect our business, prospects, financial condition or results of operations.

Laws, governmental regulations and policies supporting renewable energy (including tax incentives), could change at any time, including as a result of new political leadership, and such changes may materially adversely affect our business and our growth strategy.

Renewable energy generation assets currently benefit from, or are affected by, various federal, state and local governmental incentives and regulatory policies. We have operations in several countries that have incentives and regulatory policies which are beneficial for renewable energy generation assets. The growth of our business will also be dependent on the tax and regulatory regimes generally and as they relate in particular to our investments in our WEC technology and power stations. Any effort to overturn laws, regulations or policies that are supportive of WEC technology or that remove costs or other limitations on other types of generation that compete with WEC technology could materially and adversely affect our business, financial condition, results of operations and cash flows.

For example, renewable energy sources in Gibraltar benefit from federal incentives, such as financial incentives, tax allowances and soft loans. Any adverse change to, or the elimination, of these incentives could have a material adverse effect on our business and our future growth prospects in the market.

Many U.S. states have adopted renewable portfolio standard, or RPS, programs mandating that a specified percentage of electricity sales come from eligible sources of renewable energy. If the RPS requirements are reduced or eliminated, it could lead to fewer future power contracts or lead to lower prices for the sale of power in future power contracts, which could have a material adverse effect on our future growth prospects. Such material adverse effects may result from decreased revenues, reduced economic returns on certain project company investments, increased financing costs and/or difficulty obtaining financing.

Renewable energy sources in Canada benefit from federal and provincial incentives, such as RPS programs, accelerated cost recovery deductions allowed for tax purposes, the availability of offtake agreements (a type of agreement in which the buyer agrees to purchase from the producer set portions of the producer’s upcoming goods) through RPS and other commercially oriented incentives. Renewable energy sources in Chile also benefit from an RPS program. Any adverse change to, or the elimination of, these incentives could have a material adverse effect on our business and our future growth prospects.

We are also subject to laws and regulations that are applicable to business entities generally, including local, state and federal tax laws. If any of the laws or governmental regulations or policies that support renewable energy change, or if we are subject to changes to other existing laws or regulations or new laws or regulation that impact our tax position, increase our compliance costs, are burdensome or otherwise negatively impact our business, such new or changed laws or regulations may have a material adverse effect on our business, financial condition, results of operations and cash flows.

National electricity markets are politically regulated and complex.

National electricity markets are politically regulated and complex. In some regions and states, the political system may prove to be beneficial to local suppliers, while there may be a more open climate in other regions and states. Although we may currently have operations in a certain region or state, as a result of changing regulation, we may be required to stop our operations in such region or state or we may decide to exit or cease from entering the market in a certain region or state even though we may have approval to do so because of economic or political conditions regulating such electricity market. The occurrence of any of the aforementioned could have a material adverse effect on our business, results of operations and financial position.

Unsuccessful compliance with applicable privacy regulations could have an adverse effect on our business and reputation.

The collection and use of data in the EU is governed by the provisions of the Data Protection Directive, and as of May 2018, the European General Data Protection Regulation, or GDPR. We collect and processes personal data to a certain extent in our operations, for example in relation to our personnel.

These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the Data Protection Directive, the GDPR and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations impose additional responsibility and liability in relation to personal data that we process and we intend to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. In addition, other jurisdictions in which we operate are currently discussing or implementing regulations similar to GDPR. Changes to these European privacy regulations (and similar regulations in other jurisdictions) and unsuccessful compliance may be onerous and adversely affect our business, financial condition, prospects, results of operations and reputation.

Risks Related to Our Business Operations

Our business and operations have been and are likely to continue to be adversely affected by the evolving and ongoing COVID-19 global pandemic.

Our business and operations have been and are likely to continue to be adversely affected by the effects of the recent and evolving COVID-19 virus, which was declared by the World Health Organization as a global pandemic. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease, including public health directives and orders in Sweden, Israel, the United States and the EU that, among other things and for various periods of time, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings and events and ordered cessation of non-essential travel. Remote work policies and similar government orders or other restrictions on the conduct of business operations related to the COVID-19 pandemic may negatively impact productivity and may disrupt our ongoing research and development activities and our construction and execution timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. More specifically to our business operations, such remote work policies and other government enacted limitations, have impacted our ability to carry out our business operations. For example, in Portugal, our efforts to obtain a license to commence construction of our WEC technology has been delayed due to COVID-19, and we do not yet know when we will receive this license. In addition, our ability to negotiate new agreements and move agreements from the “letter of intent” stage to definitive agreements has also been hindered by the COVID-19 pandemic as governments have placed more focus in the interim on combating the pandemic. Further, existing or future government orders enacted as a result of the COVID-19 pandemic may also impact the availability or cost of materials, which would disrupt our supply chain and manufacturing efforts and could affect our ability to conduct ongoing operational activities.

The global COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 pandemic impacts our business and operations, including our development and project licensing and execution efforts, will depend on future developments that are highly uncertain and cannot be predicted with confidence at the time of this prospectus, such as the ultimate geographic spread of the disease, the duration of the outbreak, the duration and effect of business disruptions and the short-term effects and ultimate effectiveness of the travel restrictions, quarantines, social distancing requirements and business closures in Israel, the United States and other countries to contain and treat the disease. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our development and project licensing and execution activities, or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business (to a greater extent than already disrupted to date) and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section.

We face possible risks associated with natural disasters and the physical effects of climate change on seas and oceans, which may include more frequent or severe storms, typhoons, flooding and rising sea levels, any of which could have a material adverse effect on our operations, business and financial condition.

We are subject to the risks associated with natural disasters and the physical effects of climate change on seas and oceans, which may include more frequent or severe storms, typhoons, flooding and rising sea levels, any of which could have a material adverse effect on our properties, operations and business. Climate change also may affect our business by increasing the cost of (or making unavailable) insurance for our WEC technology on terms we find acceptable, increasing costs, such as requiring additional research and development in excess of what we may have expected to incur, and requiring us to expend funds as we seek to repair and protect our WEC technology. To the extent climate change causes changes in weather patterns that result in the number or intensity of storms and rising sea levels, we could become subject to significant losses and/or repair costs that may or may not be fully covered by insurance. In addition to the effect on our WEC technology, natural disasters and the effects of climate change on seas and oceans, and land, may also adversely impact our ability to carry out our projects, which could adversely impact our operation, business and financial condition.

We manage our business through a small number of employees and key consultants.

Our key employees include our Chief Executive Officer, Ms. Inna Braverman, who co-founded our Company, as well as our Chief Financial Officer, Mr. Aharon Yehuda. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer or our Chief Financial Officer or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Although we expect to enter into employment agreements with persons joining our executive management team, these agreements will likely be terminable at will with minimal notice.

In addition, laws and regulations on executive compensation, including legislation in our country of incorporation, Sweden, or in the country in which we conduct a majority of our operations, Israel, may restrict our ability to attract, motivate and retain the required level of qualified personnel.

Because of the specialized engineering, technical and managerial nature of our business, we rely heavily on our ability to attract and retain qualified engineering, technical, managerial and experienced personnel. In particular, the loss of one or more of our executive officers or key consultants could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We do not currently carry “key person” insurance on the lives of members of senior management. The competition for qualified personnel in our field is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

We enter into various contracts in the normal course of our business, some or all of which may require us to indemnify the other party to the contract. In the event we have to perform under these indemnification provisions, it could have an adverse effect on our business, financial condition and results of operations.

In the normal course of business, we may enter into agreements, such as Concession Agreements or Power Purchase Agreements that contain indemnification provisions which require us to indemnify the other parties against adverse events occurring as a result of our operations. Should our obligation under an indemnification provision exceed applicable insurance coverage or if we were denied insurance coverage, our business, financial condition and results of operations could be adversely affected. Similarly, if we are relying on a third party to indemnify us and the party is denied insurance coverage, or the indemnification obligation exceeds the applicable insurance coverage and does not have other assets available to indemnify us, our business, financial condition and results of operations could be adversely affected.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

Our future financial performance and our ability to commercialize our technology and compete effectively will depend, in part, on our ability to effectively manage any future growth. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our technology. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy.

Anticipated growth in demand for renewable energy may not occur which would reduce the market and the opportunity to sell our products following a business combination.

To the extent local and regional demand for power generating capacity does not exceed the capacity of the current energy market suppliers, or technological advances increase the capacity of existing power generating equipment, or the price of traditional fuel sources declines, our potential customers may not have a need for our services and products. Any significant decline in the local and regional demand for new energy sources could result in a decrease in demand for our products, if commercialized, and hence lower the amount of any anticipated future revenues.

We believe that our sales efforts will be targeted at larger customers in the public sector, such as state ports or islands, and as such, our sales cycle may become more time-consuming and expensive, we may encounter pricing pressure and implementation challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.

As we target more of our sales efforts at larger customers in the public sector, such as state ports or islands, we will face greater costs and longer sales cycles. In addition, sales to these types of customers are expected to have relatively less predictability in completing some these sales in comparison to sales completed to customers in the private sector. In this market segment, the customer’s decision to use our service may be conditioned on us meeting a variety of government regulations and obtaining different approvals, which could prolong the sales cycle. In addition, due to the nature of our product, we expect to be required to provide great levels of education regarding the use and benefits of our technology, which could also impact the sales cycle. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales and diverting sales and professional services resources to focus on a small number of transactions at a given time, while potentially requiring us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met.

Wave energy is relatively new and is unproven which could mean that we may never be successful in commercializing our technology.

Wave energy as a renewable source of energy has developed over time without any commercial large-scale success in the market, and as such, companies in the industry risk not being fully accepted in the renewable energy market. In addition, although we may seek to commercialize our WEC technology together with solar panels, there can be no guarantee that our efforts will be successful. Moreover, even if we are successful in combining solar power with our WEC technology, renewable energy solutions powered by WEC technology may not be proven to be reliable or long-term solutions for renewable energy generation. In the past, several wave energy developers located their WEC technology offshore which hindered their development and commercial success. These systems struggled to develop and commercialize due to low reliability in the offshore marine environment, high capital and operation costs, their struggle to obtain insurance, which if obtained, could come at a high expense, high prices and complicated grid connection processes and the negative environmental impact caused by such systems.

Our power stations are exposed to competition in terms of pricing, product quality, reliability, performance, technology and financing conditions. If we fail to develop and follow technical development and compete effectively with competing wave energy technology developers and concepts and other actors in the renewable energy field, the commercialization of our products could be delayed and, as a result, the market for our products may not be considered as favorable as expected. This could have a material adverse effect our business, results of operations and financial position.

We will be subject to intense competition in the renewable energy business by competitors with substantially greater resources and/or more cost-effective technology.

Our plan to grow our business by developing, constructing and completing wave energy projects, which may or may not include the addition of solar panels, will be subject to intense competition from other parties with substantially greater resources than ours seeking to develop such projects. This will include large public and private companies with significantly greater resources, other independent power producers, public utility companies which may choose to directly develop renewable energy projects as opposed to purchasing power from owners of such projects, private equity investors and various municipal and other governmental authorities which may develop their own renewable energy projects. We may not be able to respond in a timely or effective manner to any changes in the energy industry in both domestic and international markets. These changes may include deregulation of the electric utility industry in some markets, privatization of the electric utility industry in other markets and increasing competition in all markets. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of our business may come under increasing pressure. It also is possible that our competitors will be able to provide renewable energy with more cost-effective technologies and thus may be able to offer such power to purchasers at more attractive prices, or that our competitors will employ biomass, wind, solar, geothermal or other renewable energy technologies that are more cost-effective than the technology we own and deploy.

Changes in technology may have a material adverse effect on our results of operations.

Research and development activities are ongoing to provide alternative and more efficient technologies to produce power. For example, we are conducting research into the potential combination of solar panels with our WEC technology. It is possible that advances in current sources of renewable energy, namely wave-generated energy, or other technologies will reduce the cost of power production from these technologies to a level below our costs. Further, increased conservation efforts could reduce the demand for power or reduce the value of our power stations or WEC technology, regardless as to whether they include any solar panels. Any of these changes could have a material adverse effect on our revenues and profitability, if any.

If we are unable to successfully negotiate and enter into service contracts with customers and partners on terms that are acceptable to us, our ability to diversify our revenue stream will be impaired.

An important element of our business strategy is our ability to enter into service contracts with our customers and partners under which we may be paid fees for services related to the construction, maintenance, studies, preparation and operation of the power stations and WEC technology. In addition, we may offer to lease power stations or sell WEC technology to customers on a turnkey basis or sell the power generated by our WEC technology. Even if customers purchase our WEC technology or the power generated by our power stations or WEC technology, they may not enter into service contracts with us. We may not be able to negotiate service, power sale or other contracts that provide us with any additional sales opportunities. Even if we successfully negotiate and enter into such service contracts, our customers may terminate them prematurely or they may not be profitable for a variety of reasons, including the presence of unforeseen hurdles or costs. In addition, if we were unable to perform adequately under such service contracts our efforts to successfully market our products and services could be impaired. Any one of these outcomes could have a material adverse effect on our business, reputation, financial condition and results of operations.

Since our WEC technology can only be deployed in certain geographic locations, our ability to grow our business could be adversely affected.

Our WEC technology is designed for use in the near-shore/on-shore marine environment and is usually installed on marine structures such as piers, breakwaters and jetties, or in locations in which such marine structures are required; however, not all areas worldwide have appropriate natural resources needed to harness wave energy. In addition, we have been testing the ability to add solar panels to our WEC technology, which may or may not prove to be successful. Seasonal and local variations, wave frequency and direction, water depth and the effect of particular locations of islands and other geographical features may limit our ability to deploy our WEC technology, both with and without the additional of solar panels, if any, in certain coastal areas. If we are unable to identify and secure sufficient sites with appropriate natural resources for the deployment of our WEC technology to capture wave energy or solar power, if including solar panels in our WEC technology, our ability to grow our business could be adversely affected.

Volatility in pricing for renewable energy may impact our financial condition.

The market price of renewable energy sources is volatile and subject to significant fluctuations, which may cause our ability to generate revenue, and profits, if any, to fluctuate significantly. The market price of renewable energy sources is dependent on many factors, many of which are out of our control. We cannot predict the future price of the energy that is produced, if any, by our WEC technology. Unprofitable prices for the sale of renewable energy, and specifically, wave energy, may result from the significant fluctuations in market prices. If the prices of other renewable energy sources decrease, or become more competitive than the price of wave energy, we believe that the demand for and price of wave energy may be adversely affected. Fluctuations in the market price of renewable energy may cause our revenue, and profitability, if any, to fluctuate significantly.

Failure by third parties to supply or manufacture components of our products or to deploy our systems timely or properly could adversely affect our business, financial condition and results of operations.

We have been and expect to continue to be highly dependent on third parties to supply and manufacture components of our WEC technology. If, for any reason, our third-party manufacturers or vendors are not willing or able to provide us with components or supplies in a timely fashion, or at all, our ability to manufacture and sell many of our products could be impaired, which, in turn, could have a material adverse effect on our business, results of operations and financial position.

We do not have long-term contracts with all of our third-party suppliers and manufacturers or vendors. Therefore, if we do not develop ongoing relationships with those vendors located in different regions, we may not be successful at controlling unit costs as our manufacturing volume increases. We may not be able to negotiate new arrangements with these third parties on acceptable terms, or at all.

In addition, we rely on third parties, under our oversight, for the deployment and installation of our WEC technology. For example, the manufacture, assembly and installation of the hydraulic, control and automation and electrical sub-systems of our WEC technology are performed by third-party suppliers. The mechanical sub-system is installed (moored) at the relevant project site by third-party engineering service providers. If these third parties do not properly manufacture, assemble, and install our WEC technology and sub-systems, or otherwise do not perform adequately, or if we fail to recruit and retain third parties to deploy our systems in particular geographic areas, our business, financial condition and results of operations could be adversely affected.

Our business strategy includes the entry into collaborative agreements. As a result of these agreements, we may become dependent on the efforts of our partners. In addition, we may not be able to enter into additional collaborative agreements due to restrictions in existing agreements or may not be able to negotiate commercially acceptable terms for future agreements.

Our current business strategy may include entry into collaborative agreements for the development and commercialization of our technology and products. The negotiation and consummation of these types of agreements typically involve simultaneous discussions with multiple potential collaborators and require significant time and resources from our officers and our business development and research and development staff. In addition, in attracting the attention of prospective collaborators, we compete with numerous other third parties with product opportunities as well as the collaborators’ own internal product opportunities. We may not be able to consummate collaborative agreements, or we may not be able to negotiate commercially acceptable terms for these agreements.

We may face significant competition in seeking appropriate alliance partners. Moreover, these development agreements and strategic alliances are complex to negotiate and time consuming to document. We may not be successful in our efforts to establish additional strategic relationships or other alternative arrangements. The terms of any additional strategic relationships or other arrangements that we establish may not be favorable to us. Furthermore, even if we are able to find, negotiate and enter into these relationships, such arrangements may be conditional upon our receipt of additional funding. There can be no assurance that we will receive such additional funding. In addition, strategic relationships may not be successful, and we may be unable to sell and market our products to these companies, their affiliates and customers in the future, or growth opportunities may not materialize. Any of which could adversely affect our business, financial condition and results of operations.

In addition, these agreements generally cause us to be somewhat dependent upon the subsequent success of these other parties in performing their respective responsibilities and the cooperation of our partners. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators’ resources that will be devoted to our research activities related to our collaborative agreements with them. Our collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with us.

For example, we collaborate strategically with Siemens AG, or Siemens, in the EDF EWP One project. Pursuant to our partnership with Siemens, we intend to use Siemens products and technology for the EDF EWP One electric system and grid connection works, while Siemens is expected to provide its knowledge and resources for an upgrade of our electrical components and transmission to the grid to enhance the electrical system’s efficiency. Because we have elected to rely on our relationship with Siemens for this project, our progress on this project is, to a certain extent, dependent on the efforts of Siemens or other subcontractors, which, if not carried out with our best interests in mind, could have an adverse impact on our business, operations and financial condition. Although we are reviewing the possibility of expanding our strategic cooperation with Siemens to our future commercial scale installations, there can be no guarantee that we ever expand such relationship or that the current relationship will be successful.

In addition, we are generally required to cooperate with national electric companies in order to connect our WEC technology to the national electricity grid. Just as with any private party with whom we collaborate, although these entities have interests that are generally aligned with those of our customers, there can be no guarantee that these collaborations are undertaken without any adverse events caused as a result of our reliance on their ability to perform their required tasks effectively.

Under agreements with any collaborators we may work with in the future, we may rely significantly on them, among other activities, to:

•        fund research and development activities with us;

•        complete research and development projects or product development within the allotted or expected timeline;

•        provide product or technology certifications and validations;

•        provide technical resources and human resources services;

•        pay us fees upon the achievement of milestones; and

•        market for or with us any commercial products that result from our collaborations.

If we do not consummate collaborative agreements, we may have to use our funds more rapidly on our product development efforts, continue to defer certain development activities or forego the exploitation of certain geographic territories, any of which could have a material adverse effect on our business prospects. Further, we may not be successful in overseeing any such collaborative arrangements. If we fail to establish and maintain necessary collaborative relationships, our business prospects could suffer.

Our targeted markets are highly competitive. We compete against incumbent solutions already being utilized by our customers and potential customers. If we are unable to compete effectively, we may be unable to generate revenues and achieve or maintain profitability.

Our principal targeted markets include the overall energy sector, engineering, manufacturing and industry, defense and security, science and research, ports, islands, micro-grid, coastal cities and countries. In our targeted markets, which are highly competitive, we compete against incumbent power solutions already being utilized by our customers and potential customers. If we are unable to demonstrate to our customers and our potential customers that our products are cost competitive to their existing alternative power solutions, or if it takes us longer to do so than we anticipate, we may be unable to expand our business, maintain our competitive position, satisfy our contractual obligations, continue to commercialize our products, or become profitable. In addition, if the cost associated with these development efforts exceeds our projections, our results of operations could be materially and adversely affected.

In addition, competition may arise from other companies selling similar products, developing different products that produce energy more efficiently than our products, or making improvements to traditional energy-producing methods or technologies, any of which could make our products less attractive or render them obsolete. If we are not successful in manufacturing systems that generate competitively priced power, we may not be able to respond effectively to competitive pressures from other renewable energy technologies or improvements to existing technologies.

If we are unable to respond effectively to such competitive forces, our business, financial condition and results of operations could be adversely affected. Our targeted markets are subject to their own inherent risks, and if those risks should materialize then our business, financial condition and results of operations could be adversely affected.

Operating under letters of intent and other non-definitive agreements could result in operating difficulties or dilution and may create a distraction for our management and uncertainty that may adversely affect our operating results and business.

We have several ongoing projects that are not based on comprehensive definitive written agreements but rather on letters of intent and other similar arrangements where both parties have expressed a mutual interest to cooperate; however, certain final definitive terms may not have been addressed in such arrangements. Although we and our counterparties tend to enter into definitive agreements at later dates, the lack of comprehensive definitive written agreements can lead to uncertainty or misunderstanding among the parties, which can lead to deteriorated relationships and increased risk of disputes, either of which could adversely affect our business, results of operations and financial condition. In addition, although we and parties to these preliminary agreements negotiate in good faith to enter into definitive agreements, there can be no guarantee that projects in our pipeline (now or in the future) are ever realized even if we have signed letters of intent, or other similar agreements.

Risks Related to Product Development and Commercialization

Our research and development costs are minimal, but may increase in the future.

Our research and development costs primarily relate to our efforts to increase the output, durability and commercial viability of our technology. The results of such research and development can be unforeseen and undesirable and therefore our forecasted costs related to such research and development are associated with great uncertainty. Our research and development costs were $0.4 million and $0.2 million in our fiscal years ended December 31, 2020 and 2019, respectively. We do expect that our research and development expenses will increase in the future. It is our goal to fund the majority of our research and development expenses through grants and/or cost sharing obligations under some of our customer contracts or joint venture agreements over the next several years with sources of external funding, and although we have received governmental grants, for example, from the Ministry of Energy, and we entered into a joint venture with EDF Renewables IL (see “Business — Project Pipeline” for additional information), we may not be able to secure any such funding or enter into such an arrangement in the future. Pursuant to our agreement with EDF Renewables IL, we and EDF Renewables IL are scheduled to fund the development of our Jaffa port project by EDF EWP One, in a ratio correlating to the respective ownership in the joint venture, which is currently owned by the parties in equal parts. See “Business — Revenue Models — WEC Technology — Joint Venture/Turnkey” for additional information on our agreement with EDF Renewables IL.

If we are unable to obtain external funding, our operations may be materially and adversely affected, and we may be required to curtail our engineering and product development expenses, among other consequences.

Unforeseen research and development results could require us to undertake supplementary research and development at significant costs or cause us to pause or stop research and development efforts. A delay or non-existent launch of our technology or an insufficient investment (or overspend on such expenditure) could have a material adverse effect on our business, results of operations and financial position.

Although we have entered into agreements which may appear to be definitive agreements, such as Concession Agreements or Power Purchase Agreements, for the construction of our WEC technology, there can be no guarantee that we commercialize our WEC technology.

Although our Power Purchase Agreements and Concession Agreements, and similar agreements that we may enter into in the future, are not letters of intent or other similar agreements, and include definitive terms, even if we complete the development of our WEC technology, there can be no guarantee that we or our partners will carry out our pipeline projects or that they will be successfully connected to the national, or other, electricity grid in the region(s) in which we operate. For example, although we have an agreement to develop WEC technology in Mexico, due to the lack of breakwater in the region, the projected costs of the project are of high nature and therefore, we have not advanced this project further along into the development stage and we do not know if this, or other events may occur, that result in a similar outcome.

We have only manufactured a limited amount of WEC technology and to date we have not produced WEC technology in any significant quantity for commercial production. Our WEC technology may not have a sufficient operating history to confirm how they will perform over their estimated useful life.

We began developing and testing wave energy technology over nine years ago. However, to date, we have only manufactured a limited amount of WEC technology for use in ocean testing and commercialization and have not produced WEC technology in any significant quantity for commercial production. The longest continuous in-sea deployment of our WEC technology was the use of our pilot WEC technology in the Jaffa Port over a six-year period from 2014 to 2020. As a result, our WEC technology may not have a sufficient operating history to confirm how they will perform over their estimated useful life. Our technology may not yet have demonstrated that our engineering and test results can be duplicated in volume or in commercial production. If our WEC technology is ultimately proven ineffective or unfeasible at commercial scale, we may not be able to expand our commercial production of our WEC technology or we may become liable to our customers for quantities we are obligated but are unable to produce, if such obligations are made. If our WEC technology performs below expectations, we could lose customers and face substantial repair and replacement expenses which could in turn adversely affect our business, financial condition and results of operations.

Product and services liability suits, whether or not meritorious, could be brought against us. These suits could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If any of our current or future products and services that we make or sell (including items that we source from third parties) are defectively designed or manufactured, contain defective components, are misused, have safety or quality issues, have inadequate operating guidelines, malfunctions or if someone claims any of the foregoing, whether or not meritorious, we may become subject to substantial and costly litigation. Misuse of our products by us or other operating parties or services or failing to adhere to the operating guidelines could cause significant harm to the public and the environment. The foregoing events could lead to recalls or safety alerts, result in the removal of a product or service from the market and result in product liability or similar claims being brought against us.

Any product liability claims brought against us could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. While we maintain product liability insurance, we may not have sufficient insurance coverage for all future claims. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and could reduce revenue, if any. Product and services liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and adversely affecting our results of operations.

In addition, if we expand into additional geographic markets, we may then be exposed to different and changing regulations regarding, for example, environmental impact and damages, which entail risks for compensation obligation, which may mean that we would need to update our existing insurance policy or obtain additional policies for specific geographical markets. If we do not have sufficient insurance coverage or the cost of obtaining the appropriate insurance coverage is costly, this could have a material adverse effect on our business, results of operations and financial position.

We face numerous accident and safety risks and hazards, including extreme environmental hazards, which are inherent in operating our products in the water and our existing insurance policies may not be sufficient to cover all potential types of claims or the amounts of such claims.

Portions of our operations are subject to hazards and risks inherent in the building, testing, deploying, operating and maintenance of our WEC technology and related products. These hazards and risks could result in personal injuries, loss of life, liberation of a product from its mooring due to extreme environmental conditions and damage caused by its drifting, and other damages which may include damage to our properties, including our WEC technology, and the properties of others and other consequential damages, and could lead to the suspension of certain of our operations, large damage claims, damage to our safety reputation and a loss of business. Some of these risks may be uninsurable and some claims may exceed our insurance coverage. Therefore, the occurrence of a significant accident or other risk event or hazard that is not fully covered by insurance could materially and adversely affect our business and financial results and, even if fully covered by insurance, could materially and adversely affect our business due to the impact on our reputation for safety. In addition, the risks inherent in our business are such that we cannot assure that we will be able to maintain adequate insurance in the future at reasonable rates.

Problems with the quality or performance of our products would adversely affect our business, financial condition and results of operations.

Our agreements with customers will sometimes include guarantees with respect to the quality and performance of our products. Because of the limited operating history of our products, we have been required to make analytical assumptions regarding the durability, reliability, life-span and performance of the systems, and we may not be able to predict whether and to what extent we may be required to perform under the guarantees that we expect to give our customers. Our assumptions could prove to be materially different from the actual performance of our products, causing us to incur substantial expense to repair or replace defective systems in the future. We will bear the risk of claims long after we have sold our products and recognized revenue. Moreover, any widespread product failures could adversely affect our business, financial condition and results of operations.

Our future success in our selected markets depends in part on our ability to achieve cost savings over existing and incumbent solutions. If we are unable to achieve cost savings relating to our products, the commercial prospects for our products may be adversely affected.

Our goal is to commercialize our technology. Our success in meeting this objective depends, in part, on our ability to provide energy to our prospective customers at a cost savings over existing and incumbent power solutions already being utilized by our customers and potential customers. If we are unable to demonstrate to our prospective customers that our products are cost competitive with existing alternative power sources, or if it takes us longer to do so than we anticipate, we may be unable to continue our business, achieve commercialization of our products, achieve a competitive position, satisfy our contractual obligations, or become profitable. In addition, if the costs associated with these development efforts exceed our projections, our results of operations will be materially and adversely affected.

We must continually improve existing products, design and sell new products and invest in research and development in order to compete effectively.

The markets for our products are characterized by rapid technological change, evolving industry standards and continuous improvements in products. Due to constant changes in our markets, future success depends on our ability to develop new technologies, products, processes, and product applications. New product development and commercialization efforts, including efforts to enter markets or product categories in which we have limited or no prior experience, have inherent risks. These risks include the costs involved, such as development and commercialization, product development or launch delays and the failure of new products and line extensions to achieve anticipated levels of market acceptance or growth in sales or operating income. We also face the risk that our competitors will introduce innovative new products that compete with our products. If new product development and commercialization efforts are not successful, including those aimed at incorporating solar panels into our WEC technology, our financial results could be adversely affected.

Our product and technological developments are accomplished primarily through internally-funded research and development projects, and when necessary, through joint ventures or other collaborative measures. Because it is not generally possible to predict the amount of time required and costs involved in achieving certain research and development objectives, actual development costs may exceed budgeted amounts and estimated product development schedules may be extended. Our financial condition and results of operations may be materially and adversely affected if:

•        product improvements are not completed on a timely basis or as expected;

•        new products are not introduced on a timely basis or do not achieve sufficient market penetration;

•        there are budget overruns or delays in research and development efforts; or

•        new products experience reliability or quality problems, or otherwise do not meet customer preferences or requirements.

Risks Related to Swedish Law and Our Operations in Sweden and Israel

An amendment to the employment agreement that we have with our Chief Executive Officer may provide for certain payments in the event of a change of control of us (as defined), which may discourage, delay, or prevent a change in control.

We amended the employment agreement with our Chief Executive Officer pursuant to which she may become eligible for a cash bonus of $2.0 million upon a change of control, as defined in her employment agreement. This may discourage, delay, or prevent a change in control, even if such change of control is favorable for our shareholders. See “Management — Employment Agreements with Executive Officers” for additional information.

We are a Swedish company with limited liability. The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are, and will upon the consummation of this offering be, a Swedish company with limited liability. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Sweden. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions.

Under Swedish corporate law, in the performance of its duties, our board is required to consider the interests of our Company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. Except in certain limited circumstances, which require at a minimum that a proposal for special review of accounts or a review of a specific item/topic as defined by shareholders requesting such review, has been supported by a minimum of 10% of the shareholders voting and being present at a general meeting, our shareholders may not ask for an inspection of our corporate records under Swedish corporate law, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Swedish limited company are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member/management liability under limited circumstances. In addition, a majority of our shareholders may release a member of our board of directors or our executive management from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his or her duty of loyalty. However, a shareholder may bring a derivative action on behalf of our company against, among other persons, a member of our board of directors or our executive management, provided that the circumstances of the act or omission giving rise to the claim of liability were not known to the shareholders at the time of such shareholder resolution, or if shareholders representing at least 10% of the share capital represented at the relevant general meeting have opposed such shareholder resolution. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member’s duty of loyalty to our company. Additionally, distribution of dividends from Swedish companies to foreign companies and individuals can be subject to non-refundable withholding tax, and not all receiving countries allow for deduction. See “Material Swedish Income Tax Consequences” for a more detailed description of the withholding tax. Also, the rights as a creditor may not be as strong under Swedish insolvency law as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax losses requires that we are able to generate positive taxable income and the use of tax losses carried forward to offset against future income is subject to certain restrictions and can be restricted further by future amendments to Swedish tax law. Finally, Swedish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. For additional information on these and other aspects of Swedish corporate law and our articles of association, see “Description of Share Capital and Governing Documents.” As a result of these differences between Swedish corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an equity holder of our company than you would as a shareholder of a U.S. company.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under Swedish law and are headquartered in Israel. Certain members of our board of directors and senior management are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and Sweden do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Sweden. In addition, uncertainty exists as to whether the courts in Sweden would entertain original actions brought in Sweden against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would not be automatically recognized. Instead, new proceedings would need to be initiated before the competent court in Sweden. However, a judgment obtained in the U.S. may still have a strong evidentiary weight in the Swedish proceedings, depending on the circumstances and the assessment of the court. If a Swedish court gives judgment for the sum payable under a U.S. judgment, the Swedish judgment will be enforceable by methods generally available for this purpose. These methods generally provide the Swedish court discretion to prescribe the manner of enforcement. As a result, U.S. investors may not be able to enforce against us or certain of our directors any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, foreign courts (including those in Israel and Sweden) may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Sweden or Israel is not the most appropriate forum in which to bring such a claim. In addition, even if such a court agrees to hear a claim, it may determine that its local law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law may be required to be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure may also be governed by such foreign law. There is little binding case law in Sweden or Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Sweden and Israel (or other foreign jurisdictions in which we carry out our operations), you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices and research and development laboratories are located in Tel Aviv-Yafo, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. If these or any future facilities in Israel were to be damaged, destroyed or otherwise unable to operate, whether due to war, acts of hostility, earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, pandemics, power outages or otherwise, or if performance of our research and development is disrupted for any other reason, such an event could delay commercialization of our products, and if we choose to manufacture all or any part of them internally, jeopardize our ability to manufacture our products as promptly as our prospective customers will likely expect, or possibly at all. If we experience delays in achieving our development objectives, or if we are unable to manufacture products within a timeframe that meets our prospective customers’ expectations, our business, prospects, financial results and reputation could be harmed.

Political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of the ADSs.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of June 15, 2021, we had 13 full-time employees based in Israel. Of these employees, some may be military reservists, and may be called upon to perform military reserve duty of up to 36 days per year (and in some cases more) until they reach the age of 40 (and in some cases, up to the age of 45 or older). Additionally, they may be called to active duty at any time under emergency circumstances. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of these employees due to military service. Such disruption could harm our business and operating results.

We received an Israeli government grant from the Ministry of Energy for certain of our research and development activities, the terms of which require us to pay royalties if we commercialize the know-how developed pursuant to such grant, and to also satisfy specified conditions in order to receive the full amount of the grant. If we fail to satisfy these conditions, we may lose our guarantee and be required to refund investments previously received.

Our project to build a 100 kilowatt (or 0.1 megawatt) power station to create electricity from waves in Jaffa Port, Israel has been financed in part through a royalty-bearing grant in the aggregate amount of up to NIS 492,000 ($142,000) that we have partially received from the Ministry of Energy pursuant to a financing agreement. Pursuant to the terms of this agreement, we are to receive installation payments, which started in January 2019, and the last of which we are scheduled to receive after we file the final project report, while the Ministry of Energy is to receive a non-exclusive, non-assignable and irrevocable license to use our knowhow created during this project. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel.

In addition, we provided a guarantee in the amount of NIS 36,900 (approximately $11,000), or 7.5% of the total amount of the grant, regarding our obligations under the grant. If we violate our obligations under the financing agreement, the Ministry of Energy has the right to redeem our bank guarantee and/or demand the return of the investments we have already received at the time of the violation.

We received a grant from the Ministry of Energy for certain of our research and development activities. The terms of those grants require us to satisfy specified conditions in order to transfer know-how funded by such grant or to assign any know-how developed pursuant to such grant. If we fail to comply with the requirements of our grant in this regard, we may be required to pay penalties, and it may impair our ability to complete any strategic transactions within or outside of Israel.

Some of our research and development efforts were financed through a grant that we received from the Ministry of Energy, pursuant to which our ability to transfer the know-how requires the prior consent of the Ministry of Energy, and the terms of any such transfer would generally require the repayment of the grant following the project’s success as well as ensuring the ability to utilize the achievements of the project and the plan for the benefit of the Israeli economy and the State of Israel, including continued work to further the utilization of the technology in Israel. If we fail to comply with the requirements of our grant in this regard, we may be required to pay penalties. In addition, the terms of our grant may impair our ability to complete any strategic transactions within or outside of Israel.

Exchange rate fluctuations between the U.S. dollar and the SEK, or the NIS and the SEK or U.S. dollar may negatively affect our results.

Under our existing agreements, we make a significant amount of payments in U.S. dollars, SEK, NIS, and euros. As a result, changes and fluctuations in currency exchange rates between the U.S. dollar and other currencies, especially the SEK, NIS and euro, could have a materially adverse effect on our operating results. Since our reporting currency is the U.S. dollar, financial line items are converted into U.S. dollar at the applicable exchange rates. We also expect that in the future, a significant portion of our revenues and expenses will be denominated in U.S. dollars, SEK and euros. Therefore, unfavorable developments in the value of the U.S. dollar as compared to the SEK, NIS, euro or any other currency could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of the ADSs and Our Common Shares

An active trading market for the ADSs in the United States may not develop.

This offering constitutes our initial public offering of common shares, underlying the ADSs in the United States, and while our common shares have been traded on the Nasdaq First North since 2019 (the trading volume for our common shares on Nasdaq First North is insignificant), there has been no public market on a U.S. national securities exchange for our securities prior to this offering. If an active trading market for the ADSs in the United States does not develop following this offering, you may not be able to sell your ADSs quickly or at the market price. The initial public offering price for the ADSs in this offering will be determined by negotiations between us and the underwriter and may not be indicative of prices that will prevail in the trading market for our common shares on Nasdaq First North.

There can be no assurance that an active trading market for the ADSs will develop or be sustained after the initial public offering in the United States is completed. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell. The lack of an active trading market may also reduce the fair market value of the ADS or common shares. This offering price may not be indicative of the market price of the ADSs or common shares after the offering. In addition, although the price of the ADSs in the U.S. offering was based on the closing price of the common shares on Nasdaq First North at the time of the initial public offering in the United States, there is no guarantee that such price will be free from challenge by our existing shareholders or other stakeholders based on allegations that it does not reflect the “market price” at which we are required under Swedish corporate law and good practice in the Swedish market to sell our common shares. Any such shareholder challenge could be time consuming and costly and, if decided in a manner unfavorable to us, could result in liability to us and our directors, and could prevent us from closing this offering.

The market price of the ADSs or our common shares may be highly volatile due to factors beyond our control, and you may not be able to resell your ADSs at or above the initial public offering price in this offering.

The trading price of the ADSs or our common shares is likely to be volatile. During the past 12-month period, our common shares traded on Nasdaq First North as high as SEK 10.52 per share and as low as SEK 3.75 per share, which equals a price of $1.27 and $0.45 per share, respectively, based on the SEK/U.S. dollar exchange rate of SEK 8.3083 to $1.00 as of June 15, 2021. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of the ADSs or our common shares:

•        technological innovations or commercial product introductions by us or competitors;

•        our ability to finish research and development projects or product development within the allotted or expected timeline;

•        regulation of renewable energy, and specifically, wave energy;

•        delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

•        the loss of any of our key management personnel or members of our board of directors;

•        our ability to recruit and retain qualified regulatory, research and development personnel;

•        publication of research reports or comments by securities or industry analysts;

•        the results of our research and development efforts;

•        our capital needs and ability to obtain financing on terms favorable to us;

•        economic weakness, including inflation, or political instability in particular foreign economies and markets;

•        termination of the lock-up agreements or other restrictions limiting our ability or that of any of our existing shareholders to sell the ADSs and our common shares (or any other securities that we may issue, if any) after this offering;

•        the granting or exercise of employee stock options (also known as warrants) or other equity awards;

•        the depth of the trading market in the ADSs or our common shares;

•        business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters; and

•        changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of the ADSs or our common shares, regardless of our actual operating performance. The COVID-19 pandemic has resulted in significant financial market volatility and uncertainty in the recent year. Further, a systemic decline in the financial markets and related factors beyond our control may cause our ADS price to decline rapidly and unexpectedly.

Our chief executive officer, directors and shareholders who own more than 5% of our outstanding common shares before this offering currently own, in the aggregate, approximately 73% of our outstanding common shares and will own approximately 61% of our common shares upon the completion of this offering of ADSs and therefore, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders.

After this offering, our chief executive officer, directors and shareholders who own more than 5% of our outstanding common shares before this offering will, in the aggregate, beneficially own approximately 59% of our common shares (assuming no exercise of the underwriters’ over-allotment option). This significant concentration of share ownership may adversely affect the trading price for our ADSs or common shares because investors often perceive disadvantages in owning securities in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other securityholders.

If you purchase the ADSs in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price of the ADSs in this offering is substantially higher than the net tangible book value per share of our common shares. Investors purchasing the ADSs in this offering will pay a price per ADS that substantially exceeds the net tangible book value of our common shares. As a result, investors purchasing ADSs in this offering will incur immediate dilution of $4.75 (SEK 39.48) per ADS, based on our as adjusted net tangible book value as of December 31, 2020. As a result of this dilution, investors purchasing ADSs in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. Moreover, following this offering, we may issue additional ADSs or common shares or other equity or debt securities convertible into ADSs or common shares in connection with a financing, acquisition, litigation settlement, employee arrangements or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and could cause the ADS or our common share price to decline. See “Dilution” for additional information.

Sales of a substantial number of the ADSs or our common shares in the public market by our existing shareholders could cause our ADS or common share price to fall.

Sales of a substantial number of the ADSs or our common shares in the public market or the perception that these sales might occur, could depress the market price of the ADSs or our common shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of the ADSs or our common shares. As of the effective date of this prospectus, 73% of our issued and outstanding common shares are owned by existing shareholders that are expected to be subject to lock-up agreements with the Representative, and which restrict the shareholders’ ability to transfer the ADSs or our common shares for at least three months from the date that we complete this offering. These shares subject to lock-up agreements are expected to become eligible for unrestricted sale upon expiration of the lock-up period, as described in the section of this prospectus entitled “Shares Eligible for Future Sale.” In addition, shares, if any, held by such persons that are issued or are issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares by these shareholders could have a material adverse effect on the trading price of the ADSs or our common shares.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the allocation of the net proceeds and could use them for purposes or projects other than those contemplated at the time of this offering and as described in the section titled “Use of Proceeds.” Our management could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of the ADSs or our common shares.

Our securities are traded on more than one exchange and this may result in price variations.

Our common shares have been trading on Nasdaq First North since 2019 and, in conjunction with this offering, our ADSs have been trading on Nasdaq since July 1, 2021. Trading in our securities on these markets takes place in different currencies (U.S. dollars on Nasdaq and SEK on the Nasdaq First North), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Sweden). The trading prices of these securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Investors in the ADSs may not receive the same distributions or dividends as those we make to the holders of our common shares, and, in some limited circumstances, you may not receive dividends or other distributions on our common shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited common shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our common shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

If we were to be characterized as a “passive foreign investment company” for U.S. tax purposes, U.S. holders of the ADSs or our common shares could have adverse U.S. income tax consequences.

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not expect that we will be treated as a PFIC for 2021. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or common shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or common shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or common shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or common shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or common shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or common shares in the event that we are a PFIC. See “Taxation — U.S. Federal Income Tax Consequences — Passive Foreign Investment Companies” for additional information.

We have not paid, and do not intend to pay in the foreseeable future, dividends on our share capital and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have never declared or paid cash dividends on our share capital. We do not anticipate paying any cash dividends our share capital in the foreseeable future. Moreover, Swedish Law imposes certain restrictions on our ability to declare and pay dividends. Therefore, the success of an investment in the ADSs will depend upon any future appreciation in their value. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our investors have purchased their securities. See “Dividend Policy” for additional information.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the common shares in accordance with the provisions of the deposit agreement for the ADSs. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their common shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our common shares provides that holders and beneficial owners of ADSs, including purchasers in secondary transactions, irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. As a result of the terms of the deposit agreement, it may prove to be more costly for you to bring actions against us pursuant to such agreement. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

General Risk Factors

We may be involved in litigation matters or other legal proceedings that are expensive and time consuming.

We may become involved in litigation matters, including class action lawsuits and lawsuits relating to intellectual property and product liability. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation, loss of rights, or adverse changes to our offerings or business practices. Any of these results could adversely affect our business. In addition, defending claims is costly and can impose a significant burden on our management.

Additionally, the market price of the ADSs or our common shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Cybersecurity breaches of our systems and information technology could adversely impact our ability to operate.

We utilize, develop, install and maintain a number of information technology systems. Various privacy and security laws require us to protect sensitive and confidential information from disclosure. In addition, we are bound by our customers and other contracts, as well as our own business practices, to protect confidential and proprietary information (whether it be ours or a third party’s information entrusted to us) from disclosure. Our computer systems, as well as those of our customers, contractors and other vendors, as well as the central control software of our power stations and the WPV software that we are aiming to develop face the threat of unauthorized access, computer hackers, viruses, malicious code, cyber-attacks, phishing and other security incursions and system disruptions, including attempts to improperly access our confidential and proprietary information as well as the confidential and proprietary information of our customers and other business partners. While we endeavor to maintain industry- accepted security measures and technology to secure our computer systems and power stations and while we endeavor to ensure our cloud vendors that store our data maintain similar measures, these systems and the information stored on these systems may still be subject to threats. There can be no assurance that our efforts will prevent these threats. Further, as these security threats continue to evolve, we may be required to devote additional resources to protect, prevent, detect and respond against such threats. A party who circumvents our security measures, or those of our customers, contractors or other vendors, could misappropriate confidential or proprietary information, improperly manipulate data, or cause damage or interruptions to systems. Any of these events could damage our reputation, result in litigation and regulatory fines and penalties, or have a material adverse effect on our business, financial condition, results of operations or cash flows.

The requirements associated with being a public company will require significant company resources and management attention.

Following this offering, we will become subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Stock Market may also impose various additional requirements on public companies. As a result, we will incur additional legal, accounting and other expenses that we did not incur as a nonpublic company or as a company traded on Nasdaq First North, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. In the period following this offering, we estimate that these expenses will be at least several hundred thousand dollars annually. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of the ADSs or our common shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

•        the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•        any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

•        our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find the ADSs or our common shares less attractive because we may rely on these exemptions. If some investors find the ADSs or our common shares less attractive as a result, there may be a less active trading market for the ADSs or our common shares, and our market price may be more volatile and may decline.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as a majority of independent directors comprising our board of directors, independent director oversight of the nomination of directors and executive compensation or the existence of a compensation committee. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor. See “Management — Differences between Swedish Laws and Nasdaq Requirements” for additional information.

We have identified material weaknesses in our internal control over financial reporting and, if our remediation of the material weaknesses is not effective or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of the ADSs or our shares and Warrants may be adversely affected.

As a public company in the United States, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

We determined that due to the small-scale nature of our Company and the difference in regulatory requirements between Sweden and the United States, we currently do not have sufficient finance staff to provide for effective control over our period-end financial reporting process. If, in the future, we will have insufficient financial reporting staff, we may be unable to adequately segregate duties in a manner consistent with control objectives for our period-end financial reporting process.

We have initiated actions toward remediating this weakness by identifying our staffing requirements and commencing the process of hiring additional personnel for our finance team with the appropriate level of training and expertise. However, the implementation of these initiatives may not fully address this or any other material weakness or other deficiencies that we may have in our internal control over financial reporting. We intend to asses our internal control environment and the potential remediation of this weakness.

If we fail to maintain effective internal control over financial reporting, we may be unable to report our financial results accurately or meet our reporting obligations. This could cause us to lose investor confidence in the accuracy and completeness of our financial reports, which could harm our business, the price of the ADSs or our common shares and our ability to access the capital markets.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our securities, the ADS or our share price and trading volume could decline.

The trading market for the ADSs or our common shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the ADSs or our shares, or provide more favorable relative recommendations about our competitors, the ADS or our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the ADS or our share price or trading volume to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Future sales of the ADSs or our common shares could reduce the market price of our common shares or the ADSs.

Substantial sales of the ADSs or our common shares, either on Nasdaq First North or on Nasdaq may cause the market price of the ADSs or our common shares to decline. All of our outstanding common shares are registered and available for sale on Nasdaq First North. Sales by us or our security holders of substantial amounts of the ADSs or our common shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of the ADSs or our common shares.

The issuance of any additional the ADSs or any additional common shares or any securities that are exercisable for or convertible into our common shares, may have an adverse effect on the market price of our the ADSs or common shares and will have a dilutive effect on our existing shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

Forward-looking statements include, but are not limited to, statements about:

•        our ability to successfully enter new markets, manage our international expansion and comply with any applicable laws and regulations;

•        the timing for the commercialization of our WEC technology, including the timing, cost, regulatory approvals or other aspects related thereto;

•        our ability to generate revenue from our WEC technology and ancillary services, such as feasibility studies or our WPV software;

•        our expectations regarding the supply of components and manufacturing of our products;

•        the ability of our WEC technology to generate commercial amounts of energy and its perceived benefits versus other solutions;

•        the successful development of the WPV software;

•        the implementation of solar panels into our WEC technology

•        our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

•        our expectations with regards to the receipt of funds pursuant to existing and future grants;

•        the receipt of any government subsidies or feed-in-tariffs;

•        our research and development and growth strategies;

•        our ability to comply with environmental laws and to adapt to changes in laws, regulations or policies of governmental agencies or regulators relating to the utilization of our WEC technology;

•        the ability of our management team to lead the development and commercialization of our WEC technology;

•        our estimates of the size of our market opportunities;

•        issuance of patents to us by the U.S. PTO and other governmental patent agencies;

•        our use of proceeds from this offering;

•        our ability to compete with our competitors;

•        our marketing plans; and

•        our expectations regarding the impact of the COVID-19 pandemic.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 1,000,000 ADSs in this offering will be approximately $6.73 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise the over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $7.85 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering as follows:

•        approximately $3.1 million towards research and development and the development, licensing and construction of additional WEC arrays, as well as the development of the projects in our pipeline, which may include expenditures for feasibility studies, and testing and demonstrations of our WEC technology;

•        approximately $1.5 million to advance the development of new products; and

•        the remainder, if any, for working capital and general corporate purposes.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the timing, scope, progress and results of our research and development efforts, timing and progress of any partnering efforts, regulatory and competitive environment, licensing procedures for the projects, changes in prices per kilowatt hour and other factors that management believes are appropriate. This may include additional development, testing and demonstrations of our WEC technology with the end goal of furthering and accelerating our commercialization efforts. The amounts and timing of these expenditures will depend on a number of factors, such as the timing, scope, progress and results of our research and development efforts, the timing and progress of any partnering efforts, and the regulatory and competitive environment.

Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending any ultimate use of any portion of the proceeds from this offering, if the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, as well as the amount and sources of other funds needed.

Pending our use of the net proceeds from this offering, we intend to deposit some of the net proceeds in checking accounts at financial institutions.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common shares and do not anticipate paying any cash dividends on the ADSs or our common shares in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our shareholders, upon proposal by our board of directors, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Under Swedish law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Swedish accounting rules. See “Description of Share Capital and Governing Documents.”

Payment of dividends may be subject to Swedish withholding taxes. See “Taxation — Swedish Tax Considerations” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2020:

•        on an actual basis; and

•        on an as adjusted basis to give further effect to the issuance and sale of 1,000,000 ADSs in this offering at the public offering price of $8.00 per ADS, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the ADSs had occurred on December 31, 2020.

You should read this table in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

U.S. dollars in thousands	As of December 31, 2020
	Actual	As Adjusted
Cash and cash equivalents	10,734	17,467

Total liabilities	1,904	1,904

Shareholders’ equity:
Share capital	76	95
Share premium	15,179	21,893
Other reserve
Foreign currency translation reserve	1,576	1,576
Accumulated loss	(6,036)	(6,036)
Total shareholders’ equity	10,795	17,528
Non-controlling interest	—	—
Total equity	10,795	17,528
Total capitalization	10,795	17,528

SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the following statements of operations data for the years ended December 31, 2020 and 2019 and balance sheet data of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Our financial statements included in this prospectus were prepared in accordance with IFRS, as issued by the IASB.

USD in thousands, except share and per share data	Year Ended December 31,
	2020	2019
Research and development expenses	366	184
Sales and marketing expenses	348	392
General and administrative expenses	1,104	1,370
Total operating expenses	1,818	1,946
Operating loss	(1,818)	(1,946)
Financial expenses	(151)	(83)
Loss before income tax	(1,969)	(2,029)
Income tax	1	—
Net loss	(1,970)	(2,029)
Other comprehensive loss:
Exchange differences on translation	(1,397)	74
Comprehensive loss	(573)	(1,955)
Basic and diluted net loss per common share	(0.06)	(0.06)
Weighted average common shares used in computing basic and diluted net loss per common share	35,194,844	31,609,746
	As of December 31,
USD in thousands	2020	2019
Balance Sheet Data:
Cash and cash equivalents	10,734	11,702
Total assets	12,699	13,576
Total non-current liabilities	(1,319)	(1,321)
Accumulated deficit	(6,036)	(4,077)
Total shareholders’ equity	10,795	11,357

DILUTION

If you invest in the ADSs, you will experience immediate and substantial dilution to the extent of the difference between the public offering price of the ADSs and the as adjusted net tangible book value per share of the ADSs immediately after the offering. At December 31, 2020, we had net tangible book value of $10,806, representing a net tangible book value of $0.307 per common share or 2.456 per ADS based on the ratio of 8 common shares to each ADS. Net tangible book value represents the amount of our total tangible assets minus total liabilities, net of leases presented as right-of-use assets and lease liabilities. Net tangible book value per ADS represents the amount of our total tangible assets less our total liabilities, net of leases presented as right-of-use assets and lease liabilities, divided by 4,399,356, which is the number of ADSs representing the total number of common shares outstanding at December 31, 2020 based on the ratio of 8 common shares to each ADS.

After giving effect to the sale of the ADSs offered by us in this offering and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value estimated at December 31, 2020 would have been approximately $17,539, representing $3.25 per ADS. At the public offering price for this offering of $8.00 per ADS, this represents an immediate increase in historical net tangible book value of $0.79 per ADS to existing shareholders and an immediate dilution in net tangible book value of $4.75 per ADS to purchasers of the ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and as adjusted net tangible book value per common share immediately after the completion of this offering.

The following table illustrates this dilution on a per ADS basis to new investors (assuming no exercise of the underwriters’ over-allotment option):

Public offering price per ADS		$8.00
Historical net tangible book value per ADS as of December 31, 2020	$2.456
Increase in net tangible book value per ADS attributable to this offering	$0.79
As adjusted net tangible book value per ADS after offering		$3.25
Dilution in tangible book value per ADS to new investors		$4.75

The following table illustrates this dilution on a per ADS basis to new investors (assuming the exercise of the underwriters’ over-allotment option):

Public offering price per ADS		$8.00
Historical net tangible book value per ADS as of December 31, 2020	$2.456
Increase in net tangible book value per ADS attributable to this offering	$0.91
As adjusted net tangible book value per ADS after offering		$3.36
Dilution in tangible book value per ADS to new investors		$4.64

The following table summarizes, on an as adjusted basis as of December 31, 2020, the differences between the number of common shares acquired from us (treating each ADS as 8 common shares), the total amount paid and the average price per common share paid by the existing holders of our common shares and by investors in this offering (treating each ADS as 8 common shares) and based upon the public offering price of $8.00 per ADS.

	Common Shares		Total Consideration		Average Price Per Common Share
	Number	Percent	Amount	Percent
Existing shareholders	35,194,844	81.5%	$16,233,894	67.0%	$0.461
New investors	8,000,000	18.5%	$8,000,000	33.0%	$1.000
Total	43,194,844	100.0%	$24,233,894	100%	$0.561

The number of our common shares to be outstanding immediately after this offering is based on 35,194,844 common shares outstanding as of June 15, 2021. Unless otherwise indicated, this number excludes 1,583,767 common shares reserved for future issuance under our long-term incentive plan and up to 460,000 common shares issuable upon exercise in full of the Representative Warrants.

To the extent that new options are granted under our equity incentive plans, there will be further dilution to investors purchasing the ADSs in this offering.

If the underwriters exercise their option to purchase additional ADSs in full in this offering, the number of common shares held by new investors will increase to 9,200,000, or 20.7% of the total number of common shares outstanding after this offering and the percentage of common shares held by existing shareholders will decrease to 79.3% of the total common shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a wave energy company primarily engaged in the development of a smart and cost-efficient WEC technology that converts ocean and sea waves into clean electricity. Our wave energy technology is implemented onshore or nearshore, as opposed to offshore systems, and draws energy from incoming waves by converting the rising and falling motion of the waves into an efficient and clean energy generation process. In addition to our WEC technology, we are also building out a pipeline of ancillary technology services that we may provide to our clients and other parties, such as research institutions. These services currently include feasibility studies for potential clients of our WEC technology. We are also developing a smart WPV software, intended to provide real-time production verification that is expected to allow preventative-predictive and corrective measures to be taken. We believe that by providing these complementary services, we will be better positioned to be a leader of the wave energy industry.

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be up to 325.7 megawatts in size, which we are continuously working to expand. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar for five megawatts, a Concession Agreement in Portugal for up to 20 megawatts, an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing, see “Business — Our Proprietary WEC Technology — Project Pipeline — Mexico” for additional information) and Pioneering Technology approval from the Israeli Ministry of Energy, or the Ministry of Energy, to construct a 100 kilowatt (or 0.1 megawatt) WEC array, which is in advanced construction in the Jaffa port in Israel. Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC systems for such projects (or any others), as we will need to meet certain conditions and obtain certain licenses to reach the actual construction stage of such projects, of which there can be no guarantee. See “Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and “Business — Project Pipeline” for additional information.

Figure 1: Our Projects Pipeline

Once we complete this offering, we plan to continue to develop the projects in our pipeline, specifically our EDF EWP One project, and to work towards the completion of the licensing required for our megawatt project in Portugal, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. We expect the development cost of launching any commercial-scale project (i.e., at least 20 megawatts), will range from 1.2 million Euro ($1.5 million) to 1.8 million Euro ($2.2 million) for the cost of equipment per megawatt. In addition to the cost of equipment, the cost to launch a commercial-scale project will also include installation and connection to the local/regional electricity grid, which cost may significantly vary in accordance with the condition of the breakwater and the distance from the nearest grid connection point. In addition, the price may vary significantly due to the wave climate in the region, as regions with lower wave climates may require significantly larger amounts of floaters to reach an adequate capacity factor. At this time, most of our projects are either not of a commercial nature or in too early stage of their development to determine the exact final construction, installation, and grid connection costs. In addition, we expect that the costs of completing our pipeline projects will be impacted by applicable government regulations, some of which may cause the actual cost of getting to commercial launch to become more expensive.

The EDF EWP One 100 kilowatt (or 0.1 megawatt) installed capacity project, which is the most advanced project in our pipeline and is currently in construction, is expected to cost, in the aggregate between $450,000 to $650,000 (such amount to be divided equally between us and EDF Renewables IL), depending on amounts of upgrades to be performed, installation and grid connection costs.

Our projects generally have the following development milestones, once an agreement and/or proper licenses have been entered:

•        pre-feasibility studies, which entail preliminary site suitability and energy potential assessments;

•        feasibility studies, which entail detailed civil engineering studies, wave studies, forecasting energy generation calculations, forecasting cost calculations, as well as site and project suitability assessments;

•        licensing (including securing grid connection approvals and terms and negotiating feed-in-tariffs, if not available), which generally entails securing all the licenses, permits, and approvals required for the development and construction of a power station at the relevant site;

•        detailed planning;

•        parts procurement, assembly, construction, installation; and

•        connection to the electricity grid and full system integration, followed by a test run.

In the short term, the effects of the COVID-19 were not positive, as it disrupted our ability to travel, and governments across the world imposed restrictions on movement that adversely impacted our ability to carry out our operations as usual in Israel, Gibraltar, Portugal and other countries. As a result of restrictions implemented by governments in counties within which we operate, we experienced certain delays in project execution as most of our projects are with ports, governments and public organizations, which put a priority, in the short term, on fighting the pandemic rather than putting in resources intended to promote innovative projects. For example, we have experienced delays in getting certain licenses required in order to commence construction of the first megawatt in the Portugal project.

The full extent to which the COVID-19 will impact our business will depend on future developments, which are highly uncertain and cannot be predicted. However, in the long term, we believe that COVID-19 will have a positive overall impact on the renewable energy industry, as we believe that the renewable energy sector will come out of the COVID-19 pandemic stronger than it was beforehand, based on the emphasis on sustainability in various plans for recovery from the pandemic. However, although opportunities have arisen in our industry as a result of the COVID-19 pandemic, COVID-19 has also presented a number of challenges for all businesses around the world, including ours. We believe that we reacted quickly to COVID-19 and we have come up with a clear and responsible plan, which at its core we believe maintains the safety of our employees, while intended to help us achieve our operational targets.

Components of Operating Results

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses and general and administrative expenses. Through the end of 2020, we have not generated any revenues.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, depreciation and other research and development expenses.

The following table discloses the breakdown of research and development expenses:

USD in thousands	For the Year Ended December 31,
	2020	2019
Payroll and related expenses	394	290
Depreciation	21	20
Total	415	310
Less – Grants received	(49)	(126)
Total	366	184

We expect that our research and development expenses will materially increase as we grow our project pipeline and increase project execution rates in new locations.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salaries, marketing and advertising services, including public relations and investor relations, and travel.

The following table discloses the breakdown of sales and marketing expenses:

USD in thousands	For the Year Ended December 31,
	2020	2019
Payroll and related expenses	289	137
Overseas travels	24	158
Other	44	149
Less – Grants received	(9)	(52)
Total	348	392

We expect that our sales and marketing expenses will materially increase as we add more projects to our project pipeline, which will result in the need for marketing in new areas of operation.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries, professional service fees, depreciation, and other general and administrative expenses, such as rent and consulting fees.

The following table discloses the breakdown of general and administrative expenses:

USD in thousands	For the Year Ended December 31,
	2020	2019
Payroll and related expenses	614	360
Professional services	138	530
Depreciation	102	18
Other	250	462
Total	1,104	1,370

We expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs.

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

Results of operations

	For the Year Ended December 31,
USD in thousands	2020	2019
Research and development expenses	366	184
Selling and marketing expenses	348	392
General and administrative expenses	1,104	1,370
Operating loss	(1,818)	(1,946)
Interest and other financing expenses	(151)	(83)
Loss before income tax	(1,969)	(2,029)
Income tax	(1)	—
Net loss	(1,970)	(2,029)

Research and development expenses

Research and development expenses increased by approximately $0.2 million, or 99%, to approximately $0.37 million for the year ended December 31, 2020, compared to approximately $0.18 million for the year ended December 31, 2019. This increase resulted mainly from payroll expenses due to increase in the number of employees and a reduction in grants received.

Sales and marketing expenses

Sales and marketing expenses decreased by approximately $0.04 million, or 11%, to approximately $0.35 million for the year ended December 31, 2020, compared to approximately $0.39 million for year ended December 31, 2019. This decrease was mainly the result of a reduction in overseas travel and other sales and marketing reductions.

General and administrative expenses

General and administrative expenses decreased by approximately $0.27 million, or 19%, to approximately $1.1 million for the year ended December 31, 2020, compared to approximately $1.37 million for year ended December 31, 2019. This decrease was mainly the result of a reduction in professional services expenditures associated with the capital reorganization in 2019.

Operating loss

Operating loss decreased by approximately $0.15 million, or 7%, to approximately $1.8 million for the year ended December 31, 2020, compared to approximately $1.95 million for year ended December 31, 2019. This decrease was mainly the result of the reduction in general and administration expenses mainly due to a reduction in professional services expenditures associated with the capital reorganization in our fiscal year ended December 31, 2019.

Interest and other financing income and expenses

Interest and other financing income and expenses increased by approximately $0.068 million, or 82%, to approximately $0.15 million for the year ended December 31, 2020, compared to approximately $0.083 million for year ended December 31, 2019. This increase was the result of increase in bank commissions, interest on long term loans and other financial expenses.

Net loss

Net loss decreased by approximately $0.06 million, or 3%, to approximately $1.97 million for the year ended December 31, 2020, compared to approximately $2.03 million for year ended December 31, 2019. This decrease was mainly the result of the reduction in general and administration expenses.

Critical Accounting Policies

We describe our significant accounting policies more fully in Note 4 to our audited consolidated financial statements included elsewhere in this prospectus. We believe that the accounting policies described below and in Note 4 are critical in order to fully understand and evaluate our financial condition and results of operations. By their very nature, such policies involve estimates that are subjective and complex and consequently may differ from actual results.

We prepare our financial statements in accordance with IFRS. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are recorded during the period in which the change to the estimate is made. We believe the following accounting policies require significant judgment and estimates by us in the preparation of our audited consolidated financial statements included elsewhere in this prospectus.

Government grants

Government grants, which are received from the Israeli Ministry of Energy for an approved pioneering research and development program for research and development that we conduct, fall within the scope of a “forgivable loan,” as set forth in International Accounting Standard 20 “Accounting for Government Grants and Disclosure of Government Assistance.

As approved by the Israeli Ministry of Energy, the grants are received in installments as the program progresses. We recognize each forgivable loan on a systematic basis at the same time that we record the related research and development costs for which the grant is received, provided that there is reasonable assurance that (a) we will comply with the conditions attached to the grant, and (b) it is probable that the grant will be received (usually upon receipt of approval notice). The amount of the forgivable loan is recognized based on the participation rate approved by the Ministry of Energy; thus, a forgivable loan is recognized as a receivable when approved research and development costs have been incurred before grant funds are received.

Since at the time of grant approval there is reasonable assurance that we will comply with the forgivable loan conditions attached to the grant, grant income is recorded against the related research and development expenses in the statements of loss and comprehensive loss.

If forgivable loans are initially carried to income, as described above, and in subsequent periods it is no longer reasonably assured that royalties will not be paid to the Israel Ministry of Energy, we then recognize a liability that is measured based on our best estimate of the amount required to settle our obligation at the end of each reporting period.

Deferred taxes

Deferred taxes are recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Due to the fact that we are currently engaged primarily in research and development activities and we are not expected to generate taxable income in the foreseeable future, no deferred tax assets are included in the financial statements.

Recent Accounting Changes and Pronouncements

We adopted International Financial Reporting Standard No. 16 “Leases,” or IFRS 16, retrospectively from January 1, 2019 but have not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of International Accounting Standard 17, “Leases.” For further information on the application of IFRS 16, see Note 2p to our audited consolidated financial statements for the year ended December 31, 2020 included elsewhere in this prospectus.

Liquidity and Capital Resources

Overview

Since the inception of EWP Israel and through December 31, 2020, we have funded our operations principally with $12.9 million from the sale of our common shares in our initial public offering on Nasdaq First North, from private issuances of common shares, from shareholder loans and from the receipt of various government grants. As of December 31, 2020, we had $10.7 million in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	For the Year Ended December 31,
USD in thousands	2020	2019
Cash provided by (used in) operating activities, net	(2,107)	(1,185)
Cash provided by (used in) investing activities, net	(129)	(236)
Cash provided by (used in) financing activities, net	(96)	12,878
Net increase (decrease) in cash and cash equivalents	(2,332)	11,457
Effect of exchange rate changes on cash and cash equivalents	1,364	(13)

Operating Activities

Net cash used in operating activities of $2.1 million during the year ended December 31, 2020 was primarily used for the payment of $345,000 for research and development activities, $348,000 for sales and marketing and an aggregate of $1.1 million in salary and professional services and other miscellaneous expenses and $342,000 to other payables.

Net cash used in operating activities of $1.2 million during the year ended December 31, 2019 was primarily used for the payment of $164,000 for research and development activities, $392,000 for sales and marketing and an aggregate of $644,000 in salary and professional services and other miscellaneous expenses.

Net cash used in operating activities increased by $0.9 million, to approximately $2.1 million for the year ended December 31, 2020, compared to approximately $1.19 million for year ended December 31, 2019. This increase was mainly the result of a decrease in accounts payable and accruals.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2020 consisted mainly of $129,000 relating to purchases of property and equipment of $177,000, offset by proceeds from short term deposits of $48,000.

Net cash used in investing activities in the year ended December 31, 2019 consisted mainly of $236,000 relating to investments in short term deposits of $82,000 and purchases property and equipment of $154,000.

Net cash used in investing activities decreased by $0.11 million, to approximately $0.13 million for year ended December 31, 2020 compared to $0.24 million for the year ended December 31, 2019. This decrease was mainly due to proceeds from investment in short term deposits.

Financing Activities

Net cash used in financing activities in the year ended December 31, 2020 consisted mainly of $96,000 relating to the principal element of the contractual lease payments.

Net cash provided by financing activities in the year ended December 31, 2019 consisted mainly of $12,877,000 of proceeds from issuance of share capital, net of issuance costs.

Net cash used by financing activities decreased by $12.78 million, to approximately $0.1 million for the year ended December 31, 2020 compared to $12.88 million for the year ended December 31, 2019. This decrease was mainly due to proceeds from issuance of share capital, net of issuance costs in the aggregate amount of $12.88 million in 2019.

On March 7, 2019, EWP Israel signed a loan agreement with PortXL Netherlands B.V., or PortXL, to provide EWP Israel with 100,000 Euro (approximately $112,000). The loan consisted of two components: (1) 85,000 Euro (approximately $95,000) in kind consisting of services related to participating in PortXL’s startup accelerator program was provided; and (2) 15,000 Euro (approximately $17,000) was provided in cash. The loan bears a compounded fixed interest of 5% per annum, accruing from April 1, 2019 through March 31, 2028. The outstanding balance of the loan and any accrued and unpaid interest thereon shall be due and payable in five annual installments, commencing from April 1, 2023. EWP Israel is entitled to prepay any part of the loan and/or the interest at any time, without any premium or penalty in its sole discretion. To the extent that EWP Israel fails to repay the loan when due, PortXL shall be entitled, as a sole remedy, to be issued ordinary shares of EWP Israel in such number equal to the unpaid balance of the loan and the accrued interest, divided by $357.825, which is the value of such ordinary shares prior to our initial public offering on Nasdaq First North. According to the loan agreement, EWP Israel is obligated to send PortXL audited financial statements, once such statements are available. As of December 31, 2020, the amount outstanding under the loan agreement with PortXL was $134,000.

In July 2019, we conducted our initial public offering on Nasdaq First North, in which we raised approximately SEK 111.6 million ($11.95 million) in net proceeds, which represented that majority of the net cash provided by financing activities in the year ended December 31, 2019.

As of December 31, 2020, we also have the following indebtedness from loans received from a related party. See “Related Party Transactions” for additional information.

•        In connection with a loan received during the course of 2011 through 2016, EWP Israel entered into loan agreements with David Leb, a shareholder of the Company and a member of our board of directors, in the amounts of $200,000 and $800,000, or the First Shareholder Loan and the Second Shareholder Loan, respectively. According to the terms of the First Shareholder Loan, EWP Israel agreed to repay the borrowed amount through monthly payments of $666, commencing from January 2019. The First Shareholder Loan carries an annual interest rate of 4% per year, compounded annually and the principal amount and the interest thereon were scheduled to mature in January 2020. Pursuant to a side letter entered into in January 2021 by us and Mr. Leb, the First Shareholder Loan is scheduled to mature in January 2022. According to the terms of the Second Shareholder Loan, EWP Israel agreed to repay the borrowed amount, interest-free, within 36 months, or the Maturity Date. In the event repayment is not made by the Maturity Date, the Second Shareholder Loan will begin to carry an interest rate of 4% per annum. We are currently accruing interest on the loan amount, as we have not yet decided whether to repay the loan, as per the terms of the loan agreement.

In addition, we previously received a variety of grants, including royalty and non-royalty bearing grants, and other commitments.

The Committee provided a loan in the aggregate amount of RMB 3,977,700 (approximately $570,000) to EWP Suzhou. In order to repay the principal amount of the loan and interest accrued thereon, pursuant to the terms of the agreement, EWP Suzhou is scheduled to pay the Committee 3% of the net proceeds from commercialization of its future projects and products in addition to 5% annual interest, until the full amount is repaid. There have been no proceeds in China since 2013 and there are no expected significant proceeds from near future projects in China. In addition, EWP Suzhou is also obligated to pay to CS 5% of the net proceeds from commercialization of its future projects for a term of 10 years from the date of the agreement. See Note 14 to the audited consolidated financial statements included elsewhere in this prospectus.

Non-royalty bearing grants that we have received, and which we are not required to repay, include an Australian Dollar 75,000 ($52,000) non-royalty bearing grant from the government of Queensland Australia in order to support our operations and further growth in Australia, along with a 50,000 Euro ($55,000) grant from the European Commission’s Horizon 2020 program and a 7,500 Euro ($9,000) grant from MazeX program for marketing and business development in Portugal.

We also were approved a royalty-bearing grant in the aggregate amount of up to NIS 492,000 (approximately $142,000) that we have partially received from the Ministry of Energy pursuant to a financing agreement. To date we have received NIS 420,000 (approximately $120,000) of the grant. Pursuant to the terms of this agreement, we are to receive installation payments, which started in January 2019, and the last of which we are scheduled to receive after we file the final project report with the Ministry of Energy. We are committed to pay royalties at a rate of 5.0% from commercialization of the project’s know-how and intellectual property up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel.

Current Outlook

We have financed our operations to date primarily through proceeds from the sale of our common shares in our initial public offering on Nasdaq First North, from private issuances of shares by EWP Israel prior to our initial public offering on Nasdaq First North, from shareholder loans and from the receipt of various government grants. We have incurred losses and generated negative cash flows from operations since the inception of EWP Israel in 2011. Through the end of 2020, we have not generated any revenue, and we do not expect to generate significant revenues from the sale of our products in the near future.

As of December 31, 2020, our cash and cash equivalents were $10.7 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 15 months, or September 2022. Assuming we successfully raise at least $7 million in this offering, we believe that our existing cash and cash equivalents will be sufficient to fund our projected cash requirements for a period of time thereafter that will depend on the progress of the projects in our pipeline. However, we will require significant additional financing in the near future to continue to fully execute our business plans. We currently anticipate that we will be able to return to a level of operations more similar to that of our pre-COVID-19 level operations during the course of the year ending December 31, 2021, and as such, we intend to increase our operational activities. As a result, we believe that we will require approximately $5 million for research and development activities over the course of the next 12-month period commencing from the completion of this offering. We also anticipate that we will require between $10 to $15 million for capital expenditures over such 12-month period, which consist primarily of expenditures for the licensing of projects in our project pipeline, construction and execution of new projects, maintenance of our current and new facilities and increased manufacturing costs. In addition, as discussed above, we expect to also increase our general and administrative, research and development and sales and marketing expenses during such 12-month period.

In light of our financial condition and in light of our work with governments, as a result of the COVID-19 pandemic and the expected impact on our operations and expenses, we reduced our operating expenses, namely certain general and administrative expenses along with sales and marketing expenses, during the COVID-19 pandemic. As part of the cut to our operating expenses, our Chief Executive Officer and (former) Chief Financial Officer agreed in 2020 to a decrease of 20% in their salary for the months of April and May 2020. There can be no assurance that the analysis that we have undertaken or remedial measures that have been enacted will enable us to avoid part or all of any impact from the COVID-19 pandemic or its consequences.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

•        our research and development efforts, including our ability to finish research and development projects or product development within the allotted or expected timeline;

•        the cost, timing and outcomes of seeking to commercialize our products in a timely manner;

•        our ability to generate cash flows;

•        economic weakness, including inflation, or political instability in particular foreign economies and markets;

•        the length of the COVID-19 pandemic and its impact on our research and development, operations and financial condition;

•        government regulation in our industry, and more specifically, the costs and timing of obtaining regulatory approval or permits to launch our technology in various geographical markets; and

•        the costs of, and timing for, strengthening our manufacturing agreements for production of our WEC technology.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short-term deposits, the net proceeds from the current offering, loans, or debt or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our products and projects in our pipeline. This may raise substantial doubts about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2020:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Offices	219	96	123
First Shareholder Loan	212		212
Second Shareholder Loan	850			850
PortXL loan agreement	134		36	49	49

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in SEK, and a certain portion of our expenses are denominated in NIS. For instance, in 2020, approximately 75% of our expenses were denominated in NIS. Changes of 5% and 10% in the USD exchange rate would have increased/decreased our operating expenses by 5% and 11%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our SEK denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

BUSINESS

Overview

We are a wave energy company primarily engaged in the development of a smart and cost-efficient WEC technology that converts ocean and sea waves into clean electricity. Our corporate mission is to revolutionize energy production with our proprietary wave technology, and to become a leader in the renewable energy industry, which according to an analysis by Frost & Sullivan, is expected to see $3.4 trillion in new investment in the next decade. Our WEC technology is implemented onshore or nearshore, as opposed to offshore systems, and draws energy from incoming waves by converting the rising and falling motion of the waves into an efficient and clean energy generation process.

In addition to our WEC technology, we are also building out a pipeline of ancillary technology services that we may provide to our customers and other parties, such as other companies and research institutions. These services currently include feasibility studies for potential clients of our WEC technology. We are also developing a smart WPV software, intended to provide real-time production verification that is expected to allow preventative-predictive and corrective measures to be taken. We believe that by providing these complementary services, we will be better positioned to be a leader of the wave energy industry.

Today, more than ever, a WEC solution such as ours is needed. Global energy production is expected to continue growing, where there is strong economic growth, to meet increasing global energy demand, with the U.S. Energy Information Administration projecting global energy consumption expected to rise by 50% between 2018 and 2050, led by growth from countries that are not in the OECD and focused in regions where strong economic growth is driving demand, particularly in Asia. Historically, the world has relied on traditional polluting energy sources that come from fossil fuels, such as coal and oil. Fossil fuels have been the preferred energy source over time mainly because they have been cheaper than renewable energy sources like solar and wind even though fossil fuels pollute the earth and are limited in supply.

While the world continues to rely on fossil fuels, we believe that in recent years solar and wind power have crossed a new threshold, moving from mainstream to preferred energy sources across much of the globe. As they reach price and performance parity with conventional sources, demonstrate their ability to enhance grids and become increasingly competitive via new technologies, deployment obstacles and ceilings are dissolving. Already among the cheapest energy sources globally, solar and wind have the potential to advance much further, as we believe that the enabling trends have not run their full course yet. Costs are continuing to fall, and successful integration is proceeding apace, undergirded by new technologies that are bringing even greater efficiencies and capabilities. Meanwhile, according to the IEA the demand for renewables is growing and, according to a report from Deloitte, solar and wind power now come closest to meeting three energy consumer priorities: reliability, affordability, and environmental responsibility. However, we believe that marine energy, and specifically wave energy, remains largely unexploited, due to high implementation, operation and maintenance costs, and that marine energy technologies remain at an early stage of development, especially in the case of wave power.

Wave energy is considered to have the highest energy production rate of any renewable energy source. According to the 2020 paper, “Electrical Power Generation from the Oceanic Wave for Sustainable Advancement in Renewable Energy Technologies” from the peer review journal, Sustainability, ocean wave energy has the highest energy production compared to other renewable energy sources as it can produce energy 90% of the time, and which, according to an article “On the reversed LCOE calculation: Design constraints for wave energy commercialization” from the International Journal of Marine Energy, also has the potential capacity to become one of the cheapest and cleanest. According to an estimate from the Intergovernmental Panel on Climate Change, approximately 32,000 terawatt-hours per year could theoretically be produced from the oceans’ waves (subject to there being sufficient wave energy technologies), which is approximately double the world’s electricity production in 2008. However, we believe that many companies trying to develop WEC systems have been struggling to move beyond research and development and into commercialization primarily due to the fact that most WEC systems are designed for offshore application where wave heights are of a higher nature. However, we believe that offshore installations typically give rise to certain critical issues that may make commercialization difficult. According to our research and based on reports from IRENA and research papers from Chalmers University of Technology, we believe that there are four primary issues challenging the commercialization of offshore installation. The first issue is the high capital expenses implicit in the installation, maintenance and grid-connection of offshore technologies which require the use of ships, divers, underwater electrical transmission cables and underwater mooring, which are all highly capital intensive. The second issue is the lack of reliability for these offshore technologies due to the extremely harsh weather conditions which are prevalent in the offshore sea/ocean environment. The stationary manmade equipment has no way of avoiding the extreme loads caused by the offshore storms, and many offshore wave energy developers had their equipment dislodged and broken down after a short time of operation. The third issue we believe is both in its difficulty to reach insurability and, if insurance is available, to obtain the applicable insurance policy at a reasonable cost. Developers with offshore wave energy technologies struggled to secure insurance as insurance companies were hesitant to risk insuring such technologies (which are deemed “pre-commercial”) due to the aforementioned high capital expenses and low survivability. The final issue is environmental, as many environmental organizations object the deployment of offshore WEC technology as many of them require mooring to the ocean floor, which has the potential to disturb the ecological balance.

Our WEC Technology

We believe that our WEC technology has the potential to accelerate the viability of wave power in a way that was previously not achievable because our WEC technology is more cost-efficient, reliable, insurable and environmentally friendly compared to offshore systems. Our WEC technology, first tested in a wave pool in Kiev in 2011, employs units of point absorber floating devices, referred to as floaters, which are installed on existing marine structures such as (but not limited to) piers, breakwaters and jetties, or in locations in which such marine structures are required. Our specially designed floaters move accordingly with the movement of the waves pressing hydraulic pistons, which creates pressure in land located accumulators, of between 50 and 160 bar or more (metric unit of pressure, which may vary in accordance with the programming of the system), depending on wave heights, which is rotating a hydromotor, that then rotates a generator, which sends the clean electricity to the grid via an inverter. Our WEC technology usually begins producing electricity from wave heights as low as 50 cm.

WEC solutions placed closer to shore, such as our WEC technology, generally encounter waves coming from the same direction, thereby boosting the quantity of energy captured. In deep water, where offshore solutions are usually placed, waves can travel in almost any direction, making it difficult to extract energy due to the fact that these waves are more difficult to predict and more complex to account for in system design. So, although the maximum wave power is higher offshore, the exploitable level of power nearshore may be practically the same level as in offshore locations.

Different parts of our WEC technology are measured by sensors, which collect and transmit various information in real-time and allows the system to be continuously monitored and controlled by a central control system, which automatically optimizes the electricity production in order to ensure continuous power generation. In addition, when the waves are too high for the system to handle, the floaters automatically lift above the water level and remain in the upward position until the wave heights return to pre-storm levels, at which time, the WEC technology automatically commences operation. In the event that the automatic system is not available, this action can also be performed manually.

Our WEC technology is also fully modular, allowing us to more easily scale projects. Our technology does not connect to the ocean floor or create a new presence in the surrounding marine environment. Furthermore, we have submitted a patent and have been testing the ability to add solar panels to our WEC technology, which we believe will allow our system to generate larger amounts of electricity from multiple renewable energy sources.

We believe our WEC technology design significantly reduces construction and production prices while increasing reliability and insurability.

Our Pipeline Projects and Achievements

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be up to 325.7 megawatts in size. In addition, we have entered into agreements to conduct feasibility studies. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements, such as our Power Purchase Agreement in Gibraltar for five megawatts, a Concession Agreement in Portugal for up to 20 megawatts, an Interconnection Agreement in Mexico for up to 25 megawatts (which we are not currently actively working on advancing, see “— Our Proprietary WEC Technology — Project Pipeline — Mexico” for additional information) and Pioneering Technology approval from the Israeli Ministry of Energy, or the Ministry of Energy, to construct a 100 kilowatt (or 0.1 megawatt) WEC array, which is in advanced construction in the Jaffa port in Israel. Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC systems for such projects (or any others), as we will need to meet certain conditions and obtain certain licenses to reach the actual construction stage of such projects, of which there can be no guarantee. See “Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and “— Project Pipeline” for additional information.

Preliminary agreements, including letters of intent and other similar agreements that require the parties to enter into definitive documents, are subject to ongoing negotiation and there can be no guarantee that we are able to enter into definitive agreements with these parties. As a result, the total aggregate megawatt of our project pipeline does not reflect only those projects covered by definitive agreements. We are continuously working to expand our pipeline, including efforts to enter into definitive agreements to cover projects that are not covered by definitive agreements.

We currently operate a grid-connected proof-of-concept wave energy array in Gibraltar, which is a part of a five megawatt Power Purchase Agreement that we signed with the Government of Gibraltar and GibElectric.

EWP EDF One Project — This project involves installation and operation of a 100 kilowatt (or 0.1 megawatt) installed capacity project in the Jaffa Port in Israel in a partnership with EDF Renewables IL, a subsidiary of the French multinational electric utility company EDF, pursuant to which we co-own, in equal parts, the joint venture EDF-EWP One. In addition to the shared funding of this project pursuant to our Joint Venture Agreement with EDF Renewables IL, we also received co-funding from the Israeli Ministry of Energy, which recognized our technology as a “Pioneering Technology.” Pioneering technology recognition is a designation granted by the Chief Scientist of the Israel Ministry of Energy to renewable energy technologies, which grants such companies with a production quota to connect their technology to Israel’s national electricity grid in accordance with the guidelines established for Pioneering Technologies. We previously operated an off-grid pilot power station, in the same place, mainly for research and development purposes. In August 2020, we secured the engineering coordination permit required for the deployment of the grid connection work for the project, and in February 2021, we obtained the engineering coordination permit for the cement works and conversion unit and floaters installation.

Portugal Planned Project — In 2020, we entered into a Concession Agreement with APDL, to use an area potentially suitable for the construction, operation and maintenance of a wave energy power plant of up to 20 megawatts in four locations owned and operated by APDL. Pursuant to the Concession Agreement with APDL, APDL will provide us with the concession for its breakwaters for a period of between 25 to 30 years, while we will be responsible for securing all the licenses, constructing and commissioning the power plant and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for each site. The power plant is planned to be constructed and commissioned in several stages starting with a one megawatt station, and subject to certain conditions, to be followed by the construction, operation and maintenance of the remaining capacity of the plant (19 megawatts). In order to commence the licensing, EWP Israel incorporated a wholly owned subsidiary company in Portugal under the name EW Portugal-Wave Energy Solutions, Unipessoal Lda. EW Portugal has initiated the process for obtaining the necessary licenses required in order to commence construction of the first megawatt of the project.

Our achievements in 2020 include a collaboration agreement with MEA, which is a wholly owned subsidiary of Australasia’s largest renewable energy generator Meridian Energy Limited. The purpose of the collaboration is to jointly investigate the development of commercial wave energy power projects in the Australian National Electricity Market. We also signed several letters of intent with various ports and are currently working on entering into definitive agreements to commence these new projects.

Once we complete this offering, we plan to continue to develop the projects in our pipeline, specifically our EDF EWP One project, and to work towards the completion the licensing required for our megawatt project in Portugal, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. Prioritized countries for our project pipeline include those with significant wave heights, governmental support for renewable energy projects, short and clear licensing procedures, favorable feed-in-tariffs or subsidy schemes, high electricity demand, strong promotion of renewable energy and/or lack of electricity access and available grid-capacity. In addition, we will be prioritizing growth in specific high-potential target markets. Primarily, we are concentrating on growth in Europe, North America and Oceania, where there is high wave energy potential and growing support for renewable energy technologies.

During 2020, we received several high profile awards and industry accolades for our technology and activities in the wave energy field. These include:

•        The 2020 Energy Globe Award, for our combined wave and solar project in Gibraltar;

•        Meaningful Business, a global platform for leaders combining profit and purpose, recognized us as a Meaningful Business 100 (MB100) leader for 2020;

•        We were shortlisted for the Falling Falls Science Breakthrough of the year in the Engineering and Technology Category;

•        We were selected to be featured on RE:TV by the Sustainable Markets Initiative, curated by editor-in-chief, His Royal Highness Prince Charles of Wales, which showcases inspiring innovations and ideas that point towards a sustainable future; and

•        We have been invited to join 14 other leading entrepreneurs from across the UK and Europe for the first ever virtual iteration of the Unreasonable Impact program, an innovative multi-year multi-geographic partnership between Barclays and Unreasonable Group to launch the world’s first global network focused on scaling up entrepreneurial solutions that will help employ thousands worldwide in the emerging green economy.

In addition, Inna Braverman, our Chief Executive Officer, was selected by Fast Company as one of the world’s 74 “Most Creative People in Business for 2020”, recognized as one of the “European tech pioneers shaping the post-pandemic world” by Sifted.eu, selected as a finalist of the “European Commission’s Prize for Women Innovators” 2020, received the “Green Innovation Award” by the UK Department of International Trade and named to the list of “50 of the World’s Most Influential Jews” by Jerusalem Post.

Recent Developments

COVID-19

In the short term, the effects of the ongoing global COVID-19 were not positive, as it disrupted our ability to travel, and governments across the world imposed restrictions on movement that adversely impacted our ability to carry out our operations as usual in Israel, Gibraltar, Portugal and other countries. As a result of restrictions implemented by governments in counties within which we operate, we experienced certain delays in project execution as most of our projects are with ports, governments and public organizations, which put a priority, in the short term, on fighting the pandemic rather than putting in resources intended to promote innovative projects. For example, we have experienced delays in getting certain licenses required in order to commence construction of the first megawatt in the Portugal project.

The full extent to which the COVID-19 will impact our business will depend on future developments, which are highly uncertain and cannot be predicted. However, in the long term, we believe that COVID-19 will have a positive overall impact on the renewable energy industry, as we believe that the renewable energy sector will come out of the COVID-19 pandemic stronger than it was beforehand, based on the emphasis on sustainability in various plans for recovery from the pandemic. For example, the Rockefeller Foundation committed to invest $1 billion over the next three years to catalyze a more inclusive, green recovery from the COVID-19 pandemic. Other prominent leaders, governments, and organizations are also rising to the occasion and have committed to advancing significant and ground-breaking green recovery plans. For example, in June 2020, the EU launched a 750 billion Euro COVID-19 recovery package, of which 37% of the funding was to be allocated towards climate friendly measures. Additionally, The Sustainable Markets Initiative was launched by His Royal Highness Prince Charles of Wales, in response to the increasing threats posed by climate change and biodiversity loss. In addition, we believe the COVID-19 has acted as a catalyzer to decarbonization; the world invested unprecedented amounts in low-carbon assets last year, from renewables to cleaner transport, energy storage to electric heat. A new, broad measure of ‘energy transition investment’ compiled by BNEF shows that the world committed a record $501.3 billion to decarbonization in 2020, beating the previous year by 9% despite the economic disruption caused by the COVID-19 pandemic.

A geographical split of BNEF’s energy transition investment data shows that Europe accounted for the biggest slice of global investment, at $166.2 billion (an increase of 67% in comparison to 2019. BNEF further reported that Europe’s impressive performance was driven by a record year for electric vehicle sales, and the best year in renewable energy investment since 2012. Globally, renewables capacity investment increased in 2020 as compared to 2019. For instance, as highlighted by BNEF, renewables capacity investment increased by 10% in Japan to $19.3 billion, 177% in the U.K. to $16.2 billion, 221% in the Netherlands to $14.3 billion, 16% in Spain to $10 billion, 23% in Brazil to $8.7 billion, Vietnam 89% higher at $7.4 billion, France 38% up at $7.3 billion, and Germany 14% up at $7.1 billion. Other markets seeing $3 billion-plus totals included Taiwan, Australia, South Korea, Poland, Chile, Turkey and Sweden.

However, although opportunities have arisen in our industry as a result of the COVID-19 pandemic, COVID-19 has also presented a number of challenges for all businesses around the world, including ours.

We believe that we reacted quickly to COVID-19 and we have come up with a clear and responsible plan, which we refer to as EPIC-M, which at its core we believe maintains the safety of our employees, while intended to help us achieve our operational targets. The EPIC-M plan, includes five main components:

•        Efficient remote operation of our Gibraltar power plant;

•        Progressing projects which are under construction (for example, the EWP EDF One project);

•        Increasing pipeline project intake;

•        Creating trust among our shareholders, while improving brand awareness; and

•        Minimizing expenses.

Efficient remote operation of our Gibraltar power plant.    We have changed our ways of working and for the time being, we are not sending staff to Gibraltar and other locations in our projects pipeline. Nevertheless, our Gibraltar power plant has continued operation and is being monitored by our local power plant manager with ongoing online support from our engineering team in our office in Israel. In addition, measures have been taken to ensure all employees can work remotely and are equipped with proper tools necessary to attend remote meetings. We also implemented new sales and business development strategies, which we expressed to our business development and marketing employees quickly, in order to enable quick adjustment to the new situation and allow us to finalize new deals remotely.

Progressing projects which are under construction.    We worked and continue to work on the second power plant that we expect to connect to the electricity grid — the EWP EDF One project in Jaffa Port, Israel. In a significant regulatory milestone, we secured the engineering coordination permit from the Municipality of Tel-Aviv Jaffa required for the deployment of the grid connection works of the EWP EDF One project in the Jaffa Port, Israel. The permit allows us to proceed with the path towards electric cable laying work, for the electric transmission cables that will connect the EWP EDF One project and with the Israel Electric Company sub-station. In February 2021, we secured the engineering coordination required for cements works, floaters installation on the breakwater and location of the WEC unit.

Increasing pipeline project intake.    As part of our long-term vision, we have taken steps to secure new sites that are potentially interested in our WEC technology. Including a newly entered Concession Agreement for an up to 20 megawatt wave energy power plant with APDL, our overall project pipeline is estimated to be 325.7 megawatts, consisting of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent. See “Risk Factors — Risks Related to Our Business Operations” for risks associated with our pipeline projects and “— Project Pipeline” for additional information.

Preliminary agreements, including letters of intent and other similar agreements that require the parties to enter into definitive documents, are subject to ongoing negotiation and there can be no guarantee that we are able to enter into definitive agreements with these parties. As a result, the total aggregate megawatt of our project pipeline does not reflect only those projects covered by definitive agreements. We are continuously working to expand our pipeline, including efforts to enter into definitive agreements to cover projects that are not covered by definitive agreements. We believe that our progress was made possible due to both the newly implemented business development and sales strategies and due to the positive attention that our WEC technology has received across the globe.

In addition, we are planning to expand our product portfolio by providing increased project development products and services, specifically, conducting additional feasibility studies for our potential customers and by launching our WPV software, both of which are expected to add customer value and provide a potential revenue stream for us. With respect to feasibility studies, we signed two such agreements in 2020, one of which is with MSMART Future Technology in Vietnam. With respect to our WPV software, once we complete its development, we intend to add it to our product portfolio. We believe that by adding the WPV software to our product portfolio, we will be able to position ourselves as not only as a leading WEC technology provider, but also as a world-leader in a proprietary software for the growth of the whole industry.

Creating trust among our shareholders, while improving brand awareness.    During the COVID-19 pandemic it has also been important to us to reassure our shareholders that we are taking all appropriate measures to meet our operational targets, in a clear and responsible manner. As a result, we have also come up with a new communication plan, which is expected to improve our brand awareness, while establishing better communication channels with our existent and new shareholders. One of the items of such a plan was changing the Company’s ticker symbol on Nasdaq First North to “ECOWVE.” This new symbol is expected to be easier to find, while clearly more appropriately reflecting our brand. We have also launched a monthly newsletter and started a policy of frequent updates to our shareholders and the market, via press releases and other means available to us. We hope that this will reinforce the connection between us and our shareholders, while aligning our operational steps with understanding from the market.

Minimizing expenses.    The last step of our response plan to the COVID-19 pandemic is financial. Although we believe we currently have sufficient capital and financial resources to undertake our current level of operations and maintain our current burn rate through at least next 15 months, or September 2022, we will require additional financing in order to undertake efforts to fully commercialize and scale our WEC technology and to commence construction of new projects. In addition, the consequences of COVID-19 are still hard to grasp, and everything indicates that this might be a lengthy recovery process for us and the entire world. As a result, to ensure our long-term financial situation, we have been able to reduce certain capital expenditures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.

Our Proprietary WEC Technology

Since the incorporation of EWP Israel in 2011, we have been working on developing and advancing our proprietary WEC technology. In contrast to many of our competitors that are seeking to generate energy from ocean and sea waves through offshore solutions (i.e., installation of the technology farther out in the sea/ocean), our proprietary WEC technology is being developed to operate in the onshore and nearshore environment. We believe that an onshore/nearshore solution is both more cost-effective and environmentally friendly, while also enabling easy access for operation and maintenance.

We developed what we believe to be a patented game-changing technology that utilizes simple hardware and smart software for optimal energy generation by using unique floater mechanisms to convert the potential energy available in the ocean and sea waves into clean electricity. Our WEC technology employs units of point absorber floating devices and is installed on structures such as (but not limited to) piers, breakwaters and jetties, or in locations in which such marine structures are required. The specially designed floaters utilize buoyancy force, changes in water level and flow, the ‘airlock’ effect, and the vertical movement of waves, to create an efficient energy conversion process. Specifically, the movement of the floaters compresses and decompresses hydraulic pistons pressurizing biodegradable hydraulic fluid. An accumulator then collects the fluid and generates a pressure of between 50 and 160 bar (metric unit of pressure) (depending on wave heights). The accumulator then discharges the pressure, rotating a hydraulic motor connected to a generator, which then converts the circular movement into electricity. Our WEC technology begins producing electricity from wave heights as low as 50 cm. Different parts of the system are measured by sensors, which collect and transmit various information in real-time and allows the system to be continuously monitored and controlled by a central control system, which automatically optimizes the electricity production in order to ensure continuous power generation. In addition, when the waves are too high for the system to handle, the floaters automatically lift above the water level and remain in the upward position until the wave heights return to pre-storm levels, at which time, the system automatically commences operation. In case an automation system is not available, the lifting of the floaters can be performed manually. Our WEC technology is also fully modular, allowing us to scale projects. Our system does not connect to the ocean floor or create a new presence on the ocean floor.

The unique selling point of our technology, we believe, is that our WEC technology is implemented onshore or nearshore, as opposed to many other wave energy developers choosing to install their systems offshore. As a result, these offshore systems are typically faced with several issues, such as high prices, low reliability, difficulty in insuring projects and create an adverse environmental impact that we believe our technology overcomes. For example, the Pelamis Aguçadoura wave energy project was removed in 2008 after deployment and was subsequently decommissioned after struggling to survive in the offshore environment. More recently, a WEC installed in Scotland by the wave energy developer Wello OY sunk at an offshore test site after struggling to survive in the offshore environment. Although both of these systems were deployed, neither of them was able to provide a long-term solution, in part due to survivability.

Project Pipeline

In all aspects of our business model, we aim to create partnerships with the goal of scaling our operations. We have ongoing collaborations with the Government of Gibraltar and GibElectric for our Gibraltar project. In addition, we have received funding from the ERDF for the Gibraltar project as well as funding from the European Commission’s Horizon 2020 program (Phase 1). In 2019, we also received funding from the Ministry of Energy for the EWP EDF One project in Jaffa Port. The Jaffa Port project is executed jointly with EDF Renewables IL, which is co-investing in the project at a ratio equal to their ownership in EDF One, which is currently 50% of such entity.

We are continuously working to both expand our pipeline while also advance those projects that are in our pipeline from preliminary stages to intermediary stages and finally to the commercial stage. We aim to carry out projects in regions in which there is compatible wave climate and/or compatible regulatory policies and attractive Feed-in-tariffs and/or suitable infrastructure.

We may modify our project pipeline by choosing to focus on a particular project at a particular period in time, and, as such, may abandon any of the following projects. For example, regulatory changes that are favorable to our project in a given country can encourage us to seize the opportunity and progress with such project faster than we had originally planned. Additionally, we rely on the results of feasibility studies to prioritize projects in our pipeline. Therefore, if the results of such studies show that a particular project is too costly under current circumstances, we might focus on other projects in our pipeline. Furthermore, with the exception of our Gibraltar project, although the agreements that are in place for these projects may be deemed definitive in nature, in order to commercialize such projects, we usually must first enter into an agreement with national or local energy company in order to connect our WEC technology to the electricity grid and there can be no guarantee that we enter into such agreements.

Gibraltar

We currently operate a grid-connected proof-of-concept WEC array in Gibraltar. Based on a Power Purchase Agreement with the Government of Gibraltar and GibElectric. In 2016 we launched our 100 kilowatt (or 0.1 megawatt) power plant in Gibraltar, as part of a five megawatt Power Purchase Agreement. Pursuant to the terms of the Power Purchase Agreement, to be in effect for up to 30 years following the initial preliminary period, we have agreed to construct, install, operate and maintain the WEC array, and, subject to certain customary conditions, such as the receipt of regulatory approval, permits and licenses, and the written confirmation from the Government of Gibraltar and GibElectric, to construct the five megawatt WEC array. Electricity, if any, to be generated from our commercial WEC array shall be supplied to GibElectric, at a price of GBP £0.12 per Kilowatt/hour. At the completion of the term of the agreement, GibElectric and/or the Government of Gibraltar shall have the right, but not the obligation, to purchase the WEC array from us at a then to be agreed upon price.

Currently, we are testing the combination of solar panels with our WEC technology, which are installed on the surface of the floaters, in our Gibraltar project and have yet to generate any revenue from this project. We also filed for a patent, which remains pending, for a combined wave and solar power station and installed a combined wave and solar system in our Gibraltar power station for testing purposes.

Israel — Jaffa Port

The project is executed in a partnership with EDF Renewables IL, and with co-funding from the Israeli Ministry of Energy. We previously operated an off-grid pilot power station mainly for research and development purposes from 2014 to 2020. In 2019, we incorporated a joint venture, which we co-own with EDF Renewables IL.

The purpose of this joint venture is to collaborate, on an exclusive basis, in the development, financing, engineering, procurement, construction and operation of the 100 kilowatt (or 0.1 megawatt) pilot project, using our technology, and to assess further possible collaborations in the wave energy field. Similarly to our Gibraltar project, we may test the combination of solar panels with our WEC technology, which are installed on the surface of the floaters. We obtained most of the necessary permits and approvals to proceed with this project, such as engineering coordination approval for grid connection works from the city of Tel Aviv Jaffa and a permit from Atarim, a state and municipal owned corporation. Pursuant to our Agreement with Atarim, we received a permit to use the land in the port of Jaffa, Israel from December 1, 2020 and until April 30, 2023 (subject to an annual fee of NIS 62,400 ($19,000), plus value added tax), subject to an extension of such land use permit (during which period the annual fee shall be NIS 68,640 ($21,000), plus valued added tax); provided, however, that the term for which we may use the land, if extended, shall not exceed, in the aggregate, four years.

We expect to finalize the construction of the proof-of-concept 100 kilowatt (or 0.1 megawatt) power station during the year 2021.

Port of Leixões (Portugal)

In 2020, we entered into a Concession Agreement with APDL regarding our use of an area potentially suitable for the construction, operation and maintenance of a wave energy power plant of up to 20 megawatts in four locations owned and operated by APDL. Pursuant to the APDL Concession Agreement, APDL will provide us with the concession for its breakwaters for a period of between 25 to 30 years, while we will be responsible for securing all the licenses, constructing and commissioning the power plant(s) and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for each site. The power plant is planned to be constructed and commissioned in a number of stages, starting with a one megawatt station, or the initial station, followed by the construction, operation and maintenance of the remaining capacity of the plant, or the full station. APDL will have a right of first refusal to invest partially (as little as 20% of the cost for the initial station) or cover up to 50% of the cost for both the initial and full stations.

Pursuant to the terms of the Concession Agreement, we have agreed to provide ADPL with a certain percentage of annual net profits arising from the initial or partial station or of the annual electricity generated from the initial or partial station for APDL’s internal use. In the event that APDL decides to fund either or both stations, it will be entitled to such percentage of the net profits or electricity generated by such station corresponding with the percentage of its funding thereof and an additional percentage of the net profits in consideration for our usage of the area. If we do not meet certain requirements within a period of four years from the date of the Concession Agreement, ADPL may terminate the Concession Agreement.

The APDL Concession Agreement is in line with the plan previously adopted by the Government of Portugal for ocean energy buildout and its industrial strategy to accelerate the development of Portugal’s ocean renewable energy sector. We incorporated a wholly owned subsidiary in Portugal to commence the licensing of the project and have already received a permit for data measurement through a buoy installation. Additionally, we also announced a strategic collaboration with Painhas Engineering and Construction Company for the technical support of the licensing process.

Mexico

In 2015, we entered into an Interconnection Agreement with the National Center of Energy Control. Our Joint Venture acquired land in Manzanillo for the project and the necessary licenses and permits, such as sea portion concession, granted by the Secretariat of Communications and Transportation of Mexico and several licenses and permits from the Secretariat of the Navy of Mexico. Due to electricity prices in Mexico, our local JV partners were not able to secure the necessary financing. As a result, we are not currently actively working on advancing this project. In the future we may seek other opportunities to launch this project, although there can be no guarantee that we determine to do so.

We signed a number of letters of intent during 2019, 2020 and 2021 with several prominent ports, and we are continuing to work with these parties to enter into definitive agreements to undertake the construction of our WEC technology within these ports; however, there can be no guarantee that we ever enter into any such definitive agreements with these parties or any others.

Strategy

We aspire to build wave energy power stations using our WEC technology that will give people access to electricity generated from a source in proximity to their residence without creating air pollution and while mitigating environmental damage. In order to accomplish our strategic objectives, we are focused both on our growth and research and development strategies, both of which are expected to evolve as we grow our Company.

We believe that our core WEC technology is the basis to our future success, and as such, we aim to continuously improve and enhance our WEC technology in order to deliver the best solution available in the field for wave energy generation. To achieve this, we undertake different research and development activities at our operational power stations in Gibraltar and are planning to undertake additional such activities at the site of our EWP EDF One project, which is in advanced construction, in Israel.

Our research and development strategy is currently focused on:

•        studying the effects of wave reflection from breakwaters and jetties on the operation and energy generation of our WEC technology;

•        studying the effects of our technology on structural erosion on the existing marine structures on which our WEC technology is installed;

•        the completion of the development of WPV software for our WEC technology for real-time production verification;

•        the optimization of our WEC technology to generate larger amounts of electricity from low wave heights below 0.5 meters in height; and

•        optimization of our WEC technology’s materials for operation in different weather and marine climates.

Our growth strategy is currently focused on:

•        finalizing the construction of the EWP EDF One project, in collaboration with EDF Renewables IL, a subsidiary of the French multinational electric utility company EDF, which will be our second grid connected project, and, as such, will reinforce our position as a leading wave energy developer;

•        moving more projects from the “project pipeline” stage into the “ready-to-build” stage;

•        finalizing the licensing and construction of the first megawatt of the Portugal power station, the purpose of which is to demonstrate that wave energy can generate significant energy amounts and in commercial scale to generate significant revenue, and potentially allow us to become profitable; and

•        upon successfully executing our first one megawatt scale project, we may pursue additional financing, which may include debt financing deal(s), which we believe would enable us to construct and operate multiple revenue yielding assets in parallel, which we believe will then facilitate significant growth of our Company. See “— Revenue Models — WEC Technology” for additional information.

Renewable Energy Market

Investments in the renewable energy market were valued at approximately $311 billion by the IEA in 2019 and, based on research from Taras Shevchenko National University of Kyiv, Ukraine, investment is expected to reach a value of approximately $436 billion by 2025 as the share of renewable energy in the global energy mix continues to grow. According to a review by the SUN DAY Campaign of data released by the U.S. Federal Energy Regulatory Commission, it was estimated that renewable energy made up 57% of new capacity additions in the United States during the first half of 2020. Moreover, in spite of the COVID-19 pandemic, according to research from the IEA, 2020 was a record year for renewable energy. Although expected growth for the year was initially expected to be higher, we believe that many projects that were delayed or paused are expected to become active in 2021, as predicted by the IEA. According to research from the IEA, growth in the sector is expected to continue: in the power sector, additions of wind and hydropower took global renewable capacity additions to a new record during 2020, accounting for almost 90% of the increase in total power capacity worldwide, while renewable energy capacity is expected to grow by about 50% from 2019 to 2024 (and set to account for 95% of the net increase in global power capacity between 2020 and 2025), led by solar photovoltaics, or PV.

In combination with several political efforts, solar and wind energy resources have now grown to become attractive to investors also from a financial perspective, as the levelized cost of energy, or the LCOE, has fallen across the board between 2010 and 2019 (LCOE is a measure of the average net present cost of electricity generation for a generating plant over its lifetime). For example, the LCOE of onshore wind has decreased by 39% from $0.086 per kilowatt hour in 2010 to $0.053 per kilowatt hour in 2019, offshore wind has decreased by 29% from $0.161 per kilowatt hour in 2010 to $0.115 USD per kilowatt hour in 2019, concentrating solar power decreased by 47% from $0.346 per kilowatt hour in 2010 to $0.182 USD per kilowatt hour in 2019, and utility scale solar PV has fallen by 82% from $0.378 per kilowatt hour in 2010 to $0.068 USD per kilowatt hour in 2019. Taking into account the changes in the LCOE levels of offshore and onshore wind, concentrating solar power and utility scale solar PV, we believe that these resources are expected to grow within the next decades. To replace fossil fuels in full, we believe that the world needs energy from a variety of renewable energy sources, as there is not enough energy that can be generated by solar, wind, and other renewable energy resources based on these sources’ current capacity. By combining solar, wind, and water energy sources, we believe that the joint energy consumption demand can be met. According to the Renewables 2020 Global Status Report, globally, fossil fuel consumption is 79.9% of the total share of energy consumption, followed by renewable energy sources with 17.9%. Traditional biomass accounts for 6.9%, while modern renewable energy has a 11% stake.

Despite a number of initiatives to boost the role of renewables and the electrification of heating and transport, progress in these sectors continues to be relatively slow. Policy makers have paid much less attention to renewable heating and cooling compared to renewable power generation. Consequently, renewable heating and cooling has been identified as “the sleeping giant of renewable energy potential” for the past decade according to the Renewables 2018 Global Status Report. The supply of modern renewable heat is expected to increase 22% in the period from 2019 to 2024. In the transportation sector, 92% of global energy demand is still being met using oil. If recent progress from the renewable energy sector is taken into account, we believe the gap between fossil fuel consumption and the renewable market can be closed in the near future. Excluding hydropower, the installed global renewable energy sector grew from approximately 630 gigawatts to approximately 2,768 gigawatts, an increase of more than 439%, between 2010 and 2019, according to data from IRENA. Further data from IRENA shows that (i) the wind industry dominated the growth in the renewable energy sector in terms of capacity, where it grew from approximately 180 gigawatts to approximately 622 gigawatts between 2010 and 2019 and (ii) in percentage, the solar PV sector grew much more with an increase in capacity from approximately 41.5 gigawatts to approximately 584.8 gigawatts during the same time period, an increase of 1,307%. The highest average growth rate of renewables in OECD countries over the past decade has been in solar PV, which has seen an increase of 38.5% from 2000 through 2019, according to the IEA. The growth in the renewable sector has been due to a number of factors including political support, financial incentives and reduction in the costs of technology making renewable energy cost competitive.

The convergence of cheaper renewable energy technologies, digital applications and the rising role of electricity is a crucial vector change that we believe is central to the prospects for meeting many of the world’s sustainable development goals. Although momentum in the power sector is positive, the power sector alone will not deliver the emission reductions required by the Paris Agreement under the UN’s Framework Convention on Climate Change, or the Paris Agreement and the Convention, respectively, nor will it be able to fulfil the aspirations of United Nations’, or the UN, Sustainable Development Goals, an initiative by the UN to promote a more sustainable future. Policies continue to remain critically important for the future of renewables. In order to meet long term climate and other sustainable goals, renewable energy development in these sectors must accelerate. According to the IEA, if progress continues at the currently forecasted pace, renewables would only have a share of approximately 18% in final energy consumption by 2040. This is well below the IEA Sustainable Development Scenario’s benchmark, where the share of renewables in final energy consumption is 28%. As a result, renewable electricity could supply almost 30% of global power demand by 2023, a growth of 6% from 2017, according to an analysis and report from the IEA, which we believe indicates that the renewable electricity sector on track to meet long-term climate and sustainability goals. Below is a brief summary highlighting the recent expansion of the renewable energy market.

Energy Security

Energy security means a country’s uninterrupted access to energy resources at an affordable price and is central to today’s society and its ability to function. In order to secure the national energy consumption, many countries are today dependent on importing energy. In recent years, EU dependence on natural gas imports has largely decreased; however, member states are still highly dependent on large levels of imports of petroleum products and natural gas, which accounted for 70.7% and 25%, respectively, of energy imports into the EU in the first half of 2020, according to a report from the European Commission. The European Commission also estimated that in the first half of 2020, the estimated monthly cost of EU energy imports was valued at roughly 17.7 billion Euro. Although during the 21st century the dependence on natural gas imports has decreased, the member states of the EU are still dependent on imports of petroleum products and natural gas, which accounted for approximately 66% and 24%, respectively, of energy imports into the EU in 2018, according to a report from the European Commission. Natural gas is imported from countries such as Russia. In 2009, a conflict between Russia and Ukraine caused a serious deficit in energy consumption for many European countries, although in recent years the dependence on natural gas imports has decreased (in certain cases dramatically).

A conversion to more locally produced, renewable energy resources would decrease geopolitical risks associated with high dependency on imports and consequently it would increase energy security.

Hydropower, wind power and solar power are considered the more mature, cost efficient and technically advanced technologies within renewable energy. Research from the IEA indicates that despite slower capacity growth, hydropower will remain the largest source of renewable electricity generation by 2022, but given limited possibilities for its expansion, solar and wind power are expected to generate the largest growth in the foreseeable future. Like all other energy resources, solar and wind power have their disadvantages, including the need for large areas of land, which has an environmental as well as visual impact on the landscape. In many parts of the world, such need could prevent large expansion. As such, solar and wind power need to be complemented by other renewable energy resources in order to meet future sustainability goals.

The energy production from solar and wind power is unpredictable, especially in areas where the climate prerequisites are not optimal. Solar power only produces energy while the sun is shining, therefore not during nighttime, and wind power only produces energy while the wind blows. For example, a BNEF report estimates that wind and solar power could account for 50% of the United Kingdom’s energy production by 2040; however, that estimation assumes that the weather conditions would always be favorable for such sources, and as such, during prolonged periods of time, sometimes months, solar and wind energy may not be able to provide a sufficient amount of the energy need in the United Kingdom due to changing weather conditions. As a result, there is a large complementary need for predictable and cost-efficient renewable energy resources.

Compared to solar and wind, which are currently the two fastest growing renewable energy sources, water energy/power is generally deemed much more reliable. Solar and wind energy currently only work when either the sun is up or the wind blows. Water energy, in suitable locations and given suitable weather conditions, has the potential to operate around the clock. In addition, certain waves, water streams and tides are generally easily predictable and generally have a relatively low cost related to data collection.

Wave Energy Potential

As a result of the shortcomings of each of the various renewable energy sources currently available, in order to successfully make the transition to an emission-free future, the world will need to use a diverse array of renewable energy sources, tailored to each region’s specific climate and environment, to generate the amounts of renewable energy from its available resource. Therefore, there is currently a need to adopt new renewable energy sources alongside more established sources.

One such resource is our oceans and seas, which, as reported by National Geographic, cover 71% of our planet’s surface and are an abundant source of renewable power. According to a 2020 report from IRENA, wave energy has the potential to meet all of global energy demand with potential global energy production from waves estimated at 29,500 terawatt-hours of electricity per year. In addition, according to the U.S. Department of Energy, as of January 2021, the potential in the United States is estimated at 3,500 terawatt-hours per year. Wave energy is currently an abundant renewable energy source, which has several significant advantages over other renewable energy sources. For example, it is available at night. In many locations around the world with significant and stable wave resources, power from WEC technology can be produced around the clock.

One of the greatest benefits of wave energy, especially if it’s nearshore or onshore, is that it may allow for power generation in proximity to population centers. Nearly 2.4 billion people, about 40% of the global population, live within 100 kilometers of a coast, according to a report from the United Nations. In addition, most of the world’s megacities are located near the coastline, with eight out of the ten largest cities in the world being located by the coast, according to an article from UN Atlas of the Oceans, which also highlights a trend in current population growth and migratory patterns which are seeing more people leaving the urban inland for life in cities. We believe that this results in making wave energy an increasingly attractive source of power generation.

Opportunities are expanding as the wave energy field evolves. According to a review article published by the Department of Mechanical Engineering, “Dunarea de Jos” University of Galati, Romania, the successful development of wave technology in the European wave market could generate 188 gigawatts (10%) of Europe’s electricity needs by 2050; provided, however, that for this to occur, there must be successful development and operation of new wave generation systems that are planned for 2022 to 2040.

In the 2019 European Green Deal, the European Commission identified the blue economy (a term used to describe sustainable use of ocean resources for economic growth, improved livelihoods, and jobs while preserving the health of ocean ecosystem), as having a central role to play in mitigating and adapting to climate change. To boost the European blue economy, in February 2020, the European Commission and European Investment Fund launched a 75 million Euro “Blue Invest” fund that provides financing to equity funds that strategically target and support companies and technologies in the blue economy sector. As more sources of renewable power are sought, governments and entrepreneurs are increasingly looking to our oceans and wave energy as a source of clean power. Further support for ocean energy can be seen in the United States, where the United States Department of Energy, or the DOE, opened new funding opportunities worth $22 million in 2020 for wave technology research and development. This comes in the wake of the DOE’s 2019 report “Powering the Blue Economy™: Exploring Opportunities for Marine Renewable Energy in Maritime Markets,” which outlines the potential of the ocean and tidal energy opportunities in the United States. This report highlights the increased potential of wave power as an important source of renewable energy and a viable part of the decarbonization of the energy sector.

Source: https:/academc.oup.com/ce/article/2/1/10/4924611

Ocean Energy

We believe that the increase in solar and wind energy cannot singlehandedly solve the world’s energy consumption needs because these types of energies are unlikely to have the capacity to completely replace fossil fuels. However, we believe that developments in these sectors have demonstrated the possibility that significant new technologies may enable large amounts of energy to be harvested in a reliable manner. Oceans, lakes and rivers, which contain significant amounts of kinetic energy, cover 75% of the earth’s surface. The kinetic energy in sea water is 832 times as high as in wind, whereas the average water flow in all of earth’s rivers is a million cubic meters per second, according to an article from The Economic Times.

Despite decades of development efforts, according to an IRENA report, ocean energy remains a largely untapped renewable energy source with two tidal barrage facilities representing more than 95% of the approximately 522 megawatts of operating capacity at the end of 2019. The IRENA report further indicates that ocean energy technologies deployed in open waters have seen positive development in the last few years, as both tidal current and wave energy deployments saw new capacity come online, particularly in the waters of Scotland. In 2020, the total capacity of tidal stream was 10.6 megawatts while wave energy amassed to 2.3 megawatts of capacity. Finally, this IRENA report from 2020 also estimated that in 2020, the pipeline for wave and tidal stream energy projects was 2.83 gigawatts, with up to 10 gigawatts of wave and tidal stream energy solutions potentially deployed by 2030.

Global Warming and the Need for Green Energy

The World Health Organization, or WHO, in 2014 characterized air pollution as “the world’s largest single environmental health risk.” The WHO estimates that 91% of the world’s population lives in places where air quality is below its guidelines. Furthermore, the WHO estimates that air pollution accounts for approximately 4.2 million deaths per year, with the WHO data showing that nine out of ten people breathe air that exceeds the WHO guideline limits for levels of pollutants, with low- and middle-income countries suffering from the highest exposures. In addition to these devastating figures, in 2019, an article from The World Bank stated that 840 million people lacked access to electricity. With 40% of the world’s population living within 100 kilometers of the coastline, we aspire to build wave energy power stations that will provide people access to electricity in proximity to their residence without creating air pollution.

While the increase in global energy consumption must be met, there is also a need for reduced pollution emerging from the energy sector. Today, more than ever before, public awareness regarding the detrimental impact pollution has on the environment is at a peak, and we expect the public awareness to continue to climb, with the consensus being that humans are the largest contributors to global warming.

The current status of global warming has resulted in several political efforts to assume responsibility and provide solutions for a more sustainable future. These political efforts are a largely contributing factor to the increased demand in renewable energy, an energy source generated from natural processes that are constantly replenished, including sunlight, geothermal heat, water, wind, tides and various forms of biomass.

Market growth for renewable energy has so far been somewhat restrained due to the high cost of investment. However, increased government funding and development in the technologies present new opportunities for future growth. Energy efficiency represents what could be the single largest potential contributor to global emissions reduction. The switch to this type of energy has the potential to reduce carbon dioxide emissions by billions of tons. For example, according to the World Resources Institute, in 2017 the United States passed the milestone of 1 billion light-emitting diode (LED) and compact fluorescent (CF) lights installed, avoiding what is estimated to be 142 million tons a year of carbon dioxide emissions, at a cost of about $7 per ton of avoided carbon dioxide. Political initiatives relating to the slowing of global warming include, but are not limited to:

•        The Paris Agreement, which was agreed upon at the UN’s annual climate conference in 2015 and signed in 2016, provides that those countries party to such agreement will undertake to take specific measures to reduce emissions and slow down global warming. According to the Convention, as of February 19, 2021, of the 197 parties to the Convention, 190 parties have ratified the Paris Agreement. Although, the United States, the second largest emitter of greenhouse gases after China, withdrew from the agreement in 2020, President Biden has signed an executive order to have the United States rejoin the Paris Agreement. Furthermore, President Biden has pledged during his campaign that his administration will set a target of cutting the U.S. emissions to net zero “no later than 2050.”

•        The EU’s climate and energy goal states that greenhouse gas emissions by 2030 shall be reduced by 55% by the end of 2030 compared to 1990. In 2030, 32% of total energy consumption is expected to originate from renewable energy sources.

In leading renewable markets such as Denmark, supranational, national and local community interests are aligned on the utilization of renewable energies. In the United States, under President Biden, there is an effort by the federal government to put renewable energies at the forefront. In others, such as Australia, where the national leadership is retreating on decarbonization efforts, cities, communities, and corporations have become the most relevant actors. They have stepped up to fill the vacuum and demand has continued to grow. Finally, the emerging markets that will see the most significant growth in electricity demand as they develop have leaped into a position of solar and wind leadership.

At a 2019 meeting in Paris, the Network for Greening the System, an alliance of central banks and financial regulators, published a letter in which they clarified that they can no longer ignore the obvious threat and risk that comes from climate change.

In 2021, in one of his first acts as a new administration, as noted above, President Biden rejoined the Paris Agreement. In addition, President Biden cancelled the controversial Keystone XL Pipeline. President Biden has listed tackling climate change as one of the core priorities of his presidency and has promised to facilitate significant investment into renewable energy and sustainable technologies. Furthermore, as part of President Biden’s $2 trillion pre-election plan to “Build a modern, sustainable infrastructure and an equitable clean energy future,” the administration has pledged over the next four years to invest significantly in and to escalate the use of clean energy in the transportation, electricity and building sectors in the United States.

In 2020, the New York State Pension Fund, one of the world’s largest state funds with over $226 billion in assets, stated that it will pursue divestment from companies that fail to meet its minimum standards, as part of a broader goal to transition its entire investment portfolio to net-zero emissions by 2040. Divestment by investors in fossil fuels has gained traction over the last several years, and, according to the US SIF Foundation’s Report on U.S. Sustainable and Impact Investing Trends 2020, money managers applied restrictions related to fossil fuels across $374 billion in assets under management in 2020. Additionally, at the outset of 2020, institutional asset owners adopted fossil fuel restrictions or divestment policies that apply to $770 billion in assets. Moreover, according to Fossil Free, a public fossil fuel divestment campaign, institutions and individuals worldwide representing about $14 trillion in assets have so far made public commitments to divest from fossil fuels.

Revenue Models

WEC Technology

To date we have not generated any significant revenues. However, if we are able to commercialize our WEC technology, we expect to seek to generate revenue for our projects under three distinct models: (1) Build, Own, Operate, or BOO, (2) Build, Own, Transfer, or BOT, and (3) Joint Venture or Turnkey projects, pursuant to which we expect to recognize revenue, if any. To date, we have not generated any revenue under any of these models.

Our commercial contracts with governments and governmental agencies, also referred to as our business to government customers, or B2G, subject to generating revenue from the sale of wave energy, is expected to fall under the BOO revenue stream, whereas our private business customers, or B2B segment, are expected to generally fall under the BOT or Joint Venture or Turnkey potential revenue stream.

•        Build, Own, Operate (BOO).    Under this arrangement, we would own 100% of the project, and, therefore, we would finance and provide the operation and maintenance for the power station. We expect that the electricity produced would usually be sold to the grid in-line with long-term power purchase agreements (expected to be up to 25 years) or other agreement types. This model incurs a higher initial investment cost but, assuming successful implementation, is expected to give a long-term recurring revenue stream from the amount of electricity that we sell to the grid. Our Power Purchase Agreement in Gibraltar, when expanded to five megawatts, is expected to follow this model.

•        Build, Own, Transfer (BOT).    Under this arrangement, we would build the power station and then sell the power station. We believe that long-term fixed price revenue that may be generated by the power stations under Power Purchase Agreements may be attractive for institutional investors, who can pay a premium price to purchase the power stations due to their low required rate of return (in comparison to other purchasers).

•        Joint Venture/Turnkey.    Under this arrangement, we would be responsible for constructing and operating the power station. When the construction is completed, we then invoice the partner the cost of construction plus an agreed margin after which they will be joint owners of the power plant. Thereafter, the project would adopt the BOO revenue model (with the exception of the 100% stake and revenue interest) and the resulting revenue stream from electricity sales would be split between us and the joint venture partners. In addition to this joint venture path, we may also sell projects on a turnkey basis as we believe that it would provide us with a faster path to positive cash flow, and as such, may enable us to scale up the business at a more rapid rate. Under this arrangement, we may provide the technology and know-how and an exclusive license for our technology to be held by the joint venture entity in the respective country, and the partner may bring its knowledge and expertise in securing land, grid connection approval and funding for the power stations to be developed by such joint venture. Our Jaffa Port project is an example of our Joint Venture Agreement with the EDF Renewables IL. These joint venture agreements, such as the one we have with EDF Renewables, may provide our partners with certain beneficial rights. For instance, our Joint Venture Agreement with EDF Renewables IL provides EDF Renewables with a right of first look for three years from the date of the agreement (May 2019) on any M&A transaction that EWP Israel may seek to execute and also provides EDF Renewables IL with a right of first offer for the first five years of the agreement to participate in the joint development of any other project using our technology for a wave energy station in Israel of above 0.25 megawatts.

As is customary in our industry, we believe that in order to commercialize our WEC technology, especially under the BOO model, which is very capital intensive because we finance and provide the operation and maintenance for the power station, we will require additional financing. In the future, we expect to achieve this by way of debt financing, which is a common and relatively cheaper method of financing of energy projects such as ours, either with or without additional equity financing.

Wave Energy Services

In addition to our operations involving the sale/lease of our WEC technology, we also intend on expanding our product offering by providing increased project development products and services. One of these services is the offering of feasibility studies for our potential clients, which we believe will add to customer value and may provide an additional revenue stream for us in the event the feasibility study leads to initiation of commercial projects. During 2020, we entered into our first Feasibility Study Agreement with MSMART Future Technology in Vietnam, which remains ongoing and which we expect to complete during our fiscal year ending December 31, 2021. These feasibility studies are conducted to study the wave energy resource and preliminary project feasibility potential at a specific location and are performed as a precursor to a more robust collaboration and project at the location.

In addition, we are working on further expanding our product portfolio through the development of our new smart WPV software, intended to provide real-time production verification that will allow preventative-predictive and corrective measures to be taken. We plan to release the software for use by third parties, such as other wave energy developers, as well as relevant research institutions and leading universities, through unique licensing agreements. We believe that the addition of these two services, and potentially others, will help position us as not only as a technology provider, but also as a world-leader in a proprietary software for the growth of the wave energy industry.

Competitive Advantages

Research has shown that renewable energy has the potential to be a long-lasting, profitable and efficient source of energy. We believe that wave energy will become an integral part of the world’s renewable energy mix. Other wave energy companies primarily focus on offshore installations, due to the belief that there are more significant wave heights in the offshore. However, these systems have struggled to commercialize, for among other reasons, those listed below, which we believe are competitive advantages that we currently hold over these and other offshore competitors.

•        Reliable.    We believe that our technology is extremely reliable as compared to other WEC technologies, and more specifically those that are offshore solutions. Unlike many of our competitors, our WEC technology, with the exception of our floater mechanisms, is located on land. Therefore, our conversion unit (the part of the system that holds the energy generation equipment) is not subject to an aggressive offshore marine environment. Furthermore, we utilize a storm protection mechanism, which is meant to prevent damage to the floaters during storms.

•        Cost Efficient.    The price of our WEC technology is highly competitive with a total capital expenditure of 1 ($1.5 million) to 1.8 ($2.2 million) million Euro per megawatt (the actual price may vary and final price is dependent on the amount of floaters needed per site, the work that must be performed for the installation of the systems and the proximity to the nearest substation or grid connection point). This capital expenditure is significantly lower than the price of the offshore competition, which, according to the World Energy Council World Energy Perspective Cost of Energy Technologies report, can range from a minimum of $5.48 million (4.52 million Euro) per megawatt to a sum as high as $16.05 million (13.24 million Euro) per megawatt, due to the fact that during both the installation of our system and the necessary operation and maintenance activities, we do not require the use of ships, divers, underwater cabling and mooring associated with offshore systems. As to the LCOE, based on our internal calculations that were derived using the International Energy Agency’s Ocean Energy Systems project LCOE calculation metrics, combined with our assumptions, we believe that it can be as low as 42 Euros ($50.89) per megawatt hour, in commercial scales.

•        Insurability.    The reduced capital expenditures and high reliability associated with our WEC technology, as compared to various offshore solutions, has allowed us to receive insurance coverage for our power stations. To date, our installations in Gibraltar and Israel have been insured by notable insurance companies. Although we are able to maintain what we believe is sufficient insurance, we still face risks in connection with the insurance coverage that we maintain for our technology. See “Risk Factors – Risks Related to Product Development and Commercialization” for additional information.

•        Modular and Scalable Design.    Our WEC technology is fully modular, allowing us to scale projects, which is expected to minimize the common risks entailed in scalability. Our WEC technology can be scaled up to large-scale units of one megawatt or down to a few kilowatts for a purpose-built project.

•        Environmentally friendly.    Our WEC technology does not connect to the ocean or sea floor, and as such, it is considered to be a more environmentally friendly and cleaner energy system.

A study by the Institute of Marine Sciences and Technology at Dokuz Eylül University determined that onshore, also referred to herein as nearshore, technologies have demonstrably higher survivability and are more cost effective than offshore solutions. In addition, in Dr. Peter Harrop’s study in IDTechEx, in highlighting the advantages of wave energy solutions, he noted that Bali has decided to utilize a 10 megawatt WEC solution in an effort to increase energy capacity without having to deal with huge infrastructure and other types of energy sources due to the “invisible” nature of WEC technology. Another recent study from Oregon State University and the Pacific Marine Energy Center noted the challenges in implementing WEC technology, while highlighting the importance of reliable, low maintenance WEC technology with minimal environmental impact for commercial wave energy generation.

Moreover, according to a May 2020 study by IRENA, a significant share of the of wave energy technologies operational today are point absorber technologies, such as our WEC technology. According to the study, more than half of the wave energy converter developers with high technology readiness levels focus on point absorbers due to their potential for wide range applicability. Finally, IRENA’s study concluded that most of the current and planned projects in the ocean energy industry are point absorbers and that future projections point towards this technology’s domination of the market.

In addition to the aforementioned competitive advantages that we believe we hold (all of which we believe are disadvantages to offshore WEC technologies), in deep water (where offshore solutions are placed), waves can travel in almost any direction, making it difficult to extract energy with offshore technology due to the fact that these waves are more difficult to predict and more complex to account for in system design, whereas, as shown below from a presentation at Texas A&M University, although the maximum wave power is higher offshore, as waves get closer to the shore, the direction of the waves becomes more consistent and milder (i.e., maximum wave heights in near-shore areas are closer to average wave heights), implying that the exploitable level of power offshore and nearshore is practically the same, which may be due to the fact that utilization of WEC technology offshore, specifically in deep water, can make it difficult to extract energy due to the uncontrollable movement of the waves. However, WEC solutions placed closer to shore, such as our WEC technology, generally encounter waves coming from the same direction, thereby potentially boosting the quantity of energy captured.

Source: https://waveenergyconversiontamu15.weebly.com/theory-of-wave-energy--availability.html

Competition

The renewable energy industry is very competitive and characterized by rapidly advancing technologies with a strong emphasis on proprietary and cost-effective solutions that are environmentally friendly. We recognize that our competitive success will depend upon constant investments in innovative, pioneering technological solutions, while continuing to offer a cost-effective solution that is environmentally friendly. We expect to compete with other providers of renewable energy, and more specifically with in-ocean/sea autonomous power sources, where many of the providers are substantially larger than us and may have access to greater financial resources. Incumbent wave energy power providers may also represent established and reliable power sources and may have already gained customer acceptance. Our ability to compete successfully for business from customers seeking renewable energy, and more specifically, energy generated from ocean and sea waves will depend on our ability to produce and store energy reliably and at a total cost that is competitive with that of other sources, and on the on-going reliability of our product and the perception of our Company. Our ability to compete effectively may be adversely affected by our current need for additional financing and our future customers’ concerns about our long-term viability.

As of the end of the year ended December 31, 2020, there were over 400 companies, some with institutional funding, listed in the DOE Marine and Hydrokinetic, or MHK, Technology Database. This DOE database provides up-to-date information on MHK renewable energy technologies and companies, both in the United States and around the world. Some of these companies are located in the United Kingdom, continental Europe, Japan, Israel, the U.S. and Australia, and many of those companies are pursuing the utility, grid-connected energy market. The MHK industry continues to evolve as participants strive to differentiate themselves by promoting their specific technology focusing on cost and efficiency. The companies are subdivided by implementation: wave power, current power, tidal and ocean thermal energy conversion.

Project Development and Manufacturing

Most of our WEC technology is comprised from off the shelf components from leading manufacturers. The value chain below shows the technical project development process, which can be divided into six different steps: project planning, manufacturing, installation, grid-connection, operation and maintenance and de-commissioning. We are active in all of the stages, either independently or through sub-contractors.

Life-cycle process
Wave Energy
Project Planning
Feasibility studies
Resource & Energy Yield Assessments
Environmental Impact Assessments
Planning Applications
Approval Process
Infrastructure Planning
Manufacturing
Floaters
Hydraulic Components
Electrical Components
Mounting Structure
Installation
Site Preparation
Infrastructure Work
Foundation
Assembly
Grid-connection
Cabling Concept
Cable Production
Groundwork /Cabling
Grid-Connection
Operation & Maintenance
Operation
Maintenance
Technical Management
Commercial Management
Spare Parts
De-commissioning
De-Construction
Recycling
Disposal

We perform the initial project planning phase, which includes detailed feasibility studies, project licensing, and project design activities. Following the planning phase, our team then tenders manufacturers and suppliers for the procurement, manufacture and assembly of our technology’s sub-systems. The sub-systems can be classified as: (i) the mechanical sub-system, which is comprised of the floaters’ mechanisms; (ii) the hydraulic sub-system, which consists of the hydraulic components such as the accumulators, pistons, valves and hydraulic motors; (iii) the electrical sub-system, consisting of the electrical components such as the generators and inverters; and (iv) the control and automation sub-system, which is a proprietary software developed by and for us. All of the sub-systems are manufactured by parties who we believe are experienced third-party manufacturers and suppliers. The installation to the marine structure phase of the project is then performed by a selected civil engineering company which is experienced in installation works in the sea/ocean environment.

The grid-connection phase is then performed by a relevant electric company. Depending on the business model for a particular project (BOO, BOT or Joint Venture/Turnkey), the operation and maintenance is either performed by our team directly or by a local subcontractor or by the customer after undergoing training in the operation and maintenance of our technology. The final de-commissioning phase is performed by a civil engineering company with experience in the de-commissioning of energy projects in an industry accepted manner.

In most projects, we work with several different types of suppliers and manufacturers throughout the value chain. We work with and procure parts from leading brand name manufacturers known for extensive expertise and product quality such as Siemens. We do not believe that we are dependent on any single vendor for manufacturing the components of and materials for our WEC technology.

Previously, on our Gibraltar project, ABB, formerly known as Asea Brown Boveri Ltd., installed the inverters and assisted in connecting the inverters to the grid, which was performed by the GibElectric, the national electric utility provider in Gibraltar. Most of the significant hydraulic parts in the Gibraltar and EDF EWP One project were manufactured by BOSCH Rexroth AG, Parker and other brand names, and were procured and installed by a sub-contractor.

The floaters mechanisms for our system are built locally in each location, on-site, while the WEC units (conversion units) are constructed in Israel and delivered and installed on-site. Our engineers are responsible for integration of the parts, thereby allowing us to keep important know-how inhouse.

Part of our rationale in procuring parts from and working with experienced and brand name manufacturers is to ensure the availability of parts worldwide. In our experience, parts from experienced manufactures are generally available in almost every country around the world and can be easily procured and assembled in a project in almost any environment. Since most of our WEC technology is comprised of off-the-shelf parts from the aforementioned manufacturers, we believe we face some exposure to fluctuations in the prices of raw materials or other supplies which influence the price of parts from the experienced brand name manufacturers we work with.

Marketing and Sales

We continue to enhance our marketing capabilities across our target markets and we are actively marketing our WEC technology. We currently use a direct sales force consisting of employees and industry expert consultants. Among other things, we attend relevant industry conferences and cleantech forums such as the UN Summits on Climate Change COP22 and COP23, the World Energy Congress and the Smart Energy Summit. We also host delegations and dignitaries for demonstration tours of our demo plant in our offices and in our power stations in Jaffa Port and Gibraltar, as well as participate in governmental trade and investment delegations.

In addition to our ongoing B2B and B2G digital marketing efforts, we also frequently receive attention from international media outlets, including Wired Magazine, CNN, MSN, BBC, SKY News, the Economist, Forbes, Bloomberg, National Geographic, and Reuters. In addition to attention from these media outlets, we have been featured in videos made by other high profile parties, including Google, the UN Environment Program, I24 News, the Weather Channel, Energy Observer, the Sustainable Markets Initiative by His Royal Highness Prince Charles and the World Economic Forum and Solar Impulse.

Because our solutions use technology which is not yet fully adopted by our target markets, we expect that the customer decision process could require us to spend substantial time educating end-users and stakeholders, which may result in a lengthy sales cycle.

Intellectual Property

We believe that our technology differentiates us from other providers of wave energy conversion technologies. As a result, our success depends in part on our ability to obtain and maintain proprietary protection for our products, technology and know-how to operate without infringing upon the proprietary rights of others and to prevent others from infringing upon our proprietary rights. Therefore, we invest significant resources in the submission and maintenance of our global patent portfolio.

Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications across the globe related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation and may rely on licensing opportunities to develop and maintain our proprietary position.

The following is a list of our current patents and patent applications:

Application/ Patent Number	Subject	Status
US 16/762931	System for generation of electricity or clean water from waves or combined system	Waiting for exam
EPO 17932991.7	System for generation of electricity or clean water from waves or combined system	Waiting for exam
Israel 274332	System for generation of electricity or clean water from waves or combined system	Waiting for exam
Israel 215739	A pontoon with sharpened front and sloping back	Approved
Israel 246192	A system for lifting and submerging pontoon during storm	Registered
Israel 246193	A system with shock absorber for preventing breakage of jib connections	Approved

Application/ Patent Number	Subject	Status
Israel 246194	A system for changing a working volume of a hydro motor according to electricity demand	Registered
Israel 254987	A pontoon with left-and-right front diagonal sides for splitting progressive sea waves	Registered
Israel 254988	A pontoon with sharpened front and left-and-right front diagonal sides	Registered
Israel 254989	A method for changing load intensity on a connection point that uses a jib with several connecting points for protecting its connections to a back wall	In examination
Israel 254990	A system including a pontoon with a vertical cylinder anchored to the bottom	Registered
Israel 254991	A system including a pontoon with a pair of parallel jibs	Registered
Israel 254992	A system with secondary accumulator and shock absorber for preventing breakage of jib connections	Registered
Israel 254993	A system for regulating pressure in hydraulic accumulator	Registered
Israel 254994	A system with double acting hydraulic cylinders and secondary accumulator	Registered
Israel 268942	Combined sea wave photovoltaic power plant	Waiting for exam
PCT/IL2019/051015	A combined sea wave photovoltaic power plant	Pending

The following is a list of our allowed applications and issued patents:

Application/Patent Number	Subject	Status
Israel 215739	A pontoon with sharpened front and sloping back	Approved on October 24, 2017
Israel 246192	A system for lifting and submerging pontoon during storm	Registered on October 1, 2019
Israel 246193	A system with shock absorber for preventing breakage of jib connections	Approved on October 24, 2017
Israel 246194	A system for changing a working volume of a hydro motor according to electricity demand	Registered on November 30, 2019
Israel 254987	A pontoon with left-and-right front diagonal sides for splitting progressive sea waves	Registered on October 31, 2020
Israel 254988	A pontoon with sharpened front and left-and-right front diagonal sides	Registered on September 1, 2020
Israel 254990	A system including a pontoon with a vertical cylinder anchored to the bottom	Registered on October 31, 2020
Israel 254991	A system including a pontoon with a pair of parallel jibs	Registered on May 1, 2021
Israel 254992	A system with secondary accumulator and shock absorber for preventing breakage of jib connections	Registered on June 2, 2021
Israel 254993	A system for regulating pressure in hydraulic accumulator	Registered on August 31, 2019
Israel 254994	A system with double acting hydraulic cylinders and secondary accumulator	Registered on June 2, 2021

The expiration date for our issued Israeli patents is October 10, 2031. We do not consider any single patent or patent application that we hold to be material to our business. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in continuing to obtain effective patent claims and enforcing those claims once granted. In addition, certain technologies that we developed with government funding are subject to certain government rights as described in “Risk Factors - Risks Related to Our Intellectual Property.”

Organizational structure

EWP Israel was founded in 2011 and we were incorporated in 2019 before our initial public offering on Nasdaq First North. We conduct our operations through our wholly-owned subsidiary EWP Israel. In addition to EWP Israel, we have a number of other subsidiaries in Mexico, Portugal, Gibraltar, Australia and China.

Eco Wave Power Ltd., also referred to as EWP Israel, is our wholly-owned subsidiary incorporated in Israel in 2011. The subsidiary has 13 employees and contains the majority of the management, marketing, sales and engineering personnel in our Company. EWP Israel is responsible for the management of our subsidiary companies, the development of our project pipeline, the operation of our Company’s existing projects, the development and construction of new projects, research and development activities for our wave energy technology, and the maintenance and expansion of our intellectual property portfolio.

Eco Wave Power Gibraltar Ltd., or EWP Gibraltar, is a wholly-owned subsidiary of EWP Israel, incorporated in Gibraltar in 2015. EWP Gibraltar operates as the subsidiary which manages the operation and maintenance of our Company’s Gibraltar power station and is responsible for the development of the project.

Eco Wave Power Mexico is a partly-owned subsidiary of EWP Israel, incorporated as a joint venture in Mexico in 2014. Eco Wave Power Mexico operates as the subsidiary responsible for the development, implementation, and management of our Manzanillo I project as well as the development of the EWP technology in Mexico. Although we currently own 60% of the issued and outstanding shares of Eco Wave Power Mexico, as a result of an investment into this entity certain investors have the right to receive shares in this company which would dilute our ownership in it to 54% of the issued and outstanding share capital.

Eco Wave Power Manzanillo 1. is a majority-owned subsidiary of Eco Wave Power Mexico, incorporated in Mexico in 2016. Eco Wave Power Manzanillo 1. operates as a special purpose vehicle and is a project company for the EWP Manzanillo I project.

EW Portugal-Wave Energy Solutions, Unipessoal Ida., is a wholly-owned subsidiary of EWP Israel, incorporated in Portugal in 2020. EW Portugal operates as the main company for the development of the APDL project.

EDF-EWP One Ltd. is a partly owned subsidiary of EWP Israel, incorporated in Israel in 2019. EDF-EWP One Ltd. is a special purpose vehicle that is jointly managed by EWP and EDF Renewables IL and is responsible for the development, implementation and management of the EDF EWP One project in Jaffa Port, Israel.

Eco Wave Power Australia PTY Ltd., or EWP Australia, is a wholly-owned subsidiary of EWP Israel, incorporated in Australia in 2019. EWP Australia operates as the main company for the development of the Company’s operations in Australia.

Suzhou Eco Wave Power Technology Co. Ltd. is a partly-owned subsidiary of EWP Israel, incorporated in China in 2014. Suzhou Eco Wave Power Technology Co. Ltd. operates as the main company for the development of the Company’s operations in China.

Government Regulation

Our technology is subject to regulation in foreign jurisdictions in which we are currently pursuing projects concerning, among other areas, site approvals, environmental approvals and compliance. In order to encourage the adoption of wave energy solutions, such as our WEC technology, some governments offer subsidies and other financial incentives and have mandated renewable energy targets, which some of our customers may be able to leverage. However, these subsidies, incentives and targets may change or may not be applicable to our technology, and, therefore, may not be available to our customers.

The renewable energy industry has also been subject to increasing regulation. As the renewable energy industry continues to evolve, and as the wave energy industry continues to evolve, we anticipate that wave energy technologies and our technology and deployment of our technology will be subject to increased oversight and regulation in accordance with international, national, and local regulations relating to safety, sites and environmental protection. The government practices and regulations that we followed to date in the various jurisdictions listed below are subject to change and there can be no guarantee that we will be required to follow the same practices in the future or if additional rules and/or regulations will be implemented that have a material impact on our operations in such jurisdictions.

Portuguese Regulation

Site Approval and Compliance.    In Portugal, federal agencies regulate the siting of long-term renewable energy projects and related-uses located in the ocean. For example, in our Portugal project, APDL, which manages the Douro, Leixões and Viana do Castelo ports and the inland waterway of Douro river, granted EWP Israel the preliminary Concession Agreement to use four sites under the management of APDL for the project.

We are subject to various regulations and require various licenses and permits for construction and operation of our wave energy power station, for example, a Private Use of Maritime Public Domain Title, known in Portuguese as a Título de Utilização de Recursos Hídricos. A wave energy power station with capacity up to one megawatt in Portugal requires formal confirmation from a municipality that a prior control procedure, such as construction licensing proceeding or prior communication, is applicable for the project. Additionally, the Directorate General for Energy and Geology needs to approve and accredit the party, applying to construct and operate a wave energy power station with capacity up to one megawatt, as well as to provide permission to the party to connect to the grid. A party seeking to construct and operate a wave energy power station with capacity above one megawatt, in addition to the foregoing permits and licenses, is also required to carry out a preliminary environmental study and obtain a construction permit from the city council, among other things.

Gibraltar Regulation

Site Approval and Compliance, and Subsidies and Incentives.    In Gibraltar, the Government of Gibraltar and GibElectric granted EWP Israel the right to use land to construct our wave energy plant. The Government of Gibraltar sets the conditions and delineates the process for connecting EWP Israel’s five megawatt wave energy power station to the Gibraltar national electrical grid, and determines the remuneration scheme for the sale of wave generated electricity to the national grid. EWP Israel, or EWP Gibraltar, will also have to apply for requisite environmental, health and safety permits and trade license and conduct an environmental impact assessment. According to the terms of the Power Purchase Agreement, for the pilot phase of 100 kilowatts (or 0.1 megawatt), EWP Israel had to obtain planning permission from the Development and Planning Commission of Gibraltar and approval under the Building Regulations. For the five megawatt project, the Company will also have to submit for requisite environmental and health and safety permits and trade license and an environmental impact assessment.

Israel Regulation

Site Approval and Compliance, and Subsidies and Incentives.    For our EDF EWP One project, EWP Israel obtained approval to use the site from Atarim and conducted two engineering coordination processes, one for the grid connection works and the other one for the location of the WEC unit, the cement works and the connection of the floaters to the breakwaters. The organizations that had to provide approvals as part of these process are the Israel electric company, the Israeli water company, Shefa (a part of the Tel Aviv municipality), Jaffa Port, Atarim and others. Finally, EWP Israel received a tariff (price paid for the energy to be transmitted to the grid) from the Energy Authority of Israel, which is applicable to all pioneering technologies in Israel, in order to sell electricity at a preferred price as well as to connect to the electrical grid.

Mexico Regulation

Site Approval and Compliance.    In Mexico, federal agencies regulate the siting of long-term renewable energy projects and related-uses located in the sea. In the case of Mexico, we purchased land in the municipality of Manzanillo.

Environmental Approval and Compliance.    In Mexico, Eco Wave Power Manzanillo One has commenced the process for receiving licensing approval for a five megawatt Manzanillo project. In connection therewith, Eco Wave Power Manzanillo One received the following approvals:

1.      Sea Portion Concession from the Communications and Transport Ministry

2.      Environmental Impact Manifestation approved by the Environment and Natural Resources Ministry

3.      Federal Sea & Land Zone Concession granted by the Environment and Natural Resources Ministry

4.      Non-Inexpediency to building the construction approval by the Municipality

5.      Authorization of Validation of Social Impact by the Ministry of Energy

6.      Opinion of Non-Affectation of Navigation by the Marine Ministry

7.      Pre-Feasibility of Interconnection and Generation approved by National Center for Energy Control

Although these approvals have been obtained, they may be rescinded if Eco Wave Power Manzanillo One does not meet certain conditions. In addition, at this time, we do not believe that our project in Mexico is material to our business.

Property and Facilities

Our headquarters are located at 52 Derech Menahem Begin St., Tel Aviv 6713701, where we occupy approximately 315 square meters. Our lease ends on October 31, 2021, and we have an option to extend the lease for an additional year thereafter subject to a 5% price increase. Our monthly rent payment as of December 2020, was approximately NIS 30,000 (approximately $9,000).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

Employees

As of June 15, 2021, we had 15 full-time employees, including two executive officers. Of these employees, 13 are located in Israel, one is located in Gibraltar and one in China. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, key employees and directors as of June 15, 2021:

Name	Age	Position
Mats Andersson(1)(2)	72	Chairman of the Board of Directors
Inna Braverman	35	Chief Executive Officer, Director
Aharon Yehuda	58	Chief Financial Officer
David Leb(2)	58	Director
Elias Jacobson(1)(2)	42	Director

____________

(1)      Member of the Audit Committee

(2)      Independent Director (as defined under Nasdaq Stock Market rules)

Mats Andersson, Chairman of the Board of Directors

Mats Andersson has served as our Chairman of the board since July 2020. Mr. Andersson has over 40 years of managing and leadership experience serving as both Chief Executive Officer, Chief Operations Officer and on the board of directors of several companies. In addition to his current service as Chairman of the Board, Mr. Andersson serves as Chairman of the Board at private Swedish companies, Dafo AB, Bluetest AB, Gäfle Testteknik AB and CWT AB, and from 2016 until 2019, Mr. Andersson served in the same capacity at Ranplan AB. Mr. Andersson previously served as Chief Executive Officer of Unitraffic AB from 2005 to 2015, of Anticimex Group from 1995 to 2004, and of Conductor AB from 1989 to 1994. Mr. Andersson holds a Bachelor of Arts in English, Theory of Science, Astronomy from the University of Gothenburg and Master of Science in Engineering Physics from Chalmers University of Technology in Sweden.

Inna Braverman, Chief Executive Officer, Director

Inna Braverman co-founded EWP Israel in 2011 and has served as its Chief Executive Officer since its founding in 2011, and has served as our Chief Executive Officer since our incorporation in 2019. Ms. Braverman holds a B.A. in Political Science and Government and English Language and Literature from Haifa University in Israel.

Aharon Yehuda, Chief Financial Officer

Mr. Aharon Yehuda has served as our Chief Financial Officer since December 2020. Mr. Yehuda has over 20 years of experience as a Chief Financial Officer and has an additional decade of experience providing advisory, initial public offering and audit services to public and private companies in Israel. From 1999 and until November 2020, Mr. Yehuda served as the Chief Financial Officer of Turbochrome Ltd. (formerly Chromalloy Israel Ltd.) a company that operates in the aviation industry. Mr. Yehuda holds a B.A. in Economics and Accounting and M.B.A. from Tel-Aviv University in Israel.

David Leb, Director

David Leb co-founded EWP Israel in 2011 and has served as a board member since its founding, and has served as a member of our board of directors since our incorporation in 2019. Mr. Leb has over 30 years of business experience running various online enterprises and making investments in a variety of fields (blockchain based technologies and real estate) some of which have led to successful exits, including a publicly traded medical company on the Canadian Stock Exchange. Mr. Leb founded Rancho Estero, a camp near Santa Catalina, Panama in 2010, and since June 2020, Mr. Leb has been a member of the board of directors of BlingKa Inc. Mr. Leb holds a Bs.C. degree in Social Science from Dawson College.

Elias Jacobson, Director

Mr. Jacobson has served as a member of our board of directors since July 2020. Mr. Jacobson has extensive experience advising early stage companies and serving on the board of directors of private (and public) companies, as well as significant experience in the renewable energy and technology sectors. In 2020, he co-founded WiT Venture Partners AB, a Swedish venture capital firm. He has been serving as a member of the boards of Zensum AB since 2019, WPS Sweden AB since 2016 and MarketMath Europe AB since 2014, among others. His previous experience includes serving as the Chief Executive Officer and Chairman of Peltarion Energy AB from 2016 to 2017, the external CEO of Peltarion AB from 2017 to 2019 and of Swedish Modules I Emtunga AB from 2013 to 2014.

Family Relationships

There are no family relationships among our executive officers and directors.

Arrangements Concerning Election of Directors and Members of Management

In general, members of our board of directors are elected by our shareholders and elected to serve pursuant to their appointment or election until the first annual general meeting of shareholders held thereafter. We are not a party to, and are not aware of, any voting agreements among our shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such.

Compensation

The following table presents all compensation paid by us to each of our directors and senior managers for the year ended December 31, 2020. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. During the year ended December 31, 2020, we did not pay any share-based compensation nor did we pay any other bonuses to our directors and senior management team.

All amounts reported in the tables below reflect the cost to the Company, in thousands of USD, for the year ended December 31, 2020.

	Salary	Pension, Retirement and Other Similar Benefits
Inna Braverman, Chief Executive Officer	342,916	62,998
Andreas Kihblom, Former Chief Financial Officer(1)	207,959	—
Aharon Yehuda, Chief Financial Officer(1)	15,201	2,673
Mats Andersson, Chairman of the Board of Directors	32,595	10,241
David Leb, Director	21,730	—
Elias Jacobson, Director	21,730	6,828

____________

(1)      Andreas Kihblom ceased to serve as our Chief Financial Officer prior to Mr. Yehuda’s appointment in December 2020.

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

We amended our employment agreement with our Chief Executive officer, Ms. Inna Braverman, to provide that upon a change of control, as defined in the amended agreement, Ms. Braverman will be entitled to a cash bonus of $2.0 million.

For a description of the terms of our options and option plans, referred to under Swedish law as warrants, see “Management — Long-Term Incentive Plan” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our Company.

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the ADSs on Nasdaq, we will be required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under Swedish law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic registrants.

In accordance with Swedish law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market rules, with respect to the following requirements:

•        We do not intend to follow Nasdaq Rule 5605(d) regarding the requirement to have a standing compensation committee. Under Swedish law, no such committee is required for a company such as ours;

•        We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. The Swedish Companies Act provides alternative quorum requirements that are generally applicable to meetings of shareholders;

•        We do not intend to follow Nasdaq Rule 5605(b)(1), which requires that a majority of the board of directors must be comprised of independent directors as defined in Rule 5605(a)(2). Under the Swedish Companies Act, only one director must be independent, as defined therein;

•        We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion;

•        We do not intend to follow Nasdaq Rule 5605(e) regarding the composition of the nominating committee. Under Swedish law we are not required to have candidates for the election to our board of directors nominated by a majority of independent directors or by a committee of such directors;

•        We do not intend to follow Nasdaq Rule 5610 regarding the adoption of a code of conduct satisfying the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act, rather we will adopt a code of conduct which will comply with the requirements of such a code under Swedish law; and

•        We do not intend to follow Nasdaq Rule 5605(c)(2)(a) regarding composition of our Audit Committee or Nasdaq Rule 5605(c)(1) regarding the Audit Committee charter, and instead we will rely, to the extent permitted, on Swedish law,

Board Practices

Our board of directors is currently composed of four members. Under the rules and regulations of Nasdaq, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with us. Our board of directors has determined that, of our four directors, Mats Anderson, Elias Jacobson and David Leb are “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2) and as defined under the Swedish Code. The rulebook of the First North Growth Market requires at least one of the board members to be independent, as defined in the Swedish Code, of the Company, its management and its major shareholders. In addition, as a general rule, not more than half of the number of the members of the board of directors may serve as members of the Company’s executive management, and the entire management team may not serve on the board of directors. As such, the majority of our board members are considered to be independent under the corporate governance standards of Nasdaq and the Swedish Code (as applicable to a company whose shares are traded on the Nasdaq First North).

Our board of directors performs its duties in accordance with the rules of procedure of the board of directors. Pursuant to the Swedish Companies Act, our rules of procedure are reviewed and adopted by the board of directors annually. Our board of directors, including the chairman is elected by our shareholders at the annual general meeting and serve until the end of the next annual general meeting, with the possibility of re-election. In addition, our employees may, pursuant to statutory rules regarding the representation of employees on the board of directors, elect employee representatives to the board of directors. Currently the board of directors has no employee representatives.

Our board of directors intends to establish only an audit committee prior to the completion of this offering. We do not have nor do we intend to have a compensation committee, or a committee performing a similar function, in the near future. Our board of directors does not believe that such a committee is required at this time in light of size of our Company, including the limited number of officers and due to the ability of our directors to provide oversight on this matter. As a result, our board of directors, as a whole, makes decisions with respect to our policies regarding compensation of our directors and officers, except that our Chief Executive Officer does not vote on any matters relating to her compensation as Chief Executive Officer.

Under Nasdaq Listing Rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements and the committee composition requirements. Accordingly, a company listing in connection with its initial public offering shall be permitted to phase in its compliance with the committee composition requirements set forth in Nasdaq Listing Rule 5605(d)(2) and (e)(1)(B) as follows: (1) one member must satisfy the requirement at the time of listing; (2) a majority of members must satisfy the requirement within 90 days of listing; and (3) all members must satisfy the requirement within one year of listing. We intend to rely on the phase-in schedules set forth in the aforementioned Nasdaq Listing Rule with respect to the composition of our audit committee.

Committees of the Board of Directors

In connection with our listing on Nasdaq, our board of directors intends to establish an audit committee.

Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise. We intend to phase-in our compliance with this requirement in accordance with Nasdaq Listing Rule 5615(b)(1) and appoint the third member of our audit committee within one year from listing on Nasdaq.

The members of our audit committee are expected to include Mats Andersson and Elias Jacobson, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules.            serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that Elias Jacobson is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

As a foreign private issuer, our audit committee will be governed by a charter that complies with Swedish law in lieu of a charter that complies with Nasdaq Stock Market rules. Upon the completion of this offering, the audit committee has the responsibility to, among other things:

•        consider and make recommendations to the board of directors on our financial statements, review and discuss the financial statements and present its recommendations with respect to the financial statements to the board of directors prior to the approval of the financial statements by our board of directors;

•        oversee our independent auditor and engage and determine compensation or termination of engagement of our auditor;

•        determine and pre-approve the terms of certain audit and non-audit services provided by our auditor;

•        review and monitor, if applicable, legal matters with significant impact and findings of regulatory authorities’, receive reports regarding irregularities and legal compliance, act according to our “whistleblower policy” and make recommendations to our board of directors if so required, and oversee our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations; and

•        review and assess the independent auditor’s report, management letters and take notice of all comments of the independent auditor on accounting procedures and systems of control and review the independent auditor’s reports with management.

With respect to the responsibility to oversee our independent auditor, pursuant to the Swedish Companies Act, our audit committee must specifically review and monitor the auditor’s impartiality and independence, while paying particular attention to whether the auditor provides us with any non-audit services, which may be provided only if the auditor maintains its impartiality and independence while providing such services. In addition, the Swedish Companies Act requires that our audit committee assist in the preparation of proposals for the general meeting of the Company’s shareholders relating to the resolution on the election of the auditor.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we intend to adopt a Code of Business Conduct and Ethics applicable to our and our subsidiaries’ employees, independent contractors, executive officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

Long-Term Incentive Plan

We have established two warrant programs, as an incentive for our directors, employees and consultants: the 2020/2024:A Warrant Program, or Program A, and the 2020/2024:B Warrant Program, or Program B, both of which were approved by our shareholders in 2020. We refer to Program A and Program B as the Programs. Warrants are issued by the board in accordance with authorizations given to it by our shareholders, such that each issuance must be approved by our shareholders. Each warrant issued under the Programs entitles the holder to subscribe for our common shares at a specified exercise price during a specified subscription period and may only be exercised for a whole number of shares. In addition, by default, the warrants are issued with preemptive rights, provided, however, that upon obtaining shareholder approval for the issuance of warrants, the shareholders may elect to waive such rights for the term of the warrant. The material terms of the Programs are summarized below.

We may amend the Programs at any time with respect to changes which are required by legislation, court decisions, or decisions by public authorities, or, if in our opinion, any such actions are appropriate or necessary and do not adversely affect the rights of any warrant holder without the consent of the affected holder.

Program A

Under Program A, which is an incentive program for our employees, we are permitted to issue up to a maximum of 1,055,845 warrants to purchase up to an equal number of common shares. The warrants are represented by warrant certificates issued for a certain person. Warrant certificates are issued by us in connection with the issuance of the warrants as well as for exchanges and conversions of warrant certificates in connection with transfers and when otherwise required.

The warrant holders are entitled to subscribe for one new common share in the Company for each warrant, with the exercise price per share amounting to SEK 0.02. The exercise price must never be lower than the par value of the Company’s shares. Pursuant to the terms of Program A, warrant holders are entitled to an adjustment of the number of warrants issued and/or the applicable exercise price in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, the issuance of bonus shares, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company.

Program B

Under Program B, which is an incentive program for our directors, excluding Inna Braverman and David Leb, our Chief Executive Officer and a member of our board of directors, respectively, and certain consultants, we are permitted to issue up to a maximum of 527,922 warrants to purchase up to an equal number of common shares. The warrants are represented by warrant certificates issued for a certain person. Warrant certificates are issued by the company in connection with the issuance of the warrants as well as for exchanges and conversions of warrant certificates in connection with transfers and when otherwise required.

The warrant holders are entitled to subscribe for one new common share in the Company for each warrant, with the exercise price per share amounting to SEK 9.38. The exercise price must never be lower than the par value of the Company’s shares. Pursuant to the terms of Program B, warrant holders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment in certain cases include, among other things, new issuance of shares, an issuance of additional warrants or convertible debentures, the issuance of bonus shares, in each case, assuming that the preemptive rights for the issued warrants have not been waived, a consolidation or a share split or if the Company under other circumstances directs an offer to the shareholders, assuming that the preemptive rights associated with such warrants (pursuant to the principles set forth in Chapter 13, section 1 of the Swedish Companies Act) have not been waived, to purchase securities or rights of any kind from the Company.

Before we complete this offering we intend to seek shareholder approval to amend Program B to allow for the issuance of warrants to Inna Braverman and David Leb under this Program B.

Insurance and Indemnification

To the extent permitted by the Swedish Companies Act, our shareholders are empowered to discharge the members of the board of directors and the Chief Executive Officer from liability incurred as a result of actions taken in their capacities with the Company.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board of directors or Chief Executive Officer pursuant to the foregoing provision, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common shares as of June 15, 2021 by:

•        each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding common shares;

•        each of our directors and executive officers; and

•        all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to common shares. Common shares issuable under share options that are exercisable within 60 days after June 15, 2021 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 35,194,844 shares outstanding on June 15, 2021. The number of common shares deemed outstanding after this offering includes the common shares represented by the ADSs being offered for sale in this offering but assumes no exercise by the underwriters of the over-allotment option.

As of June 15, 2021, there was one holder of record of our common shares. The number of record holders is not representative of the number of beneficial holders of our common shares, as the shares of our shareholders who hold common shares that are traded on Nasdaq First North are recorded in the name of our Swedish share registrar, Euroclear Sweden AB. As of June 15, 2021, we had no record holders of our common shares in the United States.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Eco Wave Power Ltd., 52 Derech Menachem Begin St., Tel Aviv-Yafo, Israel 6713701.

	No. of Shares Beneficially Owned Prior to this Offering	Percentage Owned Before this Offering(1)	Percentage Owned After this Offering
Holders of more than 5% of our voting securities :
Pirveli Investments Ltd.(2)	1,951,000	5.5%	4.5%
David Leb	11,850,902	33.7%	27.4%
Inna Braverman	11,750,000	33.4%	27.2%
Directors and executive officers who are not 5% holders:
Aharon Yehuda	—	—	—
Mats Andersson	10,500	*	*
Elias Jacobson	30,000	*	*
Andreas Kihblom	—	—	—
All directors and executive officers as a group (6(3) persons)	23,641,402	67.2%	54.7%

____________

*        Less than 1%.

(1)      The percentages shown are based on 35,194,844 common shares issued and outstanding as of June 15, 2021.

(2)      Pirveli Investments Ltd. is a private Israeli company. Each of Josh (Ofer) Baazov, Craig Levett and David Oren have shared voting and investment control over the shares.

(3)      Andreas Kihblom is now the Chief Financial Officer of EWPG Holding AB only, whereas Aharon Yehuda is the Group CFO.

Changes in Percentage Ownership by Major Shareholders

In connection with our initial public offering on Nasdaq First North in 2019, our co-founders, Ms. Inna Braverman and Mr. David Leb each had their ownership stake in us diluted from 39% to 33%. In connection with our initial public offering on Nasdaq Firth North, Mr. Leb purchased additional shares in our Company. In addition, neither Mr. Andersson nor Mr. Jacobson were shareholders of ours prior to their purchase of common shares from us. None of our shareholders, including our largest shareholders, have voting rights that are different from those of the rest of our shareholders.

RELATED PARTY TRANSACTIONS

Employment Agreements and Bonuses

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, the amended employment agreement that we intend to enter into with our Chief Executive Officer provides that upon a change of control she will be entitled to a cash bonus. See “Management – Employment Agreements with Executive Officers.”

Members of our senior management may become eligible for bonuses each year. Our policy is to pay bonuses to such executive officers upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

D&O Insurance

Our executive officers and directors are subject to our directors and officers insurance policy.

Shareholder and Director Loans

Pursuant to a loan received in 2011, on May 13, 2019, EWP Israel entered into loan agreements with David Leb, a shareholder of the Company and a member of our board of directors, in the amounts of $200,000 (the First Shareholder Loan) and $800,000 (the Second Shareholder Loan).

According to the terms of the First Shareholder Loan, EWP Israel agreed to repay the borrowed amount through monthly payments of $666, commencing from January 2019. The First Shareholder Loan carries an annual interest rate of 4% per year, compounded annually and the principal amount and the interest thereon were scheduled to mature in January 2020. Pursuant to a side letter entered into in January 2021 by us and Mr. Leb, the term of the First Shareholder Loan has been extended for one additional year, such that the loan and interest will mature in January 2022.

According to the terms of the Second Shareholder Loan, EWP Israel agreed to repay the borrowed amount, interest-free, by the Maturity Date. In the event repayment is not made by the Maturity Date, the Second Shareholder Loan will begin to carry an interest rate of 4% per annum. We are currently accruing interest on the loan amount, as we have not yet decided whether to repay the loan, as per the terms of the loan agreement.

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

The following description of our share capital and provisions of Swedish law and articles of association are summaries and do not purport to be complete. When we refer to our articles of association in this prospectus, unless the context provides otherwise, we refer to our amended and restated articles of association adopted at an extraordinary general meeting of our shareholders on May 31, 2021.

General

Our authorized share capital is authorized to be no less than SEK 700,000 and no more than SEK 2,800,000, consisting of no less than 35,000,000 and no more than 140,000,000 common shares, par value SEK 0.02 per share, of which 35,194,844 shares were issued and outstanding as of June 15, 2021, as further detailed below. All of our outstanding common shares have been validly issued, fully paid and non-assessable. Our common shares are not redeemable and are not subject to any preemptive right, other than under the Swedish Companies Act as described below under “— Articles of Association — Preemptive Rights.”

Following our inception in 2019, we issued an aggregate of 576,785 (pre-Share Split) of our common shares in connection with the Acquisition (for no cash consideration). The Share Split was affected after the Acquisition and increased the number of outstanding common shares to 28,839,250. Following the Acquisition, in connection with our initial public offering on Nasdaq First North, we issued an aggregate of 6,355,594 of our common shares, at a price of SEK 19.00 ($2.00) per common share, for aggregate net proceeds of SEK 111.6 million ($11.9 million). Other than the shares we issued in connection with the Acquisition and in connection with the aforementioned foreign initial public offering, we have not issued any other common shares or securities convertible into our common shares.

Our registration number with the Swedish registrar of companies is 559202-9499.

Articles of Association

Object of the Company

Our object is set forth in Section 3 of our articles of association and is to, directly or indirectly, through wholly or partly owned subsidiaries, carry out research, development and sales of services and products for renewable electricity production or related activities.

Powers of the Directors

Pursuant to applicable Swedish law, our board of directors shall direct our policy and shall supervise the performance of our chief executive officer and his or her actions. Our board of directors may exercise all powers that are not required under the Swedish Companies Act or under our articles of association to be exercised or taken by our shareholders.

Number of Directors

Our articles of association provide that our board of directors shall consist of three to eight members. Our board of directors currently has four members, with no deputy members (i.e., alternate directors).

Rights Attached to Shares

All of the common shares have equal rights to our assets and earnings, and are entitled to one vote at any general meetings held by the Company. At any general meeting, every shareholder may vote to the full extent of his or her shares held or represented, without limitation. Each common share entitles the shareholder to the same preferential rights related to issues of shares, warrants and convertible bonds relative to the number of shares they own and have equal rights to dividends and any surplus capital upon liquidation. Shareholders’ rights can only be changed in accordance with the procedures set out in the Swedish Companies Act. Transfers of shares are not subject to any restrictions.

Preemptive Rights

Under the Swedish Companies Act, shareholders of any class of shares will generally have a preemptive right to subscribe for shares or warrants issued of any class in proportion to their shareholdings. Shareholders will have preferential rights to subscribe for new shares in proportion to the number of shares they own. If an offering is not fully subscribed for based on subscription rights, shares may be allocated to subscribers without subscription rights. The preemptive right to subscribe does not apply in respect of shares issued for consideration by payment in kind (i.e., for no cash consideration) or of shares issued pursuant to convertible debentures or warrants previously issued by the Company.

The preemptive right to subscribe for new shares may be set aside. A share issue with deviation from the shareholders’ preemptive rights may be resolved either by the shareholders at a general meeting, or by the board of directors if the board resolution is preceded by an authorization therefor from the general meeting (annual or extraordinary) only until the date of the next annual general meeting. A resolution to issue shares with deviation from the shareholders’ preemptive rights and a resolution to authorize the board of directors to do the same must be passed by two-thirds of both the votes cast and the shares represented at the general meeting resolving on the share issue or the authorization of the board of directors. After the board of directors has received such an authorization from the shareholders, they may decide to issue a total of no more than a number of shares which entails an increase in the share capital of a maximum of 20% based on the total share capital in the Company at the time of the general meeting. At an extraordinary general meeting held on May 31, 2021, our shareholders waived the preemptive right to subscribe for shares associated with the issuance of the ADSs in this offering, and at our annual general meeting held on June 23, 2021, our shareholders waived the preemptive right above the 20% maximum described in the foregoing sentence.

Voting at Shareholder Meetings

Under the Swedish Companies Act, shareholders entered into the shareholders’ register as of the record date are entitled to vote at a general meeting (in person or by appointing a proxyholder). In accordance with our articles of association, shareholders must give notice of their intention to attend the general meeting no later than the date specified in the notice. Pursuant to the Swedish Companies Act, shareholders who have their shares registered through a nominee and wish to exercise their voting rights at a general meeting must request to be temporary registered as a shareholder and entered into the shareholders’ register at the record date. See “Description of American Depositary Shares – American Depositary Shares – Voting Rights” for additional information.

Shareholder Meetings

The general meeting of shareholders is our highest decision-making body and serves as an opportunity for our shareholders to make decisions regarding our affairs. Pursuant to the Swedish Companies Act, shareholders who are registered in the share register held by Euroclear Sweden AB six banking days before the meeting and have notified us no later than the date specified in the notice described below have the right to participate at our general meetings, either in person or by a representative. Unless indicated otherwise in the articles of association, all shareholders have the same participation and voting rights at general meetings. At the annual general meeting, inter alia, members of the board of directors are elected and a vote is held on whether each individual board member and the chief executive officer will be discharged from any potential liabilities for the previous fiscal year. Auditors are elected as well. Decisions are made concerning adoption of the Swedish statutory annual report, allocation of earnings, fees for the board of directors and the auditors, guidelines for executive remuneration and other essential matters that require a decision by the meeting. Most decisions require a simple majority but the Swedish Companies Act dictates other thresholds in certain instances. See “— Differences in Corporate Law — Shareholder Vote on Certain Transactions.”

Pursuant to the Swedish Companies Act, shareholders have the right to ask questions to our board of directors and managers at general meetings which pertain to the business of the Company and also have an issue brought forward at the general meeting. In order for us to include the issue in the notice of the annual general meeting, a request of issue discussion must be received by us normally seven weeks before the meeting. Any request for the discussion of an issue at the annual general meeting shall be made to the board of directors and any request within the nomination committee’s competence shall be made to the nomination committee. The board shall convene an extraordinary general meeting if shareholders who together represent at least 10% of all shares in the Company so demand in writing to discuss or resolve on a specific issue.

The procedures for the calling of general meetings are described below in “Comparison of Swedish Law and Delaware Law — Annual General Meeting” and “Comparison of Swedish Law and Delaware Law — Special Meeting.”

Notices

The Swedish Companies Act requirements for notice are described below in “Comparison of Swedish Law and Delaware Law — Notices.” Subject to our articles of association, we must publish the full notice of a general meeting by way of press release, on our website and in the Swedish Official Gazette, and must also publish in the Svenska Dagbladet, a daily Swedish newspaper, that such notice has been published. The notice of the annual general meeting will be published six to four weeks before the meeting. The notice must include an agenda listing each item that shall be voted upon at the meeting. The notice of any extraordinary general meetings will be published six to three weeks before the meeting.

Record Date

Under the Swedish Companies Act, in order for a shareholder to participate in a shareholders’ meeting, the shareholder must have its shares registered in its own name in the share register on the sixth banking day, as described above prior to the date of the general meeting. In accordance with section 8 of our articles of association, shareholders must give notice of their intention to attend the shareholders’ meeting no later than the date specified in the notice.

Amendments to the Articles of Associations

Under the Swedish Companies Act, an amendment of our articles of association requires a resolution passed at a shareholders’ meeting. The number of votes required for a valid resolution depends on the type of amendment, however, any amendment must be approved by not less than two-thirds of the votes cast and represented at the meeting. The board of directors is not allowed to make amendments to the articles of association absent shareholder approval.

Provisions Restricting Change in Control of Our Company

Neither our articles of association nor the Swedish Companies Act contains any restrictions on change of control.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Each ADS will represent 8 common shares (or a right to receive 8 common shares) deposited with Skandinaviska Enskilda Banken AB, as custodian for the depositary in Sweden. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Swedish corporate law governs shareholder rights. Swedish law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depository will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders, or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the State of Sweden and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares.    However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	Any cash distribution to ADS holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.
$.05 (or less) per ADS per calendar year.	Depositary services.
Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary.	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•        60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•        we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•        we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

•        the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•        we appear to be insolvent or enter insolvency proceedings;

•        all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•        there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•        there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•        are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•        are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•        are not liable if we or it exercises discretion permitted under the deposit agreement;

•        are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•        have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•        may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•        are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•        the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•        payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•        satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•        compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•        when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our shares;

•        when you owe money to pay fees, taxes and similar charges; or

•        when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, or DRS, and Profile Modification System, or Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Our common shares are admitted to trading and official listing on Nasdaq First North. However, prior to this offering, there has been no public market for our common shares or ADSs on any U.S. national securities exchange. As described below, a significant number of currently outstanding common shares will not be available for sale shortly after this offering due to contractual restrictions on transfers of common shares and ADSs. However, sales of substantial amounts of our ADSs or common shares following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our the ADSs or our common shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on the number of common shares outstanding as of June 15, 2021, and assuming that the underwriters do not exercise its over-allotment option with respect to this offering, we will have an aggregate of 41,740,292 common shares (including those represented by the ADSs) outstanding upon completion of this offering. All of our outstanding common shares are freely tradable on Nasdaq First North. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining common shares will be held by our existing shareholders. Because substantially all of these shares were sold outside the United States to persons residing outside the United States at the time, they also will be freely tradable without restriction or further registration, except that shares held by affiliates must be sold under Rule 144 or another available exemption, and except for the lock-up restrictions described below.

Lock-up Agreements

We, all of our directors and executive officers and certain shareholders are expected to sign lock-up agreements pursuant to which, subject to certain exceptions, we and they have agreed not to sell or otherwise dispose of common shares, ADSs or any securities convertible into or exchangeable for common shares or ADSs for a period of at least 90 days after the date of the pricing of our initial public offering in the United States without the prior written consent of the underwriters, which may, in its sole discretion, at any time without prior notice, release all or any portion of the common shares from the restrictions in any such agreement.

Rule 144

In general, under Rule 144, any person who is not our affiliate (and has not been an affiliate of ours for the last three months) and has held their common shares in our Company for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell their common shares (or common shares represented by ADSs) without restriction as long as we continue to file required public information with the SEC. In addition, under Rule 144, any person who is not an affiliate of ours (and has not been an affiliate of ours for the last three months) and has held their common shares in our Company for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of common shares (or common shares represented by ADSs) immediately upon the closing of this offering without regard to whether current public information about us is available.

A person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

•        one percent of the number of common shares, represented by ADSs or otherwise, then outstanding; or

•        the average weekly trading volume of our common shares, represented by ADSs or otherwise, on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

If an affiliate acquires “restricted securities,” those securities will also be subject to holding period requirements.

With the exception of our common shares that are subject to lock-up agreements, substantially all of our outstanding common shares are expected to be either unrestricted or to be eligible for sale under Rule 144. We cannot estimate the number of our common shares that our existing shareholders who are eligible to sell our shares under Rule 144 will elect to sell.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our common shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

In general, Rule 701 under the Securities Act, provides that each of our employees, consultants or advisors who received our common shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Form S-8 Registration Statement

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register up the common shares issued or reserved for issuance under our long-term incentive plan. The registration statement on Form S-8 will become effective automatically upon filing. Common shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting and lock-up provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to a lock-up, in which case, immediately after the term of the lock-up expires.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL SHARE TRANSFER RESTRICTION MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF THE ADSS INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

COMPARISON OF SWEDISH LAW AND DELAWARE LAW

The applicable provisions of the Swedish Companies Act differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swedish Companies Act and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Please note that certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. We are not subject to Delaware law but are presenting this description for comparative purposes. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Swedish law.

Number of Directors

Sweden.    Under the Swedish Companies Act, a public company shall have a board of directors consisting of at least three directors. More than half of the directors shall be resident within the European Economic Area (unless otherwise approved by the Swedish Companies Registration Office). The actual number of board members shall be determined by a shareholders’ meeting, within the limits set out in the company’s articles of association.

Delaware.    Under the Delaware General Corporation Law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The Delaware General Corporation Law does not address director independence, though Delaware courts have provided general guidance as to determining independence, including that the determination must be both an objective and a subjective assessment.

Removal of Directors

Sweden.    Under the Swedish Companies Act, directors appointed at a general meeting may be removed by a resolution adopted at a general meeting, upon the affirmative vote of a simple majority of the votes cast.

Delaware.    Unless there is cumulative voting or there is a classified board, generally a director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Vacancies on the Board of Directors

Sweden.    Under the Swedish Companies Act, if a director’s tenure should terminate prematurely, the election of a new director may be deferred until the time of the next annual general meeting, provided there are enough remaining directors to constitute a quorum.

Delaware.    Under the Delaware General Corporation Law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.

Annual General Meeting

Sweden.    Under the Swedish Companies Act, within six months of the end of each fiscal year, the shareholders shall hold an annual general meeting at which the board of directors shall present the annual report and auditor’s report and, for a parent company which is obliged to prepare group accounts, the group accounts and the auditor’s report for the group. Shareholder meetings shall be held in the city stated in the articles of association. The minutes of a shareholders’ meeting must be made available on the company’s website no later than two weeks after the meeting.

Delaware.    Under the Delaware General Corporation Law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws. If a company fails to hold an annual meeting or fails to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date was designated, 13 months after either the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, whichever is later, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. The Delaware General Corporation Law does not require minutes of stockholders’ meetings to be made public.

Special Meeting

Sweden.    Under the Swedish Companies Act, the board of directors shall convene an extraordinary general meeting if a shareholder minority representing at least ten per cent of the company’s shares or the auditor of the company so demands, and the board of directors may convene an extraordinary general meeting whenever it believes reason exists to hold an extraordinary general meeting prior to the next annual general meeting.

Delaware.    Under the Delaware General Corporation Law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notices

Sweden.    Under the Swedish Companies Act, a shareholders’ meeting must be preceded by a notice. The notice of the annual general meeting of shareholders must be issued no sooner than six weeks and no later than four weeks before the date of an annual general meeting. In general, notice of other extraordinary general meetings must be issued no sooner than six weeks and no later than three weeks before the meeting. Publicly listed companies must always notify shareholders of a general meeting by advertisement in a Swedish newspaper, the Swedish Official Gazette, by press release, and on the company’s website.

Delaware.    Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Preemptive Rights

Sweden.    Under the Swedish Companies Act, shareholders of any class of shares have a preemptive right (Sw. företrädesrätt) to subscribe for shares issued of any class in proportion to their shareholdings. The preemptive right to subscribe does not apply in respect of shares issued for consideration other than cash or of shares issued pursuant to convertible debentures or warrants previously granted by the company. The preemptive right to subscribe for new shares may also be set aside by a resolution passed by two thirds of the votes cast and shares represented at the shareholders’ meeting resolving upon the issue. At an extraordinary general meeting held on May 31, 2021, our shareholders waived the preemptive right to subscribe for shares associated with the issuance of the ADSs in this offering up to an increase of a maximum of 20% based on our total share capital at the time of the meeting, and at our annual general meeting held on June 23, 2021, our shareholders waived the preemptive right above the 20% maximum described in the foregoing sentence.

Delaware.    Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

Shareholder Vote on Certain Transactions

Sweden.    In matters which do not relate to elections and are not otherwise governed by the Swedish Companies Act or the articles of association, resolutions shall be adopted at the general meeting by a simple majority of the votes cast. In the event of a tied vote, the chairman shall have the deciding vote. For matters concerning securities of the company, such as new share issuances, and other transactions such as private placements, mergers and a change from a public to a private company (or vice-versa), the articles of association may only prescribe thresholds which are higher than those provided in the Swedish Companies Act.

Unless otherwise prescribed in the articles of association, the person who receives the most votes in an election shall be deemed elected. In general, a resolution involving the alteration of the articles of association shall be valid only when supported by shareholders holding not less than two-thirds of both the votes cast and the shares represented at the general meeting. The Swedish Companies Act lays out numerous exceptions for which a higher threshold applies, including restrictions on certain rights of shareholders, limits on the number of shares shareholders may vote at the general meeting, directed share issues to directors, employees and other closely related parties and changes in the legal relationship between shares.

Delaware.    Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires: (i) the approval of the board of directors; and (ii) approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter. For other matters, under Delaware law, unless provided otherwise in the certificate of incorporation, generally resolutions shall be adopted at the general meeting by a simple majority of the votes cast at such meeting.

Unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of votes of the shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible. In addition, a Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our common shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Swedish, or other taxing jurisdiction.

SWEDISH TAX CONSIDERATIONS

The following is a summary of certain material Swedish tax issues for holders of common shares that are not resident in Sweden for tax purposes. The summary is based on current legislation and is intended to provide general information only. The summary does not cover, inter alia, the special rules regarding tax-free dividends that may be applicable when investors hold common shares or common shares underlying ADSs, that are deemed to be held for business purposes (for tax purposes), foreign companies conducting business through a permanent establishment in Sweden, or foreign companies that have been Swedish companies. Each person considering an investment in common shares is advised to consult an independent tax advisor as to the tax consequences that could arise from the acquisition, ownership and disposition of the common shares.

Taxation of Dividends

For holders not resident in Sweden for tax purposes that receive dividends on common shares of a Swedish limited liability company, Swedish withholding tax is normally withheld. The same withholding tax applies to certain other payments made by a Swedish limited liability company, such as payments as a result of redemption of shares and repurchase of shares through an offer directed to all shareholders or all holders of a certain class. The withholding tax rate is 30%. The tax rate is, however, generally reduced under an applicable tax treaty. For example, under the U.S.-Sweden Tax Treaty the tax rate on dividends paid to U.S. holders entitled to the benefits of the U.S.-Sweden Tax Treaty should not exceed 15%. In Sweden, withholding tax deductions are normally carried out by Euroclear Sweden AB or, in respect of nominee-registered shares, by the nominee. The tax treaties Sweden has entered into generally enable the withholding tax deduction to be made in accordance with the tax rate stipulated in the treaty, provided that Euroclear Sweden AB or the nominee, as applicable, has received the required information concerning the tax residency of the investor entitled to the dividend (this applies also under the U.S. — Sweden tax treaty). Furthermore, investors entitled to reduced tax rates under applicable tax treaties may claim a refund from the Swedish tax authorities within five calendar years following the year the dividend was distributed if the full withholding tax rate at 30% has been withheld.

Taxation of Capital Gains

Holders not resident in Sweden for tax purposes are normally not liable for capital gains taxation in Sweden upon disposals of common shares. Exceptions can apply for holders that are private individuals and have been tax resident in Sweden during the calendar year of disposal of common shares or the ten calendar years preceding the year of disposal. Holders of common shares may, however, be subject to taxation in their state of residence.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR SWEDISH TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE ADSS, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

U.S. FEDERAL INCOME TAX CONSEQUENCES

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES AND AMERICAN DEPOSITARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ADSs or common shares. For this purpose, a “U.S. Holder” is a holder of common shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ADSs or common shares. This summary generally considers only U.S. Holders that will own our ADSs or common shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), and the U.S./Swedish Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our common shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our common shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our common shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a U.S. Holder having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, common shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold common shares or ADSs through a partnership or other pass-through entity are not addressed.

In general, for U.S. federal income tax purposes, U.S. Holders of our ADSs will be treated as owning the underlying common shares represented by those ADSs. Accordingly, exchanges of common shares for ADSs, and ADSs for common shares will not be subject to U.S. federal income tax.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our common shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Common Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on common shares or ADSs (including the amount of any Swedish tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the common shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Swedish/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our common shares or ADSs are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our common shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our common shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our common shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Swedish taxes withheld therefrom. Cash distributions paid by us in SEK will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such SEK for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the SEK into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such SEK arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Taxation of the Disposition of Common Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our common shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the common shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of common shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

•        75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

•        At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We do not expect that we will be treated as a PFIC for the current taxable year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our common shares or ADSs. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our common shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the common shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our common shares or ADSs.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our common shares or ADSS which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the common shares or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the common shares or ADSs and the U.S. Holder’s adjusted tax basis in the common shares or ADSs. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our common shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

Subject to certain adjustments under the PFIC rules, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our common shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Common shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our common shares or ADSs.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our common shares or gain from the disposition of our common shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our common shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met. Any dividend income or gain described in clause (1) above will be subject to U.S. federal income tax on a net income tax basis in the same manner as a U.S. Holder and, with respect to corporate holders, a branch profits tax imposed at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) may also apply to its effectively connected earnings and profits (subject to adjustments). Any dividend income or gain described in clause (2) above that is not effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the U.S. generally will be subject to 30% withholding tax (or such lower rate as may be specified by an applicable income tax treaty) net of certain U.S. source capital losses.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our common shares or ADSs if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of common shares or ADSs. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

UNDERWRITING

We have entered into an underwriting agreement dated July 1, 2021 with A.G.P./Alliance Global Partners, or A.G.P., as representative of the several underwriters named therein, with respect to the securities being offered hereby.

Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters have agreed, severally and not jointly, to purchase from us, the respective number of the ADSs set forth opposite its name below:

Underwriter	Number of Shares
A.G.P./Alliance Global Partners	1,000,000

Total	1,000,000

Underwriting Discounts, Commissions and Expenses

We have agreed to sell the ADSs to the underwriters at the offering price of $7.44 per ADS, which represents the offering price of such ADSs set forth on the cover page of this prospectus, less the applicable underwriting discount.

The underwriters have advised us that they propose to offer the ADSs at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.28 per ADS. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $0.28 per ADS to certain brokers and dealers. After this offering, the public offering price, the concession and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ADSs are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

We have also agreed to reimburse the Representative for out of pocket expenses not to exceed $100,000 consisting of documented fees and disbursements of the Representative counsel and additional accountable, out-of-pocket expenses of $50,000, which are solely in connection with marketing of this offering and agreed in writing by us and the Representative prior to incurrence of such expenses. We estimate that expenses payable by us in connection with this offering, including reimbursement of the underwriter’s out-of-pocket expenses, but excluding the underwriting discount referred to above, will be approximately $706,700. In accordance with Financial Industry Regulatory Authority, or FINRA, Rule 5110, these expenses are deemed underwriting compensation for this offering.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional ADSs we have granted to the underwriters):

	Per ADS	Total Without Over-Allotment	Total With Over-Allotment
Public offering price	$8.00	$8,000,000	$9,200,000
Underwriting discounts and commissions	$0.56	$560,000	$644,000
Proceeds, before expenses, to us	$7.44	$7,440,000	$8,556,000

Over-allotment Option

Pursuant to the underwriting agreement, we have granted the underwriters an option, exercisable for up to 30 days from the date of this prospectus, to purchase up to 150,000 additional ADSs at the public offering price set forth on the cover page hereto, less the underwriting discounts and commissions. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional ADSs are purchased pursuant to the over-allotment option, the underwriters will offer these ADSs on the same terms as those on which the other shares are being offered.

Representative Warrants

Upon closing of this offering, we will issue to A.G.P. a compensation warrant entitling A.G.P. or its designees to purchase up to 50,000 ADSs (or 57,500 ADSs if the underwriters exercise in full their option to purchase additional ADSs) (equal to 5.0% of the aggregate number of ADSs sold in this offering) at $10.00 per ADS (equal to 125% of the public offering price per ADS), subject to any reductions necessary to comply with the rules and regulations of FINRA. This warrant will be exercisable at any time and from time to time, in whole or in part, during the two-year period commencing one year from the effective date of the registration statement of which this prospectus forms a part, but may not be transferred at any time prior to the date which is 180 days beginning on the date of the commencement of sales of securities in connection with this offering in compliance with FINRA Rule 5110(e)(1)(A). The Representative Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e). A.G.P. (or its respective permitted assignees under FINRA Rule 5110(e)(2)(B)) will not sell, transfer, assign, pledge, or hypothecate the Representative Warrants or the securities underlying such warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such warrants or the underlying securities for a period of 180 days following the date of commencement of sales pursuant to the offering.

The issuance of the Representative Warrants and the shares underlying such warrants are registered on the registration statement of which this prospectus is a part.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Lock-up Agreements

In connection with this offering, we, along with our directors and certain of our executive officers have agreed with the underwriters that for a 90 day “lock-up” period, commencing from the closing of this offering, subject to specified exceptions, we and they will not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative. The Representative may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

Determination of Offering Price

Prior to this offering, while our common shares have been traded on the Nasdaq First North since 2019, no public market currently exists on a U.S. national securities exchange for our common shares or ADSs. The initial public offering price of the ADSs offered by this prospectus was determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the ADSs were:

•        the information set forth in this prospectus and otherwise available to the Representative;

•        our history and our prospects;

•        the industry in which we operate;

•        our past and present operating results;

•        the previous experience of our executive officers;

•        the recent market prices of, and demand for, publicly traded common stock of generally comparable companies;

•        the closing price of the common shares on Nasdaq First North at the time of the initial public offering in the United States; and

•        the general condition of the securities markets at the time of this offering.

The initial public offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the ADSs. The initial public offering price is determined by market conditions and other factors, and we cannot assure you that the ADSs can be resold at or above the initial public offering price.

In addition, the initial public offering price for the ADSs in this offering may not be indicative of prices that will prevail in the trading market for our common shares on Nasdaq First North.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in over-allotment transactions, syndicate-covering transactions, stabilizing transactions, penalty bids and purchases to cover positions created by short sales.

•        Stabilizing transactions permit bids to purchase shares, so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

•        Over-allotment transactions involve sales by the underwriters of ADSs in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position, which may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing ADSs in the open market.

•        Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through exercise of the over-allotment option. If the underwriters sell more ADSs than could be covered by exercise of the over-allotment option, and, therefore, has a naked short position, the position can be closed out only by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ADSs originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs in the open market may be higher than it would otherwise be in the absence of these transactions.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares and ADSs. However, stabilization may not necessarily occur.

Passive Market Making

In connection with this offering, the underwriters and any selling group members may engage in passive market making transactions in the ADSs on the Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of ADSs and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Other

From time to time, the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for its own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, the underwriters have not provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus, and we do not expect to retain the underwriters to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the securities or possession or distribution of this prospectus or any other offering or publicity material relating to the securities in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, the underwriters have undertaken that they will not, directly or indirectly, offer or sell any securities or have in their possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of their knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of securities by they will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each, a “Relevant Member State,” an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•        to legal entities which are qualified investors as defined under the Prospectus Directive;

•        by the underwriters to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Representative for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the ADSs shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (1) the expression an “offer of common shares to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, (2) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in each Relevant Member State and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. This document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents relating to Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the securities offered hereby is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$1,200
Nasdaq listing fee	$50,000
FINRA filing fee	$3,500
Transfer agent fees and expenses	$22,000
Printer fees and expenses	$24,000
Legal fees and expenses	$275,000
Accounting fees and expenses	$175,000
Miscellaneous	$156,000
Total	$706,700

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the securities offered by this prospectus will be passed upon for us by Setterwalls Advokatbyrå AB, Sweden. Certain legal matters related to the offering will be passed upon for the underwriters by Haynes and Boone, LLP, New York, New York, with respect to U.S. federal law.

EXPERTS

The financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this Prospectus have been so included in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Enforceability of civil liabilities

We are incorporated and currently existing under the laws of Sweden. In addition, certain of our directors and officers reside outside of the United States and substantially all of the assets of our subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S securities laws or other laws. In addition, uncertainty exists as to whether the courts of Sweden would:

•        recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in Sweden against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The United States and Sweden currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Sweden. In order to obtain a judgment which is enforceable in Sweden, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in Sweden. Such party may submit to the Swedish court the final judgment rendered by the U.S. court. This court will have discretion to attach such weight to the judgment rendered by the relevant U.S. court depending on the circumstances. Circumstances that may be relevant to the Swedish court in deciding to give conclusive effect to a final and enforceable judgment of such court in respect of the contractual obligations thereunder without re-examination or re-litigation of the substantive matters adjudicated upon include whether: (i) the court involved accepted jurisdiction on the basis of internationally recognized grounds to accept jurisdiction, (ii) the proceedings before such court are in compliance with principles of proper procedure, (iii) such judgment is not contrary to the public policy of Sweden and (iv) such judgment is not incompatible with a judgment given between the same parties by a Swedish court or with a prior judgment given between the same parties by a foreign court in a dispute concerning the same subject matter and based on the same cause of action, provided such prior judgment is fulfils the conditions necessary for it to be given binding effect in Sweden. Swedish courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Swedish court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

Swedish civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Swedish law.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in Sweden judgments in civil and commercial matters obtained from U.S. federal or state courts. However, no assurance can be given that those judgments will be enforceable. In addition, it is doubtful whether a Swedish court would accept jurisdiction and impose civil liability in an original action commenced in Sweden and predicated solely upon U.S. federal securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of the ADSs. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We maintain a corporate website at https://www.ecowavepower.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

Consolidated financial statements

As of December 31, 2020

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ)) and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of loss, statements of comprehensive loss, statements of changes in equity and statements of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel Aviv, Israel
April 22, 2021
We have served as the Company’s auditor since 2020.

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2020	2019
		in USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		10,734	11,702
Restricted short-term bank deposits	5	68	110
Other receivables and prepaid expenses	13a	217	221
TOTAL CURRENT ASSETS		11,019	12,033

NON-CURRENT ASSETS:
Property and equipment, net	6	1,472	1,255
Right-of-use assets, net	7	208	288
TOTAL NON-CURRENT ASSETS		1,680	1,543
TOTAL ASSETS		12,699	13,576

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term loans	8	—	21
Accounts payable and accruals:
Trade	13b	43	519
Other	13b	446	261
Current maturities of lease liabilities	7	96	86
TOTAL CURRENT LIABILITIES		585	887

NON-CURRENT LIABILITIES:
Long-term loans from related party, net of current maturities	8	1,062	1,003
Other long-term loan	9	134	116
Lease liabilities, net of current maturities	7	123	202
TOTAL NON-CURRENT LIABILITIES		1,319	1,321

COMMITMENTS	14

TOTAL LIABILITIES		1,904	2,208

EQUITY:	10
Common shares		76	76
Share premium		15,179	15,179
Foreign currency translation reserve		1,576	179
Accumulated deficit		(6,036)	(4,077)
Capital and reserves attributable to parent company shareholders		10,795	11,357
Non-controlling interest		—	11
TOTAL EQUITY		10,795	11,368
TOTAL LIABILITIES AND EQUITY		12,699	13,576

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

CONSOLIDATED STATEMENTS OF LOSS

		Year ended December 31
	Note	2020	2019
		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	13c	(366)	(184)
SALES AND MARKETING EXPENSES	13d	(348)	(392)
GENERAL AND ADMINISTRATIVE EXPENSES	13e	(1,104)	(1,370)
OPERATING LOSS		(1,818)	(1,946)
FINANCIAL EXPENSES	13f	(151)	(83)
LOSS BEFORE INCOME TAX		(1,969)	(2,029)
INCOME TAX EXPENSE		(1)	—
NET LOSS		(1,970)	(2,029)

ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS		(1,959)	(1,995)
NON-CONTROLLING INTERESTS		(11)	(34)
		(1,970)	(2,029)
	in USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.06)	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS

PER COMMON SHARE	35,194,844	31,609,746

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2020	2019
	in USD thousands
LOSS FOR THE YEAR	(1,970)	(2,029)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	(54)	(8)

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	1,451	82
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(573)	(1,955)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR IS ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	(562)	(1,921)
NON-CONTROLLING INTERESTS	(11)	(34)
	(573)	(1,955)

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Number of common shares*	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for Company’s shareholders	Non- controlling interest	Total
	in USD thousands
BALANCE AT JANUARY 1, 2019	—	—	2,378	105	(2,082)	401	45	446
CHANGES IN 2019:
Issuance of shares	—	—	928	—	—	928	—	928
Issuance of shares for the acquisition of Eco Wave Power Ltd.	28,839,250	—	—	—	—	—	—	—
Issuance of share capital in a public offering	6,355,594	76	11,873	—	—	11,949	—	11,949
Loss for the year	—	—	—	—	(1,995)	(1,995)	(34)	(2,029)
Other comprehensive loss	—	—	—	74	—	74	—	74
Total comprehensive income for the year	—	—	—	74	(1,995)	(1,921)	(34)	(1,955)
BALANCE AT DECEMBER 31, 2019	35,194,844	76	15,179	179	(4,077)	11,357	11	11,368
CHANGES IN 2020:
Loss for the year					(1,959)	(1,959)	(11)	(1,970)
Other comprehensive loss				1,397		1,397		1,397
Total comprehensive income for the year				1,397	(1,959)	(562)	(11)	(573)
BALANCE AT DECEMBER 31, 2020	35,194,844	76	15,179	1,576	(6,036)	10,795	—	10,795

____________

*        Number of common shares is presented on a post-split basis.

The accompanying notes are an integral part of the consolidated financial statements.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2020	2019
	in USD thousands
CASH FLOWS – OPERATING ACTIVITIES:
Net loss	(1,970)	(2,029)
Adjustments for:
Depreciation and amortization	123	38
Interest	54	28
Non-cash marketing expenses	—	96
Changes in operating assets and liabilities
Decrease (increase) in prepaid expenses and other receivables	28	(100)
Increase (decrease) in accounts payable and accruals	(342)	782
Net cash used in operating activities	(2,107)	(1,185)

CASH FLOWS – INVESTING ACTIVITIES:
Investments in short-term deposits	48	(82)
Purchase of property and equipment	(177)	(154)
Net cash used in investing activities	(129)	(236)

CASH FLOWS – FINANCING ACTIVITIES:
Issuance of share capital, net of issuance cost	—	12,877
Proceeds of long-term loan	—	17
Principal elements of lease payments	(96)	(16)
Net cash (used in) provided by financing activities	(96)	12,878

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,332)	11,457
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	11,702	258
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	1,364	(13)
CASH AND CASH EQUIVALENTS – END OF YEAR	10,734	11,702

Non-cash Investing activities and financing
Acquisition of right-of-use asset through lease liability (see Note 7)	—	304

The accompanying notes are an integral part of the consolidated financial statements

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — GENERAL INFORMATION:

a.      General

Group

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ)) (“the Company” or “the Parent Company” or together with its subsidiaries “the Group”) is a Swedish public limited company formed on March 27, 2019 and registered at the Swedish Companies Registration Office on April 17, 2019. The Company’s common shares are traded on Nasdaq First North Stockholm. The Company’s corporate identity number is 559202-9499 and its address is Strandvägen 7A, 114 56 Stockholm, Sweden. Unless expressly indicated otherwise, all amounts are shown in thousands of U.S. dollars (“USD”).

The Company acquired Eco Wave Power Ltd. on June 10, 2019 through a non-cash issuance of common shares and then became the Parent Company of the newly-formed Group. The Company had no assets or operations at the time of the acquisition. The purpose of the acquisition was to incorporate the business in accordance with Swedish law before an initial public offering on Nasdaq First North Stockholm.

The former shareholders of Eco Wave Power Ltd. became the shareholders in the Company and the substance of the transaction is a capital reorganization and does not represent a business combination as none of the combining parties can be identified as the acquirer according to International Financial Reporting Standards (“IFRS”) 3. The comparative figures for the period prior to the formation of the Parent Company and the Group are the figures for the Group of which Eco Wave Power Ltd. is the parent company. Apart from this event, no shares or businesses were acquired in 2020 or 2019.

Subsidiaries

The Parent Company is the parent company to its wholly-owned subsidiary Eco Wave Power Ltd. Eco Wave Power Ltd. is the parent company of the remaining wholly- and partly-owned subsidiaries:

Name	Main business	Country of registration and incorporation	Year of incorporation	Ownership interest held by the Group on December 31, 2020	Ownership interest held by non- controlling interest on December 31, 2020
Eco Wave Power Ltd. (reg. no. 514593722)	Wave power	Israel	2011	100%	—
Eco Wave Power Australia PTY Ltd. (org. no.632805353)	Wave power	Australia	2019	100%	—
Eco Wave Power Gibraltar Ltd. (org. no.113264)	Wave power	Gibraltar	2015	100%	—
Eco Wave Power Mexico (org. no. 507055)	Wave power	Mexico	2014	60%	40%
Eco Wave Manzanillo I (org. no. 562840)	Wave power	Mexico	2016	99.998 % owned by Eco Wave Power Mexico	0.002%
Suzhou Eco Wave Power Technology Co. Ltd. (org. no. 913205810942967451)	Wave power	China	2014	90%	10%
EW Portugal – Wave Energy Solutions, Unipessoal Ida (Org. no. 516138626) – see Note 14c.	Wave power	Portugal	2020	100%	—

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — GENERAL INFORMATION: (cont.)

Joint venture

Name	Main business	Country of registration and incorporation	Year of incorporation	Proportion of the shares on December 31, 2020
EWP EDF One Ltd. (reg. no. 516065943)	Wave power	Israel	2019	50%

The remaining part of EWP EDF One Ltd. is owned by EDF Renewables in Israel. The aim is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the expansion project at Jaffa Port and to evaluate further possible collaborations in wave power. At December 31, 2020, EWP EDF One Ltd. has carried out no operations and holds no assets.

b.      Update on Covid-19 implications

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic, which continues to spread throughout the locations where the Group operates and generates its revenue. The COVID-19 pandemic has resulted in government authorities throughout the world implementing significant measures to limit the spread of COVID-19, including shelter-in-place and lockdown orders, travel restrictions, quarantines and business limitations. The length of disruptions varies by country, and there is uncertainty around the duration and the effect on the Group long-term. The COVID-19 pandemic has resulted in evolving market and economic conditions on a global scale that have impacted and are expected to continue to impact the Group’s ability to carry out operations as usual in Israel, Gibraltar, Portugal and other locations. As a result of restrictions, the Group experienced certain delays in projects’ execution. In response to COVID-19, the Group took measures to monitor the financial position of the Group such as reducing of its operating expenses, and temporary decrease of senior staff salaries.

c.      Approval of consolidated financial statements

The consolidated financial statements of the Group for the year ended December 31, 2020 were approved by the Board of Directors (the “Board”) on April 22, 2021, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:

a.      Basis of presentation

The Group’s consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies described below have been applied on a consistent basis, unless noted otherwise.

The consolidated financial statements have been prepared on the basis of historical cost.

The Group classifies its expenses on the statement of loss based on the functions of such expenses.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4. Actual results may differ materially from estimates and assumptions used by the Company management.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

b.      Principles of consolidation

Consolidated entities are all entities over which the Parent Company has control. The Parent Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity to direct the activities of the entity. Consolidated entities are fully consolidated from the date on which control of such entities is transferred to the Parent Company.

Inter-company transactions and balances between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of loss, statement of comprehensive loss, statement of changes in equity and financial position respectively.

c.      Functional and presentation currency

Swedish kronor (SEK) is the Parent Company’s functional currency. The Group’s presentation currency as used in the consolidated financial statements is the USD.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss.

Presentation currency — Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities for each financial position presented are translated at the closing rate at the date of that financial position. Income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognized in other comprehensive income. When a foreign entity is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Presentation currency — Parent Company

The results and financial position from the Parent Company’s functional currency are translated into the presentation currency using the following procedures: assets and liabilities for each financial position presented are translated at the closing rate at the date of that financial position. Income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognized in other comprehensive income. Such exchange differences arising on translation to the presentation currency will not be reclassified to profit or loss.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

d.      Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents. The fair value of cash equivalents and short-term bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

e.      Restricted short-term bank deposits

Restricted short term bank deposits are short-term bank deposits that are restricted as to withdrawal or use. These deposits are subject to regulatory restrictions and are therefore not available for general use by the Group. The fair value of restricted short-term bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

f.       Property and equipment

Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Assets are depreciated by the straight-line method over the estimated useful lives of the assets, provided that Group management believes the residual values of the assets to be negligible, as follows:

%
Machinery and equipment	10
Office equipment	33
Land	—

The assets’ residual values, methods of depreciation and useful lives are reviewed and adjusted, if appropriate, at each financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

g.      Financial assets and financial liabilities

All financial assets and liabilities are initially recognized at fair value and, in the case of loan liabilities, net of directly attributable transaction costs. The Group’s financial liabilities include non-current interest-bearing liabilities, leasing liabilities, trade payables and other current liabilities. The Group’s financial assets include current receivables and bank balances. The Group’s assets and liabilities are measured at amortized cost.

The Group recognizes a loss allowance for expected credit losses on a financial asset that is measured at amortized cost. On each financial position date, the Group recognizes the change in expected loan losses since the first accounting date in profit or loss. The Group had no material credit losses in 2020 and 2019.

h.      Loans and borrowings

Loans and borrowings are initially recognized at fair value, net of transaction costs incurred. Loans and borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the loans and borrowings using the effective interest method.

i.       Share capital

The Company’s common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction from the issuance proceeds.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

j.       Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the common course of business from suppliers. These payables are classified as current liabilities if payment is due within one year or less.

k.      Deferred taxes

Deferred taxes are recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

As the Group is currently engaged primarily in development activities and is not expected to generate taxable income in the foreseeable future, no deferred tax assets are included in the financial statements.

l.       Research and development expenses

Research expenses are charged to profit or loss as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognized if all of the following conditions are fulfilled:

•        technological feasibility exists for completing development of the intangible asset so that it will be available for use or sale;

•        it is management’s intention to complete development of the intangible asset for use or sale;

•        the Group has the ability to use or sell the intangible asset;

•        it is probable that the intangible asset will generate future economic benefits, including existence of a market for the output of the intangible asset or the intangible asset itself or, if the intangible asset is to be used internally, the usefulness of the intangible asset;

•        adequate technical, financial and other resources are available to complete development of the intangible asset, as well as the use or sale thereof; and

•        the Group has the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2020, the Group has not yet capitalized development expenses.

m.     Grants:

1)      Government grants

Government grants, which are received by way of participation in research and development that is conducted by the Group, fall within the scope of “forgivable loans,” as set forth in International Accounting Standard (“IAS”) 20, “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”).

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

The Group recognizes each forgivable loan on a systematic basis at the same time the Group records, as an expense, the related research and development costs for which the grant is received, provided that there is reasonable assurance that (a) the Group complies with the conditions attached to the grant and (b) it is probable that the grant will be received (usually upon receipt of approval notice).

Since at the time of grant approval there is a reasonable assurance that the Group will comply with the forgivable loan conditions attached to the grant, and it is reasonably assured that the Group will not pay royalties, grant income is recorded against the related research and development expenses in the statements of loss and comprehensive loss.

If forgivable loans are initially carried to income, as described above, and in subsequent periods it is no longer reasonably assured that royalties will not be paid, the Group recognizes a liability that is measured based on the Group’s best estimate of the amount required to settle the Group’s obligation at the end of each reporting period.

2)      The grant received from Maze X Acceleration Program in two instalments in June 2020 and in August 2020 for marketing and business development in Portugal is recognized at the time the Group is entitled to such grant, based on the costs incurred, and included as a deduction from sales and marketing expenses. The grant is non-royalty bearing.

3)      Grants received from the European Commission under its Horizon 2020 program for conducting of concept and feasibility assessment of upscaling the Gibraltar power plant are recognized at the time the Group is entitled to such grants, based on the costs incurred, and included as a deduction from research and development expenses. The grants are non-royalty bearing.

4)      The grant received from Queensland government in Australia for marketing and business development in Australia is recognized at the time the Group is entitled to such grant, based on the costs incurred, and included as a deduction from sales and marketing expenses. The grant is non-royalty bearing.

n.      Employee benefits:

1)      Pension and severance pay obligations

Israeli labor laws and Eco Wave Power Ltd.’s employment agreements require Eco Wave Power Ltd. to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The expense recognized in 2020 and in 2019 in relation to these contributions was $69 and $44, respectively.

2)      Vacation and recreation pay

Labor laws in Israel entitle every employee to vacation and recreation pay, both of which are computed annually. The entitlement with respect to each employee is based on the employee’s length of service at Eco Wave Power Ltd. Eco Wave Power Ltd. recognizes a liability and an expense in respect of vacation and recreation pay based on the individual entitlement of each employee.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

o.      Loss per share

The basic loss per share is calculated by dividing the loss attributable to the holders of common shares by the weighted average number of common shares outstanding during the year on a post split basis as of January 1, 2019. The Company has no potential common shares outstanding that can dilute the current shareholders.

p.      Leases

The Group accounts for leases in accordance with International Financial Reporting Standard No. 16 “Leases” (“IFRS 16”).

The Group is a party to a contract that is affected by IFRS 16 and constitutes a rental space in Israel that was signed in November 2019. The Group ‘s leases include the lease of offices for the headquarters in Tel Aviv for a period of 2 years plus an extension option of one year. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration with the exception of lease transactions for a period of up to 12 months. The Group reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

At the commencement date, the Group measures the lease liability at the present value of the lease payments that are not paid at that date, including, inter alia, the exercise price of a purchase option if the Group is reasonably certain to exercise that option.

Simultaneously, the Group recognizes a right-of-use asset in the amount of the lease liability.

Since the interest rate implicit in the lease cannot be readily determined, the Group uses the Group’s incremental borrowing rate. This rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The lease term is the non-cancellable period for which the Group has the right to use an underlying asset, together with both the periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Group is reasonably certain not to exercise that option.

After the commencement date, the Group measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

Assets are depreciated by the straight-line method over the estimated useful lives of the right-of-use assets or the lease period, whichever is shorter:

Years
Property	3

Interest on the lease liability is recognized in profit or loss in each period during the lease term, in an amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Payments associated with short-term leases are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

q.      Segment reporting

The Company has one operating and reportable segment. This was determined based on internal consolidated management reports reviewed by the Group’s chief operating decision maker (CODM) which is the Chief Executive Officer.

r.       Standards and amendments to existing standards that are not yet in effect:

Classification of Liabilities as Current or Non-current (Amendment to IAS 1)

The IASB issued a narrow-scope amendment to IAS 1, “Presentation of Financial Statements” to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. Inter alia, the amendment requires the following:

1)      Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

2)      ‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

3)      The amendment should be applied retrospectively for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The adoption of the amendment is not expected to have a material impact on the Group’s financial statements.

NOTE 3 — FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Based on assessments by Company management, the Group’s exposure to credit risk as of December 31, 2020 is immaterial (see Note 3b). The activities of the Group expose it to market risk, primarily as a result of currency risk.

a.      Market risk

1)      Currency risk

The Group’s activities are partly denominated in non-SEK currencies (primarily the USD and the New Israeli Shekel, or “NIS”), which exposes the Group to risks resulting from changes in exchange rates.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (cont.)

The effect of fluctuations in various exchange rates on the Group’s income and equity is as follows:

	December 31, 2020
	Income (loss)		Value on financial position	Income (loss)
Sensitive instrument	10% increase	5% increase		5% decrease	10% decrease
	In USD thousands
NIS-linked balances:
Cash and cash equivalents	(5)	(3)	56	3	6
Short term bank deposits	(6)	(3)	68	4	8
Other receivables	(1)	(1)	16	1	2
Lease liability	20	10	(219)	(12)	(24)
Trade payables	1	1	(9)	(1)	(1)
Other payables	17	9	(191)	(10)	(21)
Total NIS-linked balances	26	13	(279)	(15)	(30)

USD-linked balances
Cash and cash equivalents	(27)	(14)	296	16	33
Loans from related party	97	51	(1,062)	(56)	(118)
Total USD- linked balances	70	37	(766)	(40)	(85)
Total	96	50	(1,045)	(55)	(115)
	December 31, 2019
	Income (loss)		Value on financial position	Income (loss)
Sensitive instrument	10% increase	5% increase		5% decrease	10% decrease
	In USD thousands
NIS-linked balances:
Cash and cash equivalents	(6)	(3)	70	4	8
Short term bank deposits	(10)	(5)	110	6	12
Other receivables	(3)	(1)	31	2	3
Lease liability	26	14	(288)	(15)	(32)
Trade payables	3	2	(33)	(2)	(4)
Other payables	7	4	(79)	(4)	(9)
Total NIS-linked balances	17	11	(189)	(9)	(22)

USD-linked balances
Cash and cash equivalents	(7)	(4)	74	4	8
Loans from related party	93	49	(1,024)	(54)	(114)
Total USD- linked balances	86	45	(950)	(50)	(106)
Total	103	56	(1,139)	(59)	(128)

The Group also maintains cash and cash equivalent balances in other currencies in amounts that are not material.

As shown in the table above, the Group is primarily exposed to changes in USD/SEK exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar-denominated financial instruments. The impact on other components of equity is considered to be low.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (cont.)

2)      Concentration of currency risk

Set forth below is certain data regarding U.S. dollar exchange rates:

	Exchange rate of SEK per $1	Exchange rate of NIS per $1
As of December 31:
2019	9.3171	3.456
2020	8.1886	3.215

Percentage increase (decrease) in USD exchange rate:
2019	3.85%	(7.8)%
2020	(12.11)%	(7.0)%

Set forth below is information on the linkage of monetary items by currency:

	December 31, 2020
	SEK	NIS	Other Currencies
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	10,365	56	313
Short term bank deposits	—	68	—
Other receivables	151	16	50
	10,516	140	363
Liabilities:
Current liabilities:
Current maturities of long-term loans	—	—	—
Current maturities of lease liability	—	96	—
Accounts payable and accruals:
Trade	32	9	2
Other	99	191	156
Non-current liabilities
Lease liabilities, net of current maturities	—	123	—
Long-term loans, net of current maturities	—		1,196 *
	131	419	1,354
Net asset value	10,385	(279)	(991)

____________

*        The amount presented includes USD 1,062. See Note 8.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (cont.)

	December 31, 2019
	SEK	NIS	Other Currencies
	in USD thousands
Assets:
Current assets:
Cash and cash equivalents	11,502	70	130
Short term bank deposits	—	110	—
Other receivables	112	31	78
	11,614	211	208
Liabilities:
Current liabilities:
Current maturities of long-term loans			21
Current maturities of lease liability		86
Accounts payable and accruals:
Trade	480	33	6
Other	74	73	114
Non-current liabilities
Lease liabilities, net of current maturities		202
Long-term loans, net of current maturities	—	—	1,119
	554	394	1,260
Net asset value	11,060	(183)	(1,052)

3)      Fair value of financial instruments

As of December 31, 2020 and 2019, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items and deposits).

With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in the consolidated statement of financial position is generally close or identical to their carrying amount.

4)      Exposure to market risk and management thereof

In the opinion of Group management, the market risk to which the Group is exposed is primarily related to currency risk exposure, as mentioned above. Additionally, Group management does not consider the interest rate risk to be material.

b.      Credit risk

Credit risk arises from bank balances at banks and outstanding receivables. Credit risk is managed by Group management. Only banks and credit institutions with a good credit rating are accepted. Outstanding receivables are outstanding with public authorities and other counterparties with a strong financial position, which is why the credit risk is considered to be limited.

c.      Liquidity risk

Through careful liquidity management, the Group ensures that sufficient cash is available to meet the need in operating activities. At the same time, the Group ensures that it has sufficient cash and cash equivalents to enable debts to be paid when they fall due. Group management monitors rolling forecasts of the Group’s liquidity reserves on the basis of anticipated cash flows and maintains the liquidity balances at a level that is sufficient to meet its needs.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CRITICAL ESTIMATES AND JUDGMENTS:

As part of the financial reporting process, Group management is required to make estimates that affect the value of assets, liabilities, income, expenses and certain disclosures included in the Group’s consolidated financial statements. By their very nature, such estimates are subjective and complex and consequently may differ from actual results.

The accounting estimates used in the preparation of the financial statements are continually evaluated and adjusted based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Described below are the critical accounting estimates used in the preparation of the financial statements, the formulation of which required Group management to make assumptions as to circumstances and events that involve significant uncertainty. In using its judgment to determine the accounting estimates, the Group takes into consideration, as appropriate, the relevant facts, past experience, the effect of external factors and reasonable assumptions under the circumstances.

Government grants

Grants from governments are recognized at the time the Group is entitled to such grants, on the basis of the costs incurred, and included as a deduction from research and development expenses. Government grants received are recognized as a liability if economic benefits are expected as a result of research and development activities that will result in sales entitling the state to royalties. Government grants are treated as a forgivable loan when there is a reasonable assurance that the entity will meet the terms for forgiveness of the loan. There is uncertainty about the expectation of future economic benefits as a result of research and development activities.

Deferred taxes

Based on management’s discretion, the Group has not created deferred tax assets in respect of accrued losses for tax purposes, as it is not expected that the Group will be able to utilize these losses in the foreseeable future against taxable income.

Research and development costs

Research and development costs are recorded in accordance with the accounting policies detailed in Note 2l. Group management has examined the conditions specified in Note 2l and in its opinion, as of December 31, 2020 and 2019, it does not meet them. Therefore, as of December 31, 2020 and 2019, the Group has not yet capitalized research and development expenses, and research and development expenses were charged to the income statement.

NOTE 5 — RESTRICTED SHORT-TERM BANK DEPOSITS:

To secure Eco Wave Power Ltd.’s bank guarantees, Eco Wave Power Ltd. has deposited an amount of $68 (2019 – $110) in Bank Hapoalim Ltd. in short-term bank deposits. The short-term bank deposits are in NIS and bear interest at an average annual rate of prime – 1.59%. These deposits are subject to regulatory restrictions and are therefore not available for general use by the Group.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — PROPERTY AND EQUIPMENT:

Set forth below are the composition of property and equipment and the related accumulated depreciation, grouped by major classifications, as well as the changes therein for the respective years:

	Cost				Accumulated depreciation				Net book value
	Balance at beginning of year	Additions during year	Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2020:
Land	79	—	(4)	75	—	—	—	—	75
Plant and equipment	1,284	177	78	1,539	115	21	10	146	1,393
Office equipment	22	—	2	24	15	3	2	20	4
	1,385	177	76	1,638	130	24	12	166	1,472

Composition in 2019:
Land	76	—	3	79	—	—	—	—	79
Plant and equipment	1,102	152	30	1,284	88	19	8	115	1,169
Office equipment	18	2	2	22	11	3	1	15	7
	1,196	154	35	1,385	99	22	9	130	1,255

Property and equipment are held by the Company’s subsidiaries.

NOTE 7 — LEASES:

a.      Right-of-use assets:

	Cost				Accumulated depreciation				Net book value
	Balance at beginning of year	Additions during year	Foreign currency translation reserve	Balance at end of year	Balance at beginning of year	Additions during year	Foreign currency translation reserve	Balance at end of year	Balance at end of year
Composition in 2020:
Offices	304	—	28	332	16	99	9	124	208
	304	—	28	332	16	99	9	124	208
Composition in 2019:
Offices	—	304	—	304	—	16	—	16	288
	—	304	—	304	—	16	—	16	288

b.      Lease liabilities:

	Balance at beginning of year	Additions during year	Interest expense during year	Payments during year	Translation adjustment	Balance at end of year
	in USD thousands
Composition in 2020 –
Offices	288	—	10	(96)	17	219
Total	288	—	10	(96)	17	219
Composition in 2019 –
Offices	—	304	*	(16)	*	288
Total		304	*	(16)	*	288

____________

*        Under 1 thousand USD.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — LEASES: (cont.)

	As of December 31
	2020	2019
	in USD thousands
Composition of lease liabilities:
Current lease liabilities
Offices	96	86
	96	86
Non-current lease liabilities
Offices	123	202
	123	202
Total	219	288

c.      Additional disclosure:

1)      The Group is a party to a contract that is affected by IFRS 16 and constitutes a rental space in Israel that was signed in November 2019. The agreed rental period is 24 months plus an extension option of an additional 12 months. The extension option held is exercisable only by the Group and not by the lessor. This liability was measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as of November 2019 – 4%.

2)      To secure the Group’s lease obligation on its offices, the Group has provided a bank guarantee in the amount of $36 for the benefit of the lessor.

3)      As of December 31, 2020, minimum future rental payments (considering the aforementioned extension periods) under the leases were:

Year:	Total
in USD thousands
2021	96
2022	123
219

4)      In 2020 and in 2019, a short-term lease with a lease term of less than 12 months without a purchase option is recognized as an expense in profit or loss at the amount of $22 and $28, respectively.

NOTE 8 — LONG-TERM LOAN FROM RELATED PARTY:

a.      Composition:

	December 31
	2020	2019
	in USD thousands
Loans from David Leb, Board member	1,062	1,024
Less – current maturities	—	21
Total long-term loans	1,062	1,003

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — LONG-TERM LOAN FROM RELATED PARTY: (cont.)

b.      Change during the year:

	Year ended December 31
	2020	2019
	in USD thousands
Beginning of year	1,024	1,000
Interest charged	38	24
End of year	1,062	1,024

c.      Additional disclosure:

Eco Wave Power Ltd. has entered into two loan agreements with a shareholder and a Board member, David Leb, a related party, amounting to $1,062 at December 31, 2020 (denominated in USD). The liability is classified as a non-current liability to a related party in the statement of financial position.

1)      The first loan agreement relates to an amount of $200. The loan agreement is subject to an annual interest rate of 4%, calculated on the total debt including accrued interest. The loan is presented as a long-term loan as it is not due before January 2022.

2)      The second loan agreement relates to an amount of $800. Under the loan agreement, the credit period is 36 months and if the loan is not repaid within the credit period, an interest rate of 4% applies. The agreement does not specify specific repayment dates. It is Eco Wave Power Ltd.’s intention to repay the loan after 36 months. Therefore, Eco Wave Power Ltd. accrues interest on the loan.

NOTE 9 — OTHER LONG-TERM LOAN:

a.      Composition:

	December 31
	2020	2019
	in USD thousands
Loan from PortXL Netherlands B.V.	134	116
Less – current maturities	—	—
Total long-term loan	134	116

b.      Change during the year:

	Year ended December 31
	2020	2019
	in USD thousands
Beginning of the year	116	—
Additions during the year	—	113
Interest	6	4
Foreign currency translation adjustment	12	(1)
End of year	134	116

c.      Additional disclosure

Loan from PortXL Netherlands B.V.

Eco Wave Power Ltd. entered into an accelerator agreement with PortXL Netherlands B.V. in March 2019. The loan was granted under a mentorship-driven open innovation startup accelerator program focusing on port related industries. The loan consists of (i) an amount of EUR 85,000 in kind,

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — OTHER LONG-TERM LOAN: (cont.)

consisting of participating in the Program and (ii) an amount of EUR 15,000 in cash. Eco Wave Power Ltd. must repay the loan in five annual installments, starting April 1, 2023. The loan agreement is subject to an annual interest rate of 5%, calculated on the total debt including accrued interest. To the extent that Eco Wave Power Ltd. fails to repay the loan when due, PortXL Netherlands B.V. shall be entitled, as a sole remedy, to be issued common shares of Eco Wave Power Ltd. in such number equal to the unpaid balance of the loan and the accrued interest, divided by $0.357825. Upon such issuance, the loan shall be deemed repaid in full.

NOTE 10 — EQUITY:

a.      Share capital

	Number of Common Shares December 31
	2020	2019
Authorized share capital	100,000,000	100,000,000
Issued and paid up share capital	35,194,844	35,194,844

b.

	In SEK December 31
	2020	2019
Authorized share capital (in thousands SEK)	2,000	2,000
Issued and paid-up share capital (in thousands SEK)	704	704

c.      Rights related to shares

The common shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of December 31, 2020, all outstanding share capital consisted of common shares.

d.      Changes in the Company’s equity:

In May 2019, Eco Wave Power Ltd. completed a private offering of 314,650 common shares. The offering raised a total amount of $928.

In July 2019, the Company completed an underwritten public offering of 6,355,594 common shares at a public offering price of SEK 19 per share. The offering raised a total of $12,928, with net proceeds of $11,949, after deducting fees and expenses.

e.      Stock split:

On May 21, 2019, the Company’s shareholders authorized a 50-for-1 share split of the Company’s common shares that went into effect as of the date of authorization. The share split was effected such that each 1 then-outstanding share was increased to 50 shares. The consolidated financial statements give retroactive effect as though the 50-for-1 share split of the Company’s common shares occurred for all periods presented, without any change in the par value per share.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES ON INCOME:

a.      Corporate taxation

The income of Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ)) is taxed at the standard Swedish corporate tax rate, which was 21.4% for 2020 and 2019.

The income of Eco Wave Power Ltd. is taxed at the standard Israeli corporate tax rate, which was 23% for 2020 and 2019.

b.      Tax loss carryforwards:

1)      Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ)) - As of December 31, 2020, the tax loss carryforwards of the Parent Company were approximately $1,600. The tax loss carryforwards have no expiration date.

2)      Eco Wave Power Ltd. - As of December 31, 2020, the tax loss carryforwards of Eco Wave Power Ltd. were approximately $4,900. The tax loss carryforwards have no expiration date.

The Group has not created deferred tax assets in respect of these tax loss carryforwards. See Note 2k.

c.      Theoretical taxes

As described in Note 2k, the Group has not recognized any deferred tax assets in the financial statements, as it does not expect to generate taxable income in the foreseeable future. The reported tax on the Group’s income before taxes differs from the theoretical amount that would arise using the tax rate applicable to income of the consolidated entities as follows:

		Year ended December 31
		2020	2019
		in USD thousands
Loss before taxes	21.4%	(1,969)	(2,029)

Theoretical tax benefit		(421)	(434)
Effect of different tax rates in foreign subsidiaries		(36)	(8)
Tax losses incurred in the reporting year for which deferred taxes were not created		458	442
Taxes on income for the reported year		1	—

NOTE 12 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties:

a.      Key management compensation

b.      Key management includes directors and executive officers. The compensation paid or payable to key management for services during the year indicated is presented below.

	Year ended December 31
	2020	2019
	in USD thousands
Salaries and other short-term employee benefits	688	471
Post-employment benefits	37	25
Total	725	496

c.      Loans from related party (see Note 8)

d.      Interest expenses on related party loan (see Note 8)

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (cont.)

e.      Balances with related parties

	Year ended December 31
	2020	2019
	in USD thousands
Long term loans (see Note 8)	1,062	1,024
Payroll and related expenses (see Note 13b)	20	34

f.       See Note 14 related to an agreement with a minority shareholder in one of our subsidiaries.

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.      Other receivables and prepaid expenses:

	December 31
	2020	2019
	in USD thousands
Value Added Tax authorities	81	143
Advances to suppliers	71	66
Other	65	12
	217	221

b.      Accounts payable and accruals:

1)      Trade:

	December 31
	2020	2019
	in USD thousands
Accounts payable:
In Sweden	32	480
Overseas	11	39
	43	519

2)      Other:

Payroll and related expenses	227	121
Accrued expenses	116	105
Other	103	35
	446	261

The carrying amounts of accounts payable and accruals approximate their fair value, as the effect of discounting is not material.

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

c.      Research and development expenses:

	Year ended December 31
	2020	2019
	in USD thousands
Payroll and related expenses	394	290
Depreciation	21	20
	415	310
Less – grants received	(49)	(126)
	366	184

Additional disclosure

Grants were received from the Israeli Ministry of Energy and from the European Commission under the Horizon 2020 Framework Program. To secure the Group’s obligation to the Israeli Ministry of Energy, under the grant terms, the Group has provided a bank guarantee in the amount of $11 for the benefit of the Government of Israel (see Note 2m).

d.      Selling and marketing expenses:

	Year ended December 31
	2020	2019
	in USD thousands
Payroll and related expenses	289	137
Overseas travels	24	158
Other	44	149
Less – Grants received	(9)	(52)
	348	392

e.      General and administrative expenses:

	Year ended December 31
	2020	2019
	in USD thousands
Payroll and related expenses	614	360
Professional services	138	530
Depreciation	102	18
Other	250	462
	1,104	1,370

f.       Financial expenses:

	Year ended December 31
	2020	2019
	in USD thousands
Bank commissions	25	11
Interest on long term loans	54	28
Other	72	44
	151	83

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — COMMITMENTS:

a.      Grants from the Israeli Ministry of Energy

Grants received from the Israeli Ministry of Energy for an approved pioneering research and development program are recognized at the time the Group is entitled to such grants, on the basis of the costs incurred, and included as a deduction from research and development expenses. The grants are 5% royalty bearing from commercialization of the intellectual property products, until repayment of 100% of the grants received by the Group.

As discussed in Note 2m, this transaction was treated as a “forgivable loan,” as set forth in IAS 20.

b.      Loan from Management Committee of Jiangsu Changshu High Tech Development Zone

Eco Wave Power Ltd. entered into an accelerator agreement with Management Committee of Jiangsu Changshu High Tech Development Zone and with Changshu Shirat Enterprises Management Co., Ltd. in 2013. Changshu Shirat Enterprises Management Co., Ltd. owns 10% of the Suzhou Eco Wave Power Technology Co. Ltd.

Under the agreement, the Management Committee of Jiangsu Changshu High Tech Development Zone lent Suzhou Eco Wave Power Technology Co. Ltd. RMB 3,977 thousands ($570). The loan was granted in RMB to co-finance the construction of a power plant in Gibraltar as well as to support other ventures.

Suzhou Eco Wave Power Technology Co. Ltd. should repay the loan by remitting 3% of the net proceeds from Gibraltar pilot project and future projects in China alone plus 5% annual interest. In addition, Suzhou Eco Wave Power Technology Co. Ltd. is also obligated to pay to Changshu Shirat Enterprises Management Co., Ltd. 5% of the net proceeds from commercialization of its future projects for a term of 10 years from the date of the agreement. There were no proceeds in China since 2013 and there are no expected proceeds.

As discussed in Note 2m, this transaction was treated as a “forgivable loan,” as set forth in IAS 20.

c.      Portugal

In April 2020, Eco Wave Power Ltd. entered into an official concession agreement with Administração dos Portos do Douro, Leixões e Viana do Castelo (“APDL”) regarding the use of an area potentially suitable for construction, operation and maintenance of a wave energy power plant of up to 20 megawatts at four sites owned and operated by APDL (the “Concession Agreement”).

In September 2020, Eco Wave Power Ltd. established EW Portugal — Wave Energy Solutions, Unipessoal lda, a wholly owned subsidiary in Porto, Portugal, to enable Eco Wave Power Ltd. to commence official licensing procedures for the project.

In October 2020, Eco Wave Power Ltd. entered into a strategic collaboration with Painhas Engineering and Construction Company (“Painhas”) for the technical support for the licensing of the 20 megawatts Portugal project. Painhas will play an integral part in the technical support needed for the official licensing procedures for the planned wave energy project in Portugal, as part of the newly signed 20 megawatts Concession Agreement with the Port Authority of Leixões — APDL. Once licensing is obtained, the parties will work towards a continued collaboration for the execution of the project.

d.      During 2020, Eco Wave Power Ltd. entered into a collaboration agreement with Meridian Energy Australia Pty Ltd (“MEA”). MEA is a wholly owned subsidiary of Australasia’s largest renewable energy generator Meridian Energy Limited. The purpose of the collaboration is for the parties to jointly investigate the development of commercial wave energy power projects in the Australian National Electricity Market (NEM).

Eco Wave Power Global AB (publ) (formerly known as EWPG Holding AB (publ))

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — EVENTS AFTER THE REPORTING PERIOD

a.      Tel Aviv — Jaffa port

In January 2021, pursuant to the engineering coordination permits from the Municipality of Tel-Aviv Jaffa (required for the deployment of the grid connection works), Eco Wave Power Ltd. commenced the grid connection works and preparation works for installation of floaters on the sea wall in the Port of Jaffa, Israel. The permit allows Eco Wave Power Ltd. to proceed with the path towards electric cable laying works for the electric transmission cables that will connect the EWP-EDF One Jaffa Port project, with the Israel Electric Company sub-station. The permit allows the cement works and installation of ten floaters for the EWP-EDF One wave energy project.

b.      Other

In January 2021, Eco Wave Power Ltd. won the Smart Port Challenge Competition held by Morocco’s National Ports Agency and National Single Window for foreign trade- PORTNET, together with the Global Alliance for Trade Facilitation and Morocco’s port community. The award that will be granted to Eco Wave Power Ltd. is 100 thousand Moroccan Dirham ($11), as well as an opportunity for Morocco to become a testing and implementation hub for the technology of Eco Wave Power Ltd.

1,000,000 American Depositary Shares

Representing 8,000,000 Common Shares

Eco Wave Power Global AB (publ)

________________

PROSPECTUS

________________

Sole Book-Running Manager

A.G.P.

July 1, 2021

Until and including, July 26, 2021 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.